Exhibit 99.1

EXECUTION VERSION

AMENDED AND RESTATED CREDIT AGREEMENT

dated as of November 7, 2022,

among

THOMSON REUTERS CORPORATION,

the OTHER BORROWERS party hereto,

the LENDERS party hereto

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent

JPMORGAN CHASE BANK, N.A.,

BMO CAPITAL MARKETS,

CITIBANK, N.A.,

RBC CAPITAL MARKETS1 and

TD SECURITIES,

as Joint Lead Arrangers and Joint Bookrunners

BANK OF MONTREAL,

CITIBANK, N.A.,

ROYAL BANK OF CANADA and

THE TORONTO-DOMINION BANK,

as Syndication Agents,

BANK OF AMERICA, N.A.,

BARCLAYS BANK PLC,

MIZUHO BANK, LTD.

GOLDMAN SACHS BANK USA and

MORGAN STANLEY SENIOR FUNDING, INC.,

as Documentation Agents

[1]	RBC Capital Markets is the brand name for the capital markets activities of Royal Bank of Canada.

SECTION 3.04. Enforceability	73
SECTION 3.05. Financial Condition; No Material Adverse Change	73
SECTION 3.06. Litigation and Environmental Matters	73
SECTION 3.07. Compliance with Laws	74
SECTION 3.08. Investment Company Status	74
SECTION 3.09. Margin Regulations	74
SECTION 3.10. Disclosure	74
SECTION 3.11. Anti-Corruption Laws and Sanctions	74
SECTION 3.12. Compliance with Swiss Ten Non-Bank Rule and Swiss Twenty Non-Bank Rule	74

ARTICLE IV

Conditions

SECTION 4.01. Restatement Effective Date	75
SECTION 4.02. Each Credit Event	76
SECTION 4.03. Initial Credit Events for New Borrowers	76

ARTICLE V

Affirmative Covenants

SECTION 5.01. Financial Statements and Other Information	77
SECTION 5.02. Preservation of Existence, Etc	78
SECTION 5.03. Compliance with Laws	79
SECTION 5.04. Use of Proceeds and Letters of Credit	79
SECTION 5.05. Anti-Corruption Laws and Sanctions	79
SECTION 5.06. Compliance with Swiss Ten Non-Bank Rule and Swiss Twenty Non-Bank Rule	79

ARTICLE VI

Negative Covenants

SECTION 6.01. Indebtedness	80
SECTION 6.02. Liens; Guarantees	80
SECTION 6.03. Mergers, Etc	80
SECTION 6.04. Leverage Ratio	80

ARTICLE VII

Events of Default

ARTICLE VIII

The Administrative Agent
SECTION 8.01. General	84

SECTION 8.02. Certain ERISA Matters	90

ARTICLE IX

Guarantee

ARTICLE X

Miscellaneous

Schedules

Schedule 2.01	Commitments
Schedule 2.04A	LC Commitments
Schedule 2.04B	Existing Letters of Credit

Exhibits

Exhibit A	Form of Assignment and Assumption
Exhibit B-1	Form of Borrower Joinder Agreement
Exhibit B-2	Form of Borrower Termination Agreement
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Promissory Note
Exhibit E	Form of Compliance Certificate
Exhibit F	Form of Maturity Date Extension Request

Exhibit G-1	Form of US Tax Compliance Certificate for Non-US Lenders or Non-US Issuing Banks that are not Partnerships for US Federal Income Tax Purposes
Exhibit G-2	Form of US Tax Compliance Certificate for Non-US Participants that are not Partnerships for US Federal Income Tax Purposes
Exhibit G-3	Form of US Tax Compliance Certificate for Non-US Participants that are Partnerships for US Federal Income Tax Purposes
Exhibit G-4	Form of US Tax Compliance Certificate for Non-US Lenders or Non-US Issuing Banks that are Partnerships for US Federal Income Tax Purposes
Exhibit H	Form of Subsidiary Guarantee Agreement
Exhibit I	Form of Interest Election Request

AMENDED AND RESTATED CREDIT AGREEMENT dated as of November 7, 2022 (as further amended, supplemented or otherwise modified from time to time, this “Agreement”), among THOMSON REUTERS CORPORATION; the OTHER BORROWERS from time to time party hereto; the LENDERS from time to time party hereto; and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

The Borrowers (such term and each other capitalized term used and not otherwise defined herein having the meaning assigned to it in Article I), the Lenders and the Administrative Agent are parties to the Credit Agreement dated as of August 16, 2011, most recently amended and restated as of December 13, 2019 (as in effect immediately prior to its amendment and restatement pursuant hereto, the “Existing Credit Agreement”). The Borrowers have requested that the Lenders agree to amend and restate the Existing Credit Agreement to be in the form hereof. The Lenders are willing to amend and restate the Existing Credit Agreement to be in the form hereof and to extend credit to the Borrowers pursuant hereto, in each case on the terms and subject to the conditions set forth herein.

Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR Borrowing” means any Borrowing comprised of ABR Loans.

“ABR Loan” means a Loan that bears interest at a rate determined by reference to the Alternate Base Rate.

“Accession Agreement” has the meaning set forth in Section 2.07(d).

“Acquisition” means any acquisition of (a) Capital Stock in any Person if, after giving effect thereto, such Person will become a subsidiary of the Company or (b) assets comprising all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of) any Person.

“Adjusted Daily Simple SOFR” means, with respect to any Borrowing denominated in US Dollars, an interest rate per annum equal to (a) the Daily Simple SOFR plus (b) 0.10%; provided that if such rate as so determined shall be less than zero, such rate shall be deemed to be zero.

“Adjusted Term SOFR” means, with respect to any Borrowing denominated in US Dollars for any Interest Period, an interest rate per annum equal to (a) the Term SOFR for such Interest Period plus (b) 0.10%; provided that if such rate as so determined shall be less than zero, such rate shall be deemed to be zero.

“Administrative Agent” means JPMorgan, in its capacity as administrative agent for the Lenders hereunder and under the other Loan Documents, or any successor appointed in accordance with Article VIII. Unless the context requires otherwise, the term “Administrative Agent” shall include any Affiliate of JPMorgan through which JPMorgan shall elect to perform any of its obligations in such capacity under the Loan Documents.

“Administrative Questionnaire” means an Administrative Questionnaire in a form or forms supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreed Currencies” means US Dollars, Euro and Sterling.

“Agreement” has the meaning set forth in the preamble.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus 1⁄2 of 1% per annum and (c) the Adjusted Term SOFR for a one month Interest Period as published two US Government Securities Business Days prior to such day (or if such day is not a US Government Securities Business Day, the immediately preceding US Government Securities Business Day) plus 1% per annum. For purposes of clause (c) above, the Adjusted Term SOFR for any day shall be based on the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, on such day (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology); provided that (i) if such rate as so determined shall be less than zero, such rate shall be deemed to be zero and (ii) if such rate cannot be determined (for the avoidance of doubt, only until the Benchmark Replacement has been determined pursuant to Section 2.12(b)), such rate shall be deemed to be zero. Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR, as the case may be.

“AML Laws” has the meaning set forth in Section 10.13.

“Ancillary Document” has the meaning set forth in Section 10.06(b).

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada), each as amended, and the rules and regulations thereunder, and other similar anti-corruption laws in any other jurisdiction where the Company or any of its subsidiaries conduct business.

“Applicable Funding Account” means, as to each Borrower with respect to any Borrowing, the account that shall be specified in the applicable Borrowing Request and that shall have been approved by the Administrative Agent.

“Applicable Law” means all applicable laws, statutes, treaties, rules, codes, ordinances, regulations, permits, certificates, orders, interpretations, licenses, and permits of any Governmental Authority and judgments, decrees, injunctions, writs, orders or like action of any court, arbitrator or other judicial or quasi-judicial tribunal (including, without limitation, those pertaining to health, safety, the environment or otherwise).

“Applicable Lending Office” means (a) with respect to any Lender, the office(s) of such Lender (or any Affiliate of such Lender, if such Affiliate is a Swiss Qualifying Bank) specified as its “Lending Office” on Schedule 2.01, (b) with respect to any Person that becomes a Lender after the Restatement Effective Date, the office(s) of such Lender specified in the Assignment and Assumption or the Accession Agreement executed by such Person or (c) such other office(s) of such Lender (or an Affiliate of such Lender, if such Affiliate is a Swiss Qualifying Bank) as such Lender may hereafter designate from time to time as its “Lending Office(s)” by prior notice to the Company and the Administrative Agent; provided that, other than following an Event of Default that has occurred and is continuing, (i) such designation will not cause a Borrower to be subject to the payment of additional amounts with respect to withholding taxes pursuant to Section 2.11(i) or 2.15 and (ii) such Lender would be, to the same extent as prior to such designation, an Eligible Assignee if such Lender were an assignee. A Lender may designate different Lending Offices for Loans to Borrowers in different jurisdictions.

“Applicable Parties” has the meaning set forth in Section 8.01.

“Applicable Percentage” means, with respect to any Lender at any time, the percentage of the aggregate Commitments represented by such Lender’s Commitment at such time; provided that, for purposes of Section 2.20 when a Defaulting Lender shall exist, “Applicable Percentage” shall mean, with respect to any Lender, the percentage of the aggregate Commitments (disregarding any Defaulting Lender’s Commitment) represented by such Lender’s Commitment at such time; provided further that if all the Commitments have expired or been terminated, the Applicable Percentages shall be determined on the basis of the aggregate Commitments most recently in effect, giving effect to any assignments and to any Lender’s status as a Defaulting Lender at the time of determination.

“Applicable Rate” means, for any day, the applicable rate per annum set forth below under the caption “Facility Fee Rate”, “Term Benchmark/RFR Spread” or “ABR Spread”, as the case may be, based upon the ratings by S&P, Moody’s and Fitch applicable on such date to the Index Debt:

	Ratings (Moody’s/S&P/Fitch)	Facility Fee Rate (% per annum)	Term Benchmark/RFR Spread (% per annum)	ABR Spread (% per annum)
Category 1	A3/A-/A- or higher	0.090%	0.910%	0.000%
Category 2	Baa1/BBB+/BBB+	0.100%	1.025%	0.025%
Category 3	Baa2/BBB/BBB	0.125%	1.125%	0.125%
Category 4	Baa3/BBB-/BBB-	0.175%	1.200%	0.200%
Category 5	below Baa3/BBB-/BBB-	0.225%	1.400%	0.400%

For purposes of the foregoing, (a) (i) if one of Moody’s, S&P or Fitch shall not have in effect a rating for the Index Debt (other than by reason of the circumstances referred to in the last sentence of this definition), the applicable Category shall be determined by reference to the remaining two effective ratings, (ii) if two of Moody’s, S&P or Fitch shall not have in effect a rating for the Index Debt (other than by reason of the circumstances referred to in the last sentence of this definition), one of such rating agencies shall be deemed to have in effect a rating for the Index Debt in Category

5 and the applicable Category shall be determined by reference to such deemed rating and the remaining effective rating and (iii) if none of Moody’s, S&P or Fitch shall have in effect a rating for the Index Debt (other than by reason of the circumstances referred to in the last sentence of this definition), then Category 5 shall apply and (b) if the ratings in effect or deemed to be in effect shall fall within different Categories, then (i) if each of Moody’s, S&P and Fitch has in effect a rating for the Index Debt, then the applicable Category shall be the Category in which the highest of the ratings shall fall unless all three of the ratings are in different Categories, in which case the applicable Category shall be the Category corresponding to the middle rating and (ii) if only two of Moody’s, S&P and Fitch has in effect (or deemed to be in effect) a rating for the Index Debt, then the applicable Category shall be the Category in which the higher of the ratings shall fall unless the ratings differ by two or more Categories, in which case the applicable Category shall be the Category one level below that corresponding to the higher rating. Each change in the Applicable Rate shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s, S&P or Fitch, as applicable, shall change, or if any of the rating agencies shall cease to be in the business of rating corporate debt obligations, the Company and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Rate shall be determined by reference to the rating from such rating agency most recently in effect prior to such change or cessation.

“Applicable Time” means, with respect to any Borrowings and payments in any Foreign Currency, the local time in the place of settlement for such Foreign Currency as may be determined by the Administrative Agent, as the case may be, to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment.

“Approved Electronic Communication” refers to the delivery of notices and other communications using Electronic Systems to the extent permitted under Section 10.01(b).

“Approved Fund” means any Person (other than a natural person or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by a Lender, an Affiliate of a Lender or an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means JPMorgan, BMO Capital Markets, Citibank, N.A., RBC Capital Markets and TD Securities.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any Person whose consent is required by Section 10.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Availability Period” means the period from and including the Restatement Effective Date to but excluding the earlier of the Maturity Date and the date of termination of all the Commitments.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark for any Agreed Currency, any tenor for such Benchmark (or component thereof) or payment period for interest calculated with reference to such Benchmark (or component thereof), as applicable, that is or may be used for determining the length of an Interest Period for any term rate or otherwise for determining any frequency of making payments of interest calculated pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.12(b)(iv).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time that is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Event” means, with respect to any Person, that such Person becomes the subject of a voluntary or involuntary bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority, provided further that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Benchmark” means, initially, with respect to any Loan denominated in any Agreed Currency, the Relevant Rate for Loans denominated in such currency; provided that if a Benchmark Transition Event and the related Benchmark Replacement Date have occurred with respect to the applicable Relevant Rate or the then-current Benchmark for such Agreed Currency, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.12(b).

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date; provided that, in the case of any Loan denominated in a Foreign Currency, “Benchmark Replacement” shall mean the alternative set forth in clause (2) below:

(1) in the case of any Loan denominated in US Dollars, the Adjusted Daily Simple SOFR;

(2) the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Company as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body and/or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current

Benchmark for syndicated credit facilities denominated in the applicable Agreed Currency at such time in the United States and (b) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Company for the applicable Corresponding Tenor giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable Agreed Currency at such time in the United States.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement and/or any Term Benchmark Loan denominated in US Dollars, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate”, the definition of “Business Day”, the definition of “Foreign Currency Overnight Rate”, the definition of “Interest Period”, the definition of “RFR Business Day”, the definition of “US Government Securities Business Day”, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides in its reasonable discretion may be appropriate to reflect the adoption and implementation of such Benchmark and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent in its reasonable discretion decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent in its reasonable discretion determines that no market practice for the administration of such Benchmark exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means, with respect to any Benchmark, the earlier to occur of the following events with respect to such then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event”, the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the CME Term SOFR Administrator, the central bank for the currency applicable to such Benchmark, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12 and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under the other Loan Documents in accordance with Section 2.12.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any employee benefit, health, welfare, pension, supplemental pension, deferred compensation, stock, share or other similar incentive compensation, retirement, post-retirement benefit and post-employment benefit and long-term incentive plans or arrangements, disability or any other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that, in any of the foregoing cases, are applicable to present or former employees or directors or officers, and individuals working on contract with any Borrower or any Significant Subsidiary and are currently maintained, administered or participated in by any Borrower or any Significant Subsidiary, or in respect of which any Borrower or any Significant Subsidiary has any contribution obligation or other liability or contingent liability.

“Borrower” means (a) the Company, (b) Thomson Reuters Enterprise Centre GmbH, a company incorporated under the laws of Switzerland, (c) Thomson Reuters Finance S.A., a company incorporated under the laws of Luxembourg, and (d) each subsidiary of the Company that has become a Borrower as provided in Section 2.19, in each case under clauses (b), (c) and (d) above, other than any such Person that has ceased to be a Borrower as provided in Section 2.19.

“Borrower DTTP Filing” means an HM Revenue & Customs’ Form DTTP2, duly completed and filed by the relevant UK Borrower within: (a) where a Lender or Issuing Bank is party hereto at such time as the first UK Borrower becomes a Borrower hereunder, 30 days from the date such UK Borrower becomes a Borrower hereunder, and (b) where a Lender or Issuing Bank becomes party hereto after the date on which the first UK Borrower becomes a Borrower hereunder, 30 days from the date of the relevant Assignment and Assumption, Accession Agreement or Issuing Bank Agreement executed by such Lender or Issuing Bank, as applicable, which contains the scheme reference number and jurisdiction of tax residence provided by the applicable Lender or Issuing Bank to such UK Borrower and the Administrative Agent.

“Borrower Joinder Agreement” means a Borrower Joinder Agreement substantially in the form of Exhibit B-1.

“Borrower Termination Agreement” means a Borrower Termination Agreement substantially in the form of Exhibit B-2.

“Borrowing” means Loans of the same Type and currency and to the same Borrower made, converted or continued on the same date and, in the case of Term Benchmark Loans, as to which a single Interest Period is in effect.

“Borrowing Minimum” means (a) in the case of a Borrowing denominated in US Dollars, US$1,000,000, (b) in the case of a Borrowing denominated in Sterling, £1,000,000, (c) in the case of a Borrowing denominated in Euros, €1,000,000 and (d) in the case of a Borrowing denominated in any Designated Currency, the smallest amount of such Designated Currency that is an integral multiple of 100,000 units of such currency and that has a US Dollar Equivalent in excess of US$1,000,000.

“Borrowing Multiple” means (a) in the case of a Borrowing denominated in US Dollars, US$100,000, (b) in the case of a Borrowing denominated in Sterling, £100,000, (c) in the case of a Borrowing denominated in Euros, €100,000 and (d) in the case of a Borrowing denominated in any Designated Currency, 100,000 units of such Designated Currency.

“Borrowing Request” means a request by a Borrower for a Borrowing in accordance with Section 2.03, which shall be in the form of Exhibit C or any other form approved by the Administrative Agent.

“Breaching Party” has the meaning set forth in Section 2.15(d).

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that (a) when used in connection with any Term SOFR Loan and any interest rate settings, fundings, disbursements, settlements or payments of any Loans referencing the Adjusted Term SOFR Rate or any other dealings of any Loans referencing the Adjusted Term SOFR Rate, the term “Business Day” shall also exclude any day that is not a US Government Securities Business Day, (b) when used in connection with a EURIBOR Loan or the calculation or computation of the EURIBO Rate, the term “Business Day” shall also exclude any day that is not a TARGET Day, (c) when used in connection with any RFR Loan denominated in any Agreed Currency and any interest rate settings, fundings, disbursements, settlements or payments of any such RFR Loan, or any other dealings in the applicable Agreed Currency of any RFR Loan, the term “Business Day” shall also exclude any day that is not an RFR Business Day with respect to RFR Loans denominated in the applicable Agreed Currency, (d) when used in connection with any Loan to, or Letter of Credit issued for the account of, a Canadian Borrower, the term “Business Day” shall also exclude any day on which banks are not open for business in Toronto and (e) when used in connection with a Loan to, or Letter of Credit issued for the account of, any Borrower organized in a jurisdiction other than the United States of America, the United Kingdom or Canada, the term “Business Day” shall also exclude any day on which commercial banks in the jurisdiction of organization of such Borrower are authorized or required by law to remain closed.

“Canadian Borrower” means the Company and any other Borrower that is incorporated or otherwise organized under the laws of Canada or any political subdivision thereof.

“Canadian Economic Sanctions and Export Control Laws” means any Canadian laws, regulations or orders governing transactions in controlled goods or technologies or dealings with countries, entities, organizations or individuals subject to economic sanctions and similar measures.

“Canadian Pension Event” means (a) the occurrence of a Termination Event with respect to a Canadian Pension Plan; (b) the failure by a Borrower or any Significant Subsidiary to make a required contribution to a Canadian Pension Plan, which results in a deemed trust or lien arising pursuant to the PBA against the assets of any Borrower or any Significant Subsidiary; (c) the occurrence of any event or condition which might reasonably constitute grounds under the PBA for the appointment of a third party to administer a Canadian Pension Plan; (d) the failure to fund all Canadian Pension Plans as required by Applicable Law; (e) the failure to make on a timely basis all required contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to the appropriate funding agency in accordance with all Applicable Laws and the terms of each Canadian Pension Plan of each Borrower and each Significant Subsidiary; (f) the violation of any provision of the terms of any Canadian Pension Plan or pension-related provisions of Applicable Laws; or (g) the merger of any Canadian Pension Plan with another pension plan or the transfer of assets and liabilities from or to any Canadian Pension Plan to any other Canadian or non-Canadian pension plan, other than in connection with the termination of employment of members of a Canadian Pension Plan in the ordinary course.

“Canadian Pension Plan” means a Benefit Plan that is a “registered pension plan” as defined in the ITA, or any other pension, supplemental pension or retirement savings plan which is applicable to any Borrower or any Significant Subsidiary’s employees, former employees and retirees resident in Canada, whether or not registered.

“Capital Stock” means, with respect to any Person, any and all shares, units, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred interest, any limited or general partnership interest, any beneficial interest in a trust and any limited liability company membership interest, but excluding (prior to the conversion thereof) any Debt that is convertible into any of the foregoing.

“Cash Collateralize” has the meaning set forth in Section 2.04(i).

“CBR Loan” means a Loan that bears interest at a rate determined by reference to the Central Bank Rate.

“CBR Spread” means, with respect to any CBR Loan at any time, the Applicable Rate that would be applicable at such time to the Loan that was converted into such CBR Loan in accordance herewith.

“Central Bank Rate” means the greater of (a) (i)(A) for any Loan denominated in Euro, one of the following three rates as may be selected by the Administrative Agent in its reasonable discretion: (1) the fixed rate for the main refinancing operations of the European Central Bank (or any successor thereto) or, if that rate is not published, the minimum bid rate for the main refinancing operations of the European Central Bank (or any successor thereto), each as published by the European Central Bank (or any successor thereto) from time to time, (2) the rate for the marginal lending facility of the European Central Bank (or any successor thereto), as published by the European Central Bank (or any successor thereto) from time to time or (3) the rate for the deposit facility of the central banking system of the Participating Member States, as published by the European Central Bank (or any successor thereto) from time to time, (B) for any Loan denominated in Sterling, the Bank of England’s (or any successor thereto’s) “Bank Rate” as published by the Bank of England (or any successor thereto) from time to time and (C) for any Loan denominated in any Designated Currency, a central bank rate as determined by the Administrative Agent in its reasonable discretion, plus (ii) the applicable Central Bank Rate Adjustment and (b) zero.

“Central Bank Rate Adjustment” means, for any day, (a) for any Loan denominated in Euro, a rate equal to the difference (which may be a positive or negative value or zero) of (i) the average of the EURIBO Rate for the five most recent Business Days preceding such day for which the EURIBO Screen Rate was available (excluding, from such averaging, the highest and the lowest EURIBO Rate applicable during such period of five Business Days) minus (ii) the Central Bank Rate in respect of Euro in effect on the last Business Day in such period, (b) for any

Loan denominated in Sterling, a rate equal to the difference (which may be a positive or negative value or zero) of (i) the average of the Daily Simple SONIA for the five most recent RFR Business Days preceding such day for which SONIA was available (excluding, from such averaging, the highest and the lowest Daily Simple SONIA applicable during such period of five RFR Business Days) minus (ii) the Central Bank Rate in respect of Sterling in effect on the last RFR Business Day in such period and (c) for any Loan denominated in any Designated Currency, a Central Bank Rate Adjustment as determined by the Administrative Agent in its reasonable discretion. For purposes of this definition, (x) the Central Bank Rate shall be determined disregarding clause (a)(ii) of the definition of such term and (y) the EURIBO Rate on any day shall be based on the EURIBO Screen Rate on such day at approximately the time referred to in the definition of such term for deposits in Euro for a maturity of one month.

“Change in Control” means an event or series of events by which at any time (a) a “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, but excluding any employee benefit plan of the Company or its subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Woodbridge Group, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the total voting power of the Capital Stock of the Company having the power, directly or indirectly, to elect members of the board of directors or equivalent governing body of the Company, or (b) any Borrower other than the Company ceases to be a wholly-owned subsidiary (directly or indirectly) of the Company, unless at such time such other Borrower has no Obligations outstanding and has ceased to be a Borrower as provided in Section 2.19.

“Change in Law” means the occurrence, after the Restatement Effective Date, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, implementation, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) of any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, promulgated or issued.

“Charges” has the meaning set forth in Section 10.18.

“Claims” has the meaning set forth in Section 2.16(c).

“CME Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term Secured Overnight Financing Rate (SOFR) (or a successor administrator).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commitment” means, with respect to each Lender, the commitment of such Lender to make Loans pursuant to Section 2.01 and to acquire participations in Letters of Credit hereunder, expressed as an amount representing the maximum aggregate amount of such Lender’s

Revolving Credit Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to Section 2.07 or assignments by or to such Lender pursuant to Section 10.04. The amount of each Lender’s Commitment as of the Restatement Effective Date is set forth on Schedule 2.01, and the amount of each Lender’s Commitment that becomes party hereto after the Restatement Effective Date is set forth in the Assignment and Assumption or the Accession Agreement pursuant to which such Lender shall have assumed or provided its Commitment, as the case may be. The aggregate amount of the Commitments on the Restatement Effective Date is US$2,000,000,000.

“Commitment Increase” has the meaning set forth in Section 2.07(d).

“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of the Administrative Agent or any Loan Party pursuant to any Loan Document which is distributed by or to the Administrative Agent, any Lender or any Issuing Bank by means of electronic communications, including through an Electronic System.

“Company” means Thomson Reuters Corporation, an Ontario corporation, and its permitted successors and assigns hereunder.

“Compliance Certificate” means a certificate substantially in the form of Exhibit E.

“Consenting Lender” has the meaning set forth in Section 2.07(e).

“consolidated” means, when used with reference to any accounting term, the amount described by such accounting term, determined on a consolidated basis in accordance with IFRS, after elimination of intercompany items.

“Consolidated EBITDA” means, for any period, net earnings of the Company on a consolidated basis plus (i) without duplication and to the extent deducted in determining such net earnings, the sum of (A) income tax expense; (B) interest expense (including, to the extent accounted for as interest expense, interest relating to debt, pension and other post-employment benefit plans), amortization or writeoff of Debt discount and Debt issuance costs and commissions, discounts and other fees, costs and charges associated with Debt (including the Loans); (C) depreciation and amortization expense, including amortization of identifiable intangible assets; (D) all amounts attributable to net other operating expense, including, without limitation, net losses on disposals of businesses and investments, equity in losses of associates or affiliates and deal costs associated with acquisitions; (E) all amounts attributable to net other finance expense, including, without limitation, losses from the redemption of Debt, expense on intercompany loans and dividends relating to changes in foreign currency exchange rates and losses on derivative instruments; (F) any extraordinary, unusual or non-recurring expenses, charges or losses (including restructuring charges and also including, whether or not includable as a separate item in the statement of net earnings for such period, losses on sales of assets outside of the ordinary course of business); (G) with respect to any discontinued operation, any loss resulting therefrom; and (H) any other non-cash expense, charges or losses, including, without limitation, asset impairments, minus (ii) without duplication and to the extent included in determining such net earnings, the sum of any (A) income tax credits (to the extent not netted from income tax expense); (B) interest income; (C) all amounts attributable to net other operating income or gains, including, without limitation, net gains on disposals of businesses and investments and equity in gains or earnings of associates or affiliates; (D) all amounts attributable to net other finance income, including, without limitation, income on intercompany loans and dividends relating to changes in foreign currency exchange rates and income on derivative instruments; (E) extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of net earnings for such period, gains on the sales of assets outside of the ordinary course of business); (F) with respect to any discontinued operation, any gain resulting therefrom; and (G) any other non-cash income or gains, all as determined on a consolidated basis in accordance with IFRS and in each case, exclusive of the cumulative effect of foreign currency gains or losses. Notwithstanding the foregoing, in calculating Consolidated EBITDA for any period, if the Company or any of its consolidated subsidiaries has made any Material Acquisition, Material Disposition or Material Investment (each as defined below) during such period, Consolidated EBITDA for such period for testing compliance under Section 6.04 shall be calculated after giving pro forma effect thereto, in accordance with Section 1.04(b), as if such Material Acquisition, Material Disposition or Material Investment had occurred on the first day of such period. As used in this definition, (1) “Material Acquisition” means any Acquisition or series of related Acquisitions that involves consideration of US$500,000,000 or more; (2) “Material Disposition” means any sale, transfer, lease or other disposition or series of related sales, transfers, leases or other dispositions of property that (x) constitutes all or substantially all of the Capital Stock or all or substantially all of the assets of any subsidiary of the Company or involves assets comprising all or substantially all of the assets constituting a business unit, division, product line or line of business of the Company or any of its subsidiaries and (y) yields gross proceeds to the Company or any of its subsidiaries of US$500,000,000 or more; and (3) “Material Investment” means an investment of US$500,000,000 or more by the Company or any of its subsidiaries in any Person .

“Consolidated Tangible Assets” means, as of any date, the amount of total assets of the Company and its subsidiaries on a consolidated basis as set forth on the consolidated statement of financial position of the Company as of the last day of the fiscal quarter of the Company most recently ended prior to such date for which financial statements have been delivered pursuant to Section 5.01(a) or 5.01(b) (or, prior to the first such delivery, as of September 30, 2022), excluding therefrom any amounts attributable to Intangible Assets.

“Consolidated Total Debt” means, as of any date of determination, the aggregate stated amount of all Debt (net of cash and cash equivalents) of the Company and its consolidated subsidiaries as set forth on the Company’s consolidated statement of financial position as of such date prepared in accordance with IFRS, with the total amount of all such Debt increased or reduced, as the case may be, by the effect of all net monetary payment obligations/receivables of the Company or its subsidiaries in respect of Hedge Agreements (measured as the Hedge Agreement Termination Value thereof) which are related to such Debt.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day (a “SOFR Interest Day”), a rate per annum equal to SOFR for the day that is five RFR Business Days prior to (a) if such SOFR Interest Day is an RFR Business Day, such SOFR Interest Day or (b) if such SOFR Interest Day is not an RFR Business Day, the RFR Business Day immediately preceding such SOFR Interest Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website.

Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR.

“Daily Simple SONIA” means, for any day (a “SONIA Interest Day”), with respect to any Loan denominated in Sterling, an interest rate per annum equal to the greater of (a) SONIA for the day that is five RFR Business Days prior to (i) if such SONIA Interest Day is an RFR Business Day, such SONIA Interest Day or (ii) if such SONIA Interest Day is not an RFR Business Day, the RFR Business Day immediately preceding such SONIA Interest Day and (b) zero. Any change in Daily Simple SONIA due to a change in SONIA shall be effective from and including the effective date of such change in RFR.

“Debt” means, as of any date and with respect to any Person, all amounts that are classified as indebtedness (or a term of a similar import) on the consolidated statement of financial position of such Person as of such date as determined in accordance with IFRS.

“Declining Lender” has the meaning set forth in Section 2.07(e).

“Default” means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would become an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed, within two Business Days after the date required to be funded or paid, to (i) fund any portion of its Loans, unless such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (ii) fund any portion of its participations in Letters of Credit or (iii) pay over to any Loan Party, the Administrative Agent, any Issuing Bank or any Lender any other amount required to be paid by it hereunder, (b) has notified any Loan Party, the Administrative Agent or any Issuing Bank in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by the Administrative Agent or a Loan Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans and participations in then outstanding Letters of Credit under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon the Administrative Agent or such Loan Party’s receipt of such certification in form and substance reasonably satisfactory to it, (d) has become the subject of a Bankruptcy Event or (e) has, or has a Parent that has, become the subject of a Bail-In Action. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (e) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination to the Loan Parties, each Issuing Bank and each Lender.

“Designated Currency” means any currency (a) that is freely transferable and convertible into US Dollars and (b) that has been designated by the Administrative Agent as a Designated Currency at the request of the Company and with the consent of each Lender. If the Lenders and the Administrative Agent shall so elect, the designation of a currency as a Designated Currency may be limited to one or more of the Borrowers.

“Designated Issuing Banks” means JPMorgan and at least one other Issuing Bank.

“Documentation Agents” means the Persons identified as such on the cover page of this Agreement.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country that is subject to the supervision of an EEA Resolution Authority, (b) any Person established in an EEA Member Country that is a parent of an institution or firm described in clause (a) above or (c) any financial institution established in an EEA Member Country that is a subsidiary of an institution or firm described in clause (a) or (b) above and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eikon” means Eikon, a product of Refinitiv or its successors and assigns, or any replacement product thereof.

“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Electronic System” means any electronic system, including IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic platform chosen by the Administrative Agent to be its electronic transmission system.

“Eligible Assignee” means any Person, other than (a) a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person), (b) a Defaulting Lender or (c) the Company, its subsidiaries or any of its or their Affiliates.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated and rulings thereunder.

“ERISA Affiliate” means any Person which for purposes of Title IV of ERISA is a member of any Borrower’s controlled group, or under common control with the Company, within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations promulgated and rulings issued thereunder.

“ERISA Event” means (a) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, unless the 30-day notice requirement with respect thereto has been waived by the PBGC; (b) the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 404l(e) of ERISA); (c) the cessation of operations at a facility in the circumstances described in Section 4062(e) of ERISA; (d) the withdrawal by any Borrower or an ERISA Affiliate from a Multiemployer Plan during a plan year for which it was a “substantial employer” as defined in Section 4001(a)(2) of ERISA; (e) the failure by any Borrower or any ERISA Affiliate to make a payment to a Plan required under Section 302 of ERISA, which results in a lien pursuant to Section 303(k) of ERISA; (f) the institution by the PBGC of proceedings to terminate a Plan, pursuant to Section 4042 of ERISA, or the occurrence of any event or condition which might reasonably constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, a Plan by the PBGC; or (g) the insolvency within the meaning of Section 4205 of ERISA of a Multiemployer Plan in connection with which any Borrower or an ERISA Affiliate shall incur any liability.

“ESG Amendment” has the meaning set forth in Section 2.21(a).

“ESG Pricing Provisions” has the meaning set forth in Section 2.21(b).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EURIBO Rate” means, with respect to any Borrowing denominated in Euro for any Interest Period, the EURIBO Screen Rate at approximately 11:00 a.m., Brussels time, two TARGET Days prior to the commencement of such Interest Period.

“EURIBO Screen Rate” means a rate per annum equal to the euro interbank offered rate administered by the European Money Markets Institute (or any other Person which takes over the administration of such rate) for the applicable period displayed (before any correction, recalculation or republication by the administrator) on the Eikon screen page that displays such rate (currently EURIBOR01) (or, in the event such rate does not appear on a page of the Eikon screen, on the appropriate page of such other information service that publishes such rate as shall be selected by the Administrative Agent from time to time in its reasonable discretion); provided that if the EURIBO Screen Rate as so determined shall be less than zero, such rate shall be deemed to be zero for all purposes.

“EURIBOR Borrowing” means any Borrowing comprised of EURIBOR Loans.

“EURIBOR Loan” means a Loan that bears interest at a rate determined by reference to the EURIBO Rate.

“Euro” or “€” means the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the European Monetary Union Legislation.

“Event of Default” has the meaning set forth in Article VII.

“Exchange Rate” means on any day, for purposes of determining the US Dollar Equivalent of any other currency, the rate at which such other currency may be exchanged into US Dollars at the time of determination on such day as last provided (either by publication or as may otherwise be provided to the Administrative Agent) by the applicable Eikon source on the Business Day (determined based on New York City time) immediately preceding such day of determination (or, if a Eikon source ceases to be available or Eikon ceases to provide such rate of exchange, as last provided by such other publicly available information service that provides such rate of exchange at such time as shall be selected by the Administrative Agent from time to time in its reasonable discretion). Notwithstanding the foregoing provisions of this definition or the definition of “US Dollar Equivalent”, each Issuing Bank may, solely for purposes of computing the fronting fees owed to it under Section 2.10(b), compute the US Dollar amounts of the LC Exposures attributable to Letters of Credit issued by it by reference to exchange rates determined using any reasonable method customarily employed by it for such purpose.

“Existing Credit Agreement” has the meaning set forth in the preliminary statement hereto.

“Existing Letters of Credit” means those Letters of Credit (as defined in the Existing Credit Agreement) that are (a) outstanding on the Restatement Effective Date and (b) listed on Schedule 2.04B.

“Existing Maturity Date” has the meaning set forth in Section 2.07(e).

“Extension Closing Date” has the meaning set forth in Section 2.07(e).

“FATCA” means (a) Sections 1471 through 1474 of the Code, as of the Restatement Effective Date (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, (b) any treaty, law or regulation of any jurisdiction other than the United States of America, or relating to an intergovernmental agreement between the United States of America and any other jurisdiction, in each case which facilitates the implementation of the foregoing clause (a), and (c) any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depository institutions, as determined in such manner as shall be set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that if such rate shall be less than zero, such rate shall be deemed to be zero for all purposes.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Financial Officer” means, with respect to any Borrower, (a) the chief financial officer, principal accounting officer, treasurer, head of corporate finance, controller or assistant controller of such Borrower or (b) any other duly authorized officer of such Borrower that shall have been specified in a written notice from the Company to the Administrative Agent.

“Fitch” means Fitch, Inc., or any successor to its rating agency business.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the Restatement Effective Date, the modification, amendment or renewal of this Agreement or otherwise) with respect to the Relevant Rate.

“Foreign Currency” means any currency other than US Dollars.

“Foreign Currency Overnight Rate” means, for any day, with respect to any currency, a rate per annum at which overnight deposits in such currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day in the principal interbank market for such currency, as such rate is determined by the Administrative Agent by such means as the Administrative Agent shall determine to be reasonable; provided that, if the Foreign Currency Overnight Rate as so determined would be less than zero, the Foreign Currency Overnight Rate will be deemed to be zero.

“Governmental Actions” means all authorizations, consents, approvals, waivers, exceptions, variances, orders, licenses, exemptions, publications, filings, notices to and declarations of or with any Governmental Authority, other than routine reporting requirements the failure to comply with which will not affect the validity or enforceability of this Agreement or any other Loan Document or have a material adverse effect on the transactions contemplated by this Agreement or any other Loan Document.

“Governmental Authority” means any nation or government, any state, province, municipality, region or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in any jurisdiction (including any supra-national body exercising such powers or functions, such as the European Union or the European Central Bank).

“Guidelines” means, together, guideline S-02.123 in relation to interbank loans of 22 September 1986 (Merkblatt “Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (Interbankguthaben)” vom 22. September 1986), guideline S-02.130.1 in relation to money market instruments and book claims of April 1999 (Merkblatt vom April 1999 betreffend Geldmarktpapiere und Buchforderungen inländischer Schuldner), circular letter no. 34 of 26 July 2011 (1.034-V-2011) in relation to deposits (Kreisschreiben Nr. 34 “Kundenguthaben” vom 26. Juli 2011), circular letter no. 15 of 3 October 2017 (1-015-DVS-2017) in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss withholding tax and Swiss stamp taxes (Kreisschreiben Nr. 15 “Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer sowie der Stempelabgaben” vom 3. Oktober 2017), practice note 010-DVS-2019 of 5 February 2019 published by the Swiss Federal Tax Administration regarding Swiss withholding tax in the Group (Mitteilung-010-DVS-2019-d vom 5. Februar 2019—Verrechnungssteuer: Guthaben im Konzern), circular letter No. 46 of 24 July 2019 (1-046-DVS-2019) in relation to syndicated credit facilities (Kreisschreiben Nr. 46 betreffend steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen vom 24. Juli 2019), circular letter No. 47 of 25 July 2019 (1-047-V-2019) in relation to bonds (Kreisschreiben Nr. 47 betreffend Obligationen vom 25. Juli 2019), in each case as issued, amended or replaced from time to time, by the Swiss Federal Tax Administration or as substituted or superseded and overruled by any law, statute, ordinance, court decision, regulation or the like as in force from time to time.

“Hedge Agreement Termination Value” means, in respect of any one or more Hedge Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Agreements, (a) for any date on or after the date such Hedge Agreements have been closed out at termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market or other readily available quotations provided by any recognized dealer in such Hedge Agreements (which may include any Lender or any Affiliate of such Lender).

“Hedge Agreements” means any interest rate swap, commodity or equity swap, cap, floor or forward rate agreements or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements designed to protect against fluctuations in interest rates or currency, commodity or equity values and any confirmations executed in connection with any such agreements or arrangements.

“HMRC DT Treaty Passport Scheme” means the Board of H.M. Revenue and Customs Double Taxation Treaty Passport scheme.

“IFRS” means international financial reporting standards which are in effect from time to time.

“Increase Effective Date” has the meaning set forth in Section 2.07(d)(ii).

“Increasing Lender” has the meaning set forth in Section 2.07(d)(i).

“Indebtedness” means, for any Person, without duplication, (a) all Debt of such Person, (b) all reimbursement obligations (contingent or otherwise) in respect of outstanding letters of credit issued for the account of such Person and (c) all obligations of such Person under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, any Debt or obligations of others of the kinds referred to above. Notwithstanding anything to the contrary set forth above, Capital Stock, including Capital Stock having a preferred interest, shall not constitute Indebtedness for purposes of this Agreement.

“Indemnitee” has the meaning set forth in Section 10.03(b).

“Index Debt” means the Company’s senior, unsecured, non-credit-enhanced long-term Indebtedness for borrowed money.

“Initial Borrowings” has the meaning set forth in Section 2.07(d)(ii).

“Intangible Assets” means assets that are considered to be intangible assets under IFRS, including customer lists, goodwill, copyrights, trade names, trademarks, patents, franchises and licenses.

“Interest Election Request” means a request by a Borrower to convert or continue a Borrowing in accordance with Section 2.06, which shall be in the form of Exhibit I or any other form approved by the Administrative Agent.

“Interest Payment Date” means (a) with respect to any ABR Loan, the first Business Day following the last day of each March, June, September and December and the Maturity Date, (b) with respect to any Term Benchmark Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Term Benchmark Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and (c) with respect to any RFR Loan, each date that is on the numerically corresponding day in each calendar month that is one month after the Borrowing of such Loan (or, if there is no such numerically corresponding day in such month, then the last day of such month).

“Interest Period” means, with respect to any Term Benchmark Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter, as the applicable Borrower may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (c) no tenor that has been removed from this definition pursuant to Section 2.12(b)(iv) shall be available for specification in any Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“IRS” means the United States Internal Revenue Service.

“ISP” means the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank” means each of (a) JPMorgan, (b) Bank of Montreal, (c) Citibank, N.A., (d) Royal Bank of Canada, (e) The Toronto-Dominion Bank and (f) any other Lender that shall have become an Issuing Bank hereunder as provided in Section 2.04(j) (other than any such Person that shall have ceased to be an Issuing Bank as provided in Section 2.04(k)), each in its capacity as an issuer of Letters of Credit hereunder. Each Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates or branches of such Issuing Bank (if such Affiliate or branch of such Issuing Bank is a Swiss Qualifying Bank), in which case the term “Issuing Bank” shall include any such Affiliate or branch with respect to Letters of Credit issued by such Affiliate or branch (it being agreed that such Issuing Bank shall cause such Affiliate or branch to comply with the requirements of Section 2.04 with respect to such Letters of Credit); provided that the Borrowers shall not be responsible for payment of any additional amounts pursuant to Section 2.11(i), 2.15 or 2.18 as a result of any such Letter of Credit being issued by such Affiliate or branch instead of by such Issuing Bank.

“Issuing Bank Agreement” has the meaning set forth in Section 2.04(j).

“ITA” means the Income Tax Act (Canada), as amended, and any successor thereto, and any regulations promulgated thereunder.

“JPMorgan” means JPMorgan Chase Bank, N.A.

“LC Commitment” means, with respect to any Issuing Bank, the maximum permitted amount of the LC Exposure that may be attributable to Letters of Credit issued by such Issuing Bank. The initial amount of each Issuing Bank’s LC Commitment is set forth on Schedule 2.04A or in such Issuing Bank’s Issuing Bank Agreement. The LC Commitment of any Issuing Bank may be increased or reduced by written agreement between such Issuing Bank and the Company, provided that a copy of such written agreement shall have been delivered to the Administrative Agent.

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, (a) the sum of the US Dollar Equivalents of the undrawn amounts of all outstanding Letters of Credit at such time plus (b) the sum of the US Dollar Equivalents of the amounts of all LC Disbursements that have not yet been reimbursed by or on behalf of the applicable Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the aggregate LC Exposure at such time, adjusted to give effect to any reallocation under Section 2.20(c) of the LC Exposures of Defaulting Lenders in effect at such time.

“Lender-Related Person” means the Administrative Agent, the Sustainability Structuring Agent, each Documentation Agent, each Syndication Agent, each Arranger, each Issuing Bank and each Lender, and each Related Party of any of the foregoing Person.

“Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a Lender pursuant to an Assignment and Assumption or an Accession Agreement, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

“Letter of Credit” means any Existing Letter of Credit or any standby or “at sight” letter of credit issued pursuant to this Agreement, other than any such letter of credit that shall have ceased to be a “Letter of Credit” outstanding hereunder pursuant to Section 10.05.

“Leverage Increase Election” has the meaning set forth in Section 6.04.

“Leverage Increase Period” has the meaning set forth in Section 6.04.

“Leverage Ratio” has the meaning set forth in Section 6.04.

“Liabilities” means any losses, claims, damages or liabilities of any kind.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothecation or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, a Person or any of its subsidiaries shall be deemed to own, subject to a Lien, any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease, finance lease or other title retention agreement relating to such asset.

“Loan Documents” means this Agreement, each Borrower Joinder Agreement, each Borrower Termination Agreement, each agreement referred to in Section 2.07(d)(i) pursuant to which any Commitment Increase becomes effective, each Accession Agreement, the Subsidiary Guarantee Agreement and, except for purposes of Section 10.01, each promissory note issued hereunder, each Issuing Bank Agreement and each written agreement (if any) between the Company and any Issuing Bank related to the increase or decrease of such Issuing Bank’s LC Commitment.

“Loan Parties” means, at any time, the Company, each other Borrower at such time and each Subsidiary Guarantor at such time.

“Loans” means the loans made by the Lenders to the Borrowers pursuant to this Agreement.

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Borrower” means Thomson Reuters Finance and any other Borrower that is a subsidiary of the Company that is incorporated or otherwise organized under the laws of Luxembourg.

“Mandatory Restrictions” has the meaning set forth in Section 1.08.

“Margin Stock” has the meaning assigned to that term in Regulation U of the Federal Reserve Board as in effect from time to time.

“Material Adverse Change” means (a) a materially adverse change in the business, assets, liabilities, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, (b) any material impairment of the ability of any Borrower to perform its Obligations under this Agreement or any other Loan Document, taken as a whole, or (c) any material impairment of the rights of, or remedies of, the Administrative Agent, the Lenders or the Issuing Banks under this Agreement or any other Loan Document.

“Maturity Date” means November 7, 2027, as such date may be extended pursuant to Section 2.07(e); provided that if such date shall not be a Business Day, then the “Maturity Date” shall be the immediately preceding Business Day.

“Maturity Date Extension Request” means a request by the Company, in the form of Exhibit F hereto or such other form as shall be approved by the Administrative Agent, for the extension of the Maturity Date pursuant to Section 2.07(e).

“Maximum Rate” has the meaning set forth in Section 10.18.

“MEPP Liability” has the meaning set forth in clause (i) of Article VII.

“MNPI” means material information concerning the Company and its consolidated subsidiaries or its or their securities that has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD under the Securities Act of 1933, as amended, and any comparable regulation under the laws of Canada and any province or territory thereof. For purposes of this definition, “material information” means information concerning the Company and its consolidated subsidiaries or its or their securities that could reasonably be expected to be material for purposes of the United States and Canadian federal, state, provincial and territorial securities laws.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to its rating agency business.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, which is subject to Title IV of ERISA and to which the Company or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which is subject to Title IV of ERISA and which (a) is maintained for employees of the Company or an ERISA Affiliate and at least one Person other than the Company and its ERISA Affiliates or (b) was so maintained and in respect of which the Company or an ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“Non-Defaulting Lender” means, at any time, any Lender that is not a Defaulting Lender at such time.

“Non-Refundable Portion” has the meaning set forth in Section 2.11(i).

“Non-US Issuing Bank” means, with respect to any Borrower that is a US Person, an Issuing Bank that is not a US Person.

“Non-US Lender” means, with respect to any Borrower that is a US Person, a Lender that is not a US Person.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” shall mean the rate for a federal funds transaction quoted at 11:00 a.m., New York City time, on such day received by the Administrative Agent from a Federal funds broker of recognized standing selected by it; provided further that if the NYFRB Rate determined as set forth above shall be less than zero, such rate shall be deemed to be zero for all purposes.

“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Obligations” means (a) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, (b) each payment required to be made by any Borrower under this Agreement in respect of any Letter of Credit, when and as due, including the reimbursement of LC Disbursements and interest thereon (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) and obligations to provide cash collateral and (c) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Loan Parties under this Agreement and the other Loan Documents.

“OFAC” means the United States Treasury Department Office of Foreign Assets Control.

“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in US Dollars by US-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate; provided that if such rate shall be less than zero, such rate shall be deemed to be zero for all purposes.

“Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

“Participant” has the meaning set forth in Section 10.04(f).

“Participant Register” has the meaning set forth in Section 10.04(f).

“Payment” has the meaning set forth in Section 8.01.

“Payment Notice” has the meaning set forth in Section 8.01.

“PBA” means, collectively, the Pension Benefits Act (Ontario), and similar acts of each Province in Canada or to the extent applicable the federal jurisdiction, and all regulations thereunder as amended from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Permitted Liens” means, with respect to any Person, any of the following:

(a) Liens for taxes, assessments or governmental charges not delinquent or being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with IFRS are maintained on such Person’s books;

(b) Liens arising out of deposits in connection with workers’ compensation, unemployment insurance, old age pensions or other social security or retirement benefits legislation;

(c) deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds, and other obligations of like nature arising in the ordinary course of such Person’s business;

(d) Liens imposed by law, such as mechanics’, workers’, materialmen’s, carriers’ or other like liens arising in the ordinary course of such Person’s business which secure the payment of obligations which are not past due or which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS are maintained on such Person’s books;

(e) rights of way, zoning restrictions, easements and similar encumbrances affecting such Person’s real property which do not materially interfere with the use of such property;

(f) Liens securing Debt otherwise permitted hereunder in an aggregate principal amount not exceeding the greater of (x) US$2,000,000,000 and (y) 10% of Consolidated Tangible Assets; provided, that to the extent that Indebtedness is outstanding in reliance on clause (i) of the definition of Permitted Subsidiary Indebtedness, the aggregate principal amount of Debt permitted to be secured under this clause (f) shall be reduced on a dollar-for-dollar basis;

(g) purchase money security interests for the purchase of equipment to be used in the Company’s and its subsidiaries’ business, encumbering only the equipment so purchased, and which secures only the purchase-money Indebtedness incurred to acquire the equipment so purchased;

(h) any interest or title of a licensor, lessor or sublessor under any lease permitted by this Agreement;

(i) Liens arising from judgments, decrees or attachments to the extent not constituting an Event of Default under clause (f) of Article VII;

(j) licenses, leases or subleases granted to third parties in the ordinary course of business not interfering in any material respect with the business of the Company or any of its subsidiaries;

(k) Liens of sellers of goods, gas or oil to the Company and its subsidiaries arising under Article 2 of the Uniform Commercial Code or under other state statutes in the ordinary course of business, covering only the goods, gas or oil sold and covering only the unpaid purchase price for such goods, gas or oil and related expenses;

(l) banker’s liens and similar liens (including rights of set-off) in respect of bank deposits;

(m) Liens on the property or assets of any subsidiary of the Company in favor of the Company or any of its subsidiaries;

(n) Liens arising in the ordinary course of business to secure liability (in an amount not in excess of the premium for such insurance) for premiums to insurance carriers;

(o) any Lien existing on any property or asset prior to the acquisition thereof (or the acquisition of, or merger, amalgamation or consolidation with, the Person owning such property or asset) by the Company or any of its subsidiaries, and any Lien securing obligations incurred to refinance, replace, refund, renew or extend the obligations secured by such Liens; provided that, in each case, (i) such Lien is not created in contemplation of or in connection with such acquisition (or such merger, amalgamation or consolidation), (ii) such Lien does not apply to any other property or assets of the Company or any of its subsidiaries (other than fixtures and improvements on any such real property) and (iii) the principal amount of any Indebtedness secured by such Liens shall not be increased unless fitting within clause (f) above;

(p) all presently recorded restrictions, reservations, covenants, conditions and other instruments, other than liens and conveyances that affect the property; and

(q) any other matters which may be disclosed by a current and accurate survey of the real properties of the Company or its subsidiaries and which do not materially and adversely affect the ability of the Company and its subsidiaries, directly or indirectly, to conduct the business as presently conducted.

“Permitted Subsidiary Indebtedness” means any of the following:

(a) Indebtedness under this Agreement;

(b) Indebtedness under any Hedge Agreements entered into in ordinary course and not for any speculative purposes;

(c) Indebtedness owed to any financial institution in respect of intraday overdrafts and related liabilities arising from ordinary course treasury, depository or cash management services or in connection with any automated clearing house transfers of funds; provided that such Indebtedness is promptly repaid by the Company or a subsidiary of the Company;

(d) Indebtedness arising from intercompany loans between the Company and any of its subsidiaries or between any of the subsidiaries of the Company, provided, however, that in the case of any intercompany loans to any Borrower, such Indebtedness is subordinated by its terms to the Obligations;

(e) endorsements of instruments in the ordinary course of business and consistent with past practices of the Company and its subsidiaries;

(f) Indebtedness arising in the ordinary course of business (and consistent with past practice of the Company and its subsidiaries) and owing to a financial institution providing netting services to such Person not related to borrowing of funds; provided that such Indebtedness is promptly repaid or otherwise extinguished by such Person;

(g) Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into in the ordinary course of business of the Company and its subsidiaries (and consistent with past practices of the Company and its subsidiaries);

(h) Indebtedness represented by appeal, bid, performance, surety or similar bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances issued for the account of the Company and its subsidiaries, in each case to the extent incurred in the ordinary course of business in accordance with customary industry practices in amounts customary in their industry; and

(i) other Indebtedness in an aggregate principal amount not exceeding the greater of (x) US$2,000,000,000 and (y) 10% of Consolidated Tangible Assets at any time outstanding; provided, that to the extent any Liens securing Debt are in existence in reliance on clause (f) of the definition of Permitted Liens, the aggregate principal amount of Indebtedness permitted under this clause (i) shall be reduced on a dollar-for-dollar basis by the aggregate principal amount of such secured Debt.

“Person” means an individual, partnership, corporation (including, without limitation, a business trust), joint stock company, limited liability company, trust, unincorporated association, joint venture or other entity, or a Governmental Authority.

“Plan” means a Single Employer Plan or a Multiple Employer Plan.

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar release by the Federal Reserve Board (as determined by the Administrative Agent in its reasonable discretion). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Qualifying Material Acquisition” means any Acquisition consummated by the Company or any of its subsidiaries; provided that the aggregate cash consideration therefor (including indebtedness of the acquired Person (or the acquired business unit, division, product line or line of business) assumed by the Company or any of its subsidiaries in connection therewith or that is refinanced in connection therewith, all obligations in respect of deferred purchase price and all other cash consideration payable in connection therewith) exceeds US$500,000,000.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

“Reference Time” with respect to any setting of the then-current Benchmark means (a) if such Benchmark is Term SOFR, 5:00 a.m., Chicago time, on the day that is two Business Days preceding the date of such setting, (b) if such Benchmark is EURIBO Rate, 11:00 a.m., Brussels time, two TARGET Days preceding the date of such setting, (c) if the RFR for such Benchmark is SONIA or (if applicable pursuant to Section 2.12) Daily Simple SOFR, then four RFR Business Days prior to such setting or (d) otherwise, the time determined by the Administrative Agent in its reasonable discretion.

“Register” has the meaning set forth in Section 10.04(d).

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees and agents of such Person and such Person’s Affiliates.

“Relevant Governmental Body” means (a) with respect to a Benchmark Replacement in respect of Loans denominated in US Dollars, the Federal Reserve Board and/or the NYFRB, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto, (b) with respect to a Benchmark Replacement in respect of Loans denominated in Sterling, the Bank of England, or a committee officially endorsed or convened by the Bank of England or, in each case, any successor thereto, (c) with respect to a Benchmark Replacement in respect of Loans denominated in Euros, the European Central Bank, or a committee officially endorsed or convened by the European Central Bank or, in each case, any successor thereto and (d) with respect to a Benchmark Replacement in respect of Loans denominated in any other currency, (i) the central bank for the currency in which such Benchmark Replacement is denominated or any central bank or other supervisor which is responsible for supervising either (x) such Benchmark Replacement or (y) the administrator of such Benchmark Replacement or (ii) any working group or committee officially endorsed or convened by (w) the central bank for the currency in which such Benchmark Replacement is denominated, (x) any central bank or other supervisor that is responsible for supervising either (A) such Benchmark Replacement or (B) the administrator of such Benchmark Replacement, (y) a group of those central banks or other supervisors or (z) the Financial Stability Board or any part thereof.

“Relevant Rate” means (a) with respect to any Term Benchmark Borrowing denominated in US Dollars, the Adjusted Term SOFR, (b) with respect to any Term Benchmark Borrowing denominated in Euros, the EURIBO Rate, (c) with respect to any RFR Borrowing denominated in Sterling, the Daily Simple SONIA or (d) with respect to any RFR Borrowing denominated in US Dollars (if applicable pursuant to Section 2.12), the Adjusted Daily Simple SOFR.

“Relevant Screen Rate” means (a) with respect to any Term Benchmark Borrowing denominated in US Dollars, the Term SOFR Reference Rate and (b) with respect to any Term Benchmark Borrowing denominated in Euros, the EURIBO Screen Rate.

“Required Lenders” means, at any time, Lenders having Revolving Credit Exposures and unused Commitments representing more than 50% of the sum of the total Revolving Credit Exposures and unused Commitments at such time.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Restatement Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 10.02).

“Restricted Lender” has the meaning set forth in Section 1.08.

“Restricted Sub-Participation” means a sub-participation agreement or any other agreement (other than an assignment in compliance with Section 10.04(b)) with any Person (the “Sub-Participant”) that by its terms purports to give the Sub-Participant, whether upon the occurrence of any contingency or otherwise, (a) any legal or beneficial rights that in either case are direct rights under this Agreement as against any Swiss Borrower, (b) any right to direct the exercise by the Administrative Agent or any Arranger, Issuing Bank or Lender of any rights it may have under this Agreement as against any Swiss Borrower (it being understood that provisions requiring a Lender to obtain the Sub-Participant’s consent to certain amendments or waivers will not constitute such a right, provided that such requirement is solely as between such Lender and the Sub-Participant and the failure on the part of such Lender to seek such consent from the Sub-Participant would not, as between any Swiss Borrower and such Lender, invalidate any amendment or waiver agreed to by such Lender without such consent of the Sub-Participant), or (c) any right to require interest to be paid by any Swiss Borrower under this Agreement directly to such Person under any circumstances.

“Revolving Credit Exposure” means, with respect to any Lender at any time, the aggregate amount of (a) the sum of the US Dollar Equivalents of such Lender’s outstanding Loans and (b) such Lender’s LC Exposure.

“RFR” means (a) with respect to any Loan denominated in Sterling, SONIA and (b) with respect to any Loan denominated in US Dollars (if applicable pursuant to Section 2.12), the Daily Simple SOFR.

“RFR Borrowing” means any Borrowing comprised of RFR Loans.

“RFR Business Day” means (a) for any Loan denominated in Sterling, any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which banks are closed for general business in London and (b) for any Loan denominated in US Dollars (if applicable pursuant to Section 2.12), a US Government Securities Business Day.

“RFR Loan” means a Loan that bears interest at a rate determined by reference to the Daily Simple SONIA or, if applicable pursuant to Section 2.12, the Adjusted Daily Simple SOFR.

“S&P” means Standard & Poor’s Rating Services, a Standard & Poor’s Financial Services LLC business.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any comprehensive territorial Sanctions (at the time of this Agreement,

the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea region of Ukraine, the Zaporizhzhia province of Ukraine, the Kherson province of Ukraine, Cuba, Iran, North Korea and Syria) at such time.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related Executive Order or list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom or the Government of Canada pursuant to, or as described in, Canadian Economic Sanctions and Export Control Laws, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clause (a) or (b).

“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) OFAC or the U.S. Department of State, (b) the United Nations Security Council, the European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom or the Government of Canada.

“Significant Subsidiary” means a subsidiary of the Company which meets any of the following conditions:

(a) the Company’s and its other subsidiaries’ investments in, and advances to, such subsidiary exceed 10% of the total assets of the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter;

(b) the Company’s and its other subsidiaries’ proportionate share (as determined by ownership interests) of the total assets (after intercompany eliminations) of such subsidiary exceeds 10% of the total assets the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter; or

(c) the Company’s and its other subsidiaries’ proportionate share (as determined by ownership interests) in the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles (“Income From Continuing Operations”) of such subsidiary exceeds 10% of such Income From Continuing Operations of the Company and its consolidated subsidiaries for the most recently completed fiscal quarter.

“Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which is subject to Title IV of ERISA and which (a) is maintained for employees of the Company or an ERISA Affiliate and no Person other than the Company and its ERISA Affiliates or (b) was so maintained and in respect of which the Company or an ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“SLL Principles” has the meaning set forth in Section 2.21(b).

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the NYFRB’s Website, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SONIA” means, with respect to any Business Day, a rate per annum equal to the Sterling Overnight Index Average for such Business Day published by the SONIA Administrator on the SONIA Administrator’s Website on the immediately succeeding Business Day.

“SONIA Administrator” means the Bank of England (or any successor administrator of the Sterling Overnight Index Average).

“SONIA Administrator’s Website” means the Bank of England’s website, currently at http://www.bankofengland.co.uk, or any successor source for the Sterling Overnight Index Average identified as such by the SONIA Administrator from time to time.

“SONIA Borrowing” means any Borrowing comprised of SONIA Loans.

“SONIA Loan” means a Loan that bears interest at a rate determined by reference to the Daily Simple SONIA.

“Specified Default” means any event or condition that upon notice, lapse of time or both would become an Event of Default under any of clauses (a), (c)(i), (d), (e) or (k) of Article VII.

“Specified Provision” has the meaning set forth in Section 1.08.

“Sterling” or “£” means the lawful currency of the United Kingdom.

“Subsequent Borrowings” has the meaning set forth in Section 2.07(d).

“subsidiary” means, with respect to any Person, any Person of which more than 50% of the outstanding Capital Stock having ordinary voting power (irrespective of whether at the time Capital Stock of any other class or classes of such Person shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by said Person (whether directly or through one of more other subsidiaries). In the case of an unincorporated entity, a Person shall be deemed to have more than 50% of interests having ordinary voting power only if such Person’s vote in respect of such interests comprises more than 50% of the total voting power of all such interests in the unincorporated entity. Any reference herein to a “subsidiary” that does not identify the parent company of such subsidiary means a subsidiary of the Company.

“Subsidiary Guarantee Agreement” means a Subsidiary Guarantee Agreement in substantially the form of Exhibit H, together with all supplements thereto.

“Subsidiary Guarantor” means any subsidiary that shall have become a party to the Subsidiary Guarantee Agreement as a guarantor thereunder pursuant to Section 10.20, other than any such subsidiary that shall have ceased to be a party to the Subsidiary Guarantee Agreement in accordance with Section 10.20.

“Sustainability Assurance Provider” has the meaning set forth in Section 2.21(c).

“Sustainability Structuring Agent” means BMO Capital Markets, in its capacity as sustainability structuring agent in connection with the credit facility provided for herein.

“Sustainability Targets” means specified key performance indicators with respect to certain environmental, social and governance targets of the Company and its subsidiaries, which shall be confirmed by the Company as being consistent with the SLL Principles.

“Swiss Borrower” means Thomson Reuters Enterprise Centre GmbH, a company incorporated under the laws of Switzerland and any other Borrower that is a Swiss Subsidiary.

“Swiss Qualifying Bank” means (a) any bank as defined in the Swiss Federal Act for Banks and Savings Banks dated 8 November 1934 (Bundesgesetz über die Banken und Sparkassen) or (b) a Person that effectively conducts banking activities with its own infrastructure and staff as its principal purpose and which has a banking license in full force and effect issued in accordance with the banking laws in force in its jurisdiction of incorporation, or if acting through a branch, issued in accordance with the banking laws in the jurisdiction of such branch, all within the meaning of the Guidelines.

“Swiss Subsidiary” means any subsidiary of the Company that is incorporated or otherwise organized under the laws of Switzerland.

“Swiss Ten Non-Bank Rule” means the rule that the aggregate number of creditors under the Loan Documents that are not Swiss Qualifying Banks must not at any time exceed 10, all in accordance with the Guidelines or legislation or explanatory notes addressing the same issues that are in force from time to time.

“Swiss Twenty Non-Bank Rule” means the rule that (without duplication) the aggregate number of creditors (including the Lenders and the Issuing Banks), other than Swiss Qualifying Banks, of a Swiss Borrower under all its outstanding debts relevant for classification as debenture (Kassenobligation) (including debt arising under this Agreement and intragroup loans (if and to the extent intragroup loans are not exempt in accordance with the art. 14a of the Swiss Federal Ordinance on Withholding Tax)), facilities and/or private placements must not at any time exceed 20, all in accordance with the Guidelines or legislation or explanatory notes addressing the same issues which are in force at such time.

“Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act.

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of October 13, 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“Syndication Agents” means the Persons identified as such on the cover page of this Agreement.

“TARGET Day” means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET2) payment system (or, if such payment system ceases to be operative, such other payment system as shall be determined by the Administrative Agent to be a suitable replacement therefor for purposes hereof) is open for the settlement of payments in Euro.

“Taxes” has the meaning set forth in Section 2.15.

“Term Benchmark Borrowing” means any Borrowing comprised of Term Benchmark Loans.

“Term Benchmark Loan” means a Loan that bears interest at a rate determined by reference to the Adjusted Term SOFR (other than solely as a result of clause (c) of the definition of Alternate Base Rate) or the EURIBO Rate.

“Term SOFR” means, with respect to any Term Benchmark Borrowing denominated in US Dollars and for any tenor comparable to the applicable Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, two US Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the CME Term SOFR Administrator.

“Term SOFR Loan” means a Loan that bears interest at a rate determined by reference to the Adjusted Term SOFR (other than solely as a result of clause (c) of the definition of Alternate Base Rate).

“Term SOFR Reference Rate” means, for any day and time (such day, the “Term SOFR Determination Day”), with respect to any Term Benchmark Borrowing denominated in US Dollars and for any tenor comparable to the applicable Interest Period, the rate per annum published by the CME Term SOFR Administrator and identified by the Administrative Agent as the forward-looking term rate based on SOFR. If by 5:00 p.m., New York City time, on such Term SOFR Determination Day, the “Term SOFR Reference Rate” for the applicable tenor has not been published by the CME Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR has not occurred, then, so long as such day is otherwise a US Government Securities Business Day, the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding US Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding US Government Securities Business Day is not more than five US Government Securities Business Days prior to such Term SOFR Determination Day.

“Termination Event” means (a) the termination or partial termination of a Canadian Pension Plan by a Borrower or by any Significant Subsidiary; (b) the institution of proceedings by any Governmental Authority to terminate in whole or in part or have a third party appointed to administer a Canadian Pension Plan; or (c) any other event or condition which might constitute grounds for the termination of, winding up or partial termination or winding up or the appointment of a third party to administer any Canadian Pension Plan.

“Thomson Reuters Finance” means Thomson Reuters Finance S.A., a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, having its registered office at 26, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B45994.

“Transactions” means the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, the making of Loans, the use of the proceeds thereof, the issuance of the Letters of Credit, the creation of the guarantees provided for herein and in the other Loan Documents and the other transactions contemplated hereby.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted Term SOFR (other than solely as a result of clause (c) of the definition of Alternate Base Rate), the EURIBO Rate, the Alternate Base Rate, the Daily Simple SONIA or, if applicable pursuant to Section 2.12, the Adjusted Daily Simple SOFR.

“UK Borrower” means any Borrower that is a subsidiary of the Company that is incorporated or otherwise organized under the laws of England and Wales.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any Person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“US Borrower” means any Borrower that is a subsidiary of the Company that is organized under the laws of the United States of America, any state thereof or the District of Columbia.

“US Dollar Equivalent” means, on any date of determination, (a) with respect to any amount in US Dollars, such amount and (b) with respect to any amount in any currency other than US Dollars, the equivalent in US Dollars of such amount, determined by the Administrative Agent pursuant to Section 1.05 using the Exchange Rate with respect to such currency at the time in effect under the provisions of such Section.

“US Dollars” or “US$” means the lawful currency of the United States of America.

“US Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“US Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“US Tax Compliance Certificate” has the meaning set forth in Section 2.15(f)(ii)(B)(3).

“USA Patriot Act” means the USA PATRIOT Improvement and Reauthorization Act, Title III of Pub. L. 109-177 (signed into law March 9, 2009), as amended from time to time.

“VAT” means any value added tax, including value added tax as provided for in the United Kingdom Value Added Tax Act 1994, and any other tax of a similar nature, including such tax as may be levied in accordance with, but subject to derogation from, EC Directive 77/388/EEC.

“Withdrawal Liability” has the meaning set forth in clause (i) of Article VII.

“Woodbridge Group” means at any particular time such of:

(a) The Woodbridge Company Limited, an Ontario corporation (“Woodbridge”),

(b) the Affiliates of Woodbridge, and

(c) the respective successors and assigns of Woodbridge or any such Affiliate,

as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

“Write-Down and Conversion Powers” means (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of such Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

SECTION 1.02. Classification of Loans and Borrowings. For purposes of this Agreement, Loans and Borrowings may be classified and referred to by Type (e.g., a “Term Benchmark Loan” or a “Term Benchmark Borrowing”).

SECTION 1.03. Terms Generally. (a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. Except as otherwise expressly provided herein and unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including this Agreement or any other Loan Document) herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (ii) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), (iii) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignments as set forth in this Agreement) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (v) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

(b) Luxembourg legal concepts expressed in English terms in this Agreement may not correspond to the original French or German terms relating thereto. In this Agreement, where it relates to a Luxembourg entity, a reference to: (i) a winding up, dissolution, administration or moratorium includes bankruptcy (faillite déclarée); voluntary or compulsory liquidation (liquidation volontaire or liquidation judiciaire); controlled management (gestion contrôlée) and reprieve from payment (sursis de paiement) or a composition with creditors (concordat préventif de faillite); (ii) a trustee, an administrator, a receiver or a similar office includes a curateur; a commissaire, juge-commissaire, mandataire ad hoc, administrateur provisoire, liquidateur, curateur or a juge délégué; (iii) guarantee includes any garantie which is independent from the debt to which it relates and excludes any suretyship (cautionnement) within the meaning of Articles 2011 et seq. of the Luxembourg Civil Code; (iv) an attachment includes a saisie; (v) by-laws or constitutional documents includes its up-to-date (restated) articles of association (statuts coordonnés); and (vi) a director includes a gérant or an administrateur.

SECTION 1.04. Accounting Terms; IFRS; Pro Forma Calculations. (a) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, if the Company notifies the Administrative Agent that the Company requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Restatement Effective Date in IFRS or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Company that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then (i) the Administrative Agent, the Lenders and the Company shall negotiate in good faith to amend such provision to preserve the original intent thereof in light of such change in IFRS (and for no other purpose) and (ii) such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Without limiting the foregoing, “operating leases” and “finance leases” as defined under IFRS shall not constitute “Debt” for purposes of this Agreement.

(b) All pro forma computations required to be made hereunder giving effect to any Material Acquisition, Material Disposition or Material Investment shall be calculated after giving pro forma effect thereto as if such transaction had occurred on the first day of the applicable period and, to the extent applicable, to the historical earnings and cash flows associated with the assets acquired or disposed of and any related incurrence or reduction of Debt, all in accordance with Article 11 of Regulation S-X under the Securities Act.

SECTION 1.05. Currency Translation. The Administrative Agent shall determine the US Dollar Equivalent of any Borrowing denominated in a currency other than US Dollars as of the date of the commencement of the initial Interest Period therefor (or, in the case of an RFR Loan, the date on which such RFR Loan is made) and as of the date of the commencement of each subsequent Interest Period therefor (or, in the case of an RFR Loan, each date that shall occur at intervals of three months’ duration after the date on which such RFR Loan is made), in each case using the Exchange Rate for such currency in relation to US Dollars, and each such amount shall, except as provided below in this Section, be the US Dollar Equivalent of such Borrowing until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall determine the US Dollar Equivalent of any Letter of Credit denominated in a currency other than US Dollars as of the date such Letter of Credit is issued, amended to increase its face amount or extended and as of the first Business Day of each subsequent calendar month, in each case using the Exchange Rate for such currency in relation to US Dollars, and each such amount shall, except as provided below in this Section, be the US Dollar Equivalent of such Letter of Credit until the next required calculation thereof pursuant to this sentence. If an Event of Default has occurred and is continuing, the Administrative Agent may redetermine as of any other day the US Dollar Equivalent of the Borrowings and Letters of Credit then outstanding. The Administrative Agent shall, upon request, notify the Company and the Lenders of each calculation of the US Dollar Equivalent of each Borrowing or Letter of Credit. Notwithstanding the foregoing, for purposes of any determination under Article V, Article VI (other than Section 6.04) or Article VII or any determination under any other provision of this Agreement expressly requiring the use of a current exchange rate, all amounts incurred, outstanding or proposed to be incurred or outstanding in currencies other than US Dollars shall be translated into US Dollars at the Exchange Rate for the applicable currency in relation to US Dollars in effect on the date of such determination. For purposes of Section 6.04, amounts in currencies other than US Dollars shall be translated into US Dollars at the currency exchange rates used in preparing the annual and quarterly financial statements most recently delivered pursuant to Section 5.01 (or, prior to the first such delivery, the quarterly financial statements referred to in Section 3.05(a)).

SECTION 1.06. Interest Rates; Benchmark Notification. The interest rate on a Loan denominated in US Dollars or any other currency may be derived from an interest rate benchmark that is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 2.12(b) provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, performance or any other matter related to any interest rate used in this Agreement, or with respect to any alternative or successor rate thereto, or replacement rate thereof, including whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the existing interest rate being replaced or have the same volume or liquidity as did any existing interest rate prior to its discontinuance or unavailability. The Administrative Agent and its Affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate used in this Agreement or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to any Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Company, any other Borrower, any Lender, any Issuing Bank or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service; provided that the foregoing shall not excuse the Administrative Agent from liability to any Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by each Borrower to the extent permitted by Applicable Law) suffered by such Borrower that are caused by gross negligence or willful misconduct solely in the administration of matters set forth in this Section 1.06, as finally determined by a non-appealable judgment of a court of competent jurisdiction.

SECTION 1.07. Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its Capital Stock at such time.

SECTION 1.08. Blocking Regulations. In relation to any Lender that is subject to the regulations referred to below (each, a “Restricted Lender”), any representation, warranty or covenant set forth herein that refers to Sanctions and/or a Sanctioned Person (each, a “Specified Provision”) shall only apply for the benefit of such Restricted Lender to the extent that such Specified Provision would not result in (a) a violation of, conflict with or liability under EU Regulation (EC) 2271/96 (or any implementing law or regulation in any member state of the European Union or any similar applicable blocking or anti-boycott law or regulation in the United Kingdom) or (b) a violation of or conflict with section 7 foreign trade rules (AWV) (Außenwirtschaftsverordnung) (in connection with section 4 paragraph 1 no. 3 foreign trade law (AWG) (Außenwirtschaftsgesetz)) or a similar anti-boycott statute (the “Mandatory Restrictions”). In the case of any consent or direction by Lenders in respect of any Specified Provision of which a Restricted Lender does not have the benefit due to a Mandatory Restriction, then, notwithstanding anything to the contrary in the definition of Required Lenders, for so long as such Restricted Lender shall be subject to a Mandatory Restriction, the Commitment and Revolving Credit Exposure of such Restricted Lender will be disregarded for the purpose of determining whether the requisite consent of the Lenders has been obtained or direction by the requisite Lenders has been made, it being agreed, however, that, unless, in connection with any such determination, the Administrative Agent shall have received written notice from any Lender stating that such Lender is a Restricted Lender with respect thereto, each Lender shall be presumed, in connection with such determination, not to be a Restricted Lender.

ARTICLE II

The Credits

SECTION 2.01. Commitments. Subject to the terms and conditions set forth herein, each Lender agrees to make Loans denominated in US Dollars, Sterling, Euro or Designated Currencies to the Borrowers from time to time during the Availability Period in an aggregate principal amount at any time outstanding that will not result in (a) the aggregate Revolving Credit Exposures exceeding the aggregate Commitments or (b) the Revolving Credit Exposure of any Lender exceeding its Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Loans.

SECTION 2.02. Loans and Borrowings. (a) Each Loan shall be made as part of a Borrowing consisting of Loans of the same Type and currency and made to a single Borrower by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b) Subject to Section 2.12, (i) each Borrowing denominated in US Dollars shall be comprised entirely of Term SOFR Loans, ABR Loans or (if applicable pursuant to Section 2.12) Daily Simple SOFR Loans (as the applicable Borrower may request in accordance with Article II),

(ii) each Borrowing denominated in Sterling shall be comprised entirely of SONIA Loans and (iii) each Borrowing denominated in Euros shall be comprised entirely of EURIBOR Loans. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender (if such domestic or foreign branch or Affiliate of such Lender is a Swiss Qualifying Bank) to make such Loan; provided that any exercise of such option shall not affect the obligation of the applicable Borrower to repay such Loan in accordance with the terms of this Agreement or result in any obligation of the applicable Borrower to pay additional amounts pursuant to Section 2.11(i), 2.15 or 2.18.

(c) At the commencement of each Interest Period for any Term Benchmark Borrowing and at the time each RFR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum; provided that (i) any Term Benchmark Borrowing that results from a continuation of an outstanding Borrowing may be in an aggregate amount that is equal to such outstanding Borrowing and (ii) any Term Benchmark Borrowing or RFR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Commitments. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of US$100,000 and not less than US$1,000,000; provided that an ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.04(e). Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 15 Term Benchmark and RFR Borrowings outstanding at such time.

(d) Notwithstanding any other provision of this Agreement, no Borrower shall be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

SECTION 2.03. Requests for Borrowings. (a) To request a Borrowing, the applicable Borrower shall deliver to the Administrative Agent a completed Borrowing Request signed by a Financial Officer of the applicable Borrower, (i) in the case of a Term Benchmark Borrowing denominated in US Dollars, not later than 1:00 p.m., New York City time, three US Government Securities Business Days before the date of the proposed Borrowing, (ii) in the case of a Term Benchmark Borrowing denominated in Euros, not later than 12:00 p.m., New York City time, three Business Days before the date of the proposed Borrowing, (iii) in the case of an RFR Borrowing , not later than 11:00 a.m., New York City time, three RFR Business Days before the date of the proposed Borrowing and (iv) in the case of an ABR Borrowing, not later than 1:00 p.m., New York City time, on the date of the proposed Borrowing. Each such Borrowing Request shall specify the following information in compliance with Section 2.02:

(i) the Borrower requesting such Borrowing;

(ii) the currency and the aggregate principal amount of such Borrowing;

(iii) the date of such Borrowing, which shall be a Business Day;

(iv) in the case of a Borrowing denominated in US Dollars, the Type of such Borrowing;

(v) in the case of a Term Benchmark Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

(vi) the Applicable Funding Account or, in the case of any ABR Borrowing to finance the reimbursement of an LC Disbursement as provided in Section 2.04(e), the identity of the Issuing Bank that made such LC Disbursement; and

(vii) in the case of a Borrowing by any Borrower that is not a Canadian Borrower, a US Borrower or a UK Borrower, the jurisdiction in which such Borrower is organized and the jurisdiction from which payments of the principal and interest on such Borrowing will be made.

(b) If no election as to the Type of Borrowing denominated in US Dollars is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to a Term Benchmark Borrowing, then the applicable Borrower will be deemed to have selected an Interest Period of one month’s duration. Any Borrowing Request that shall fail to specify any of the information required by the preceding provisions of this paragraph may be rejected by the Administrative Agent, and, if so rejected, will be of no force or effect. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

SECTION 2.04. Letters of Credit. (a) General. Subject to the terms and conditions set forth herein, any Borrower may request the issuance by any Issuing Bank of Letters of Credit denominated in US Dollars, Sterling, Euro or any Designated Currency for its own account (or for the account of a subsidiary of the Company, so long as (x) such Borrower is a joint and several co-applicant, (y) if requested by the relevant Issuing Bank, such subsidiary shall have delivered to such Issuing Bank all documentation and other information that may be required by such Issuing Bank in order to enable compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the information required by the USA Patriot Act and the Beneficial Ownership Regulation, and (z) if such subsidiary is not incorporated or organized under the laws of the United States of America, any state thereof or the District of Columbia, or the jurisdiction of organization of any other Borrower, the jurisdiction of organization thereof shall be reasonably satisfactory to the applicable Issuing Bank), or the amendment or extension of outstanding Letters of Credit, at any time and from time to time during the Availability Period, in each case in a form reasonably acceptable to the applicable Issuing Bank; provided that (i) no Issuing Bank that becomes such pursuant to paragraph (j) or (k) of this Section will be required to issue Letters of Credit denominated in any currency not set forth in such Issuing Bank’s Issuing Bank Agreement and (ii) no Issuing Bank will be required to issue Letters of Credit denominated in any Designated Currency. No Issuing Bank specified on Schedule 2.04A shall be required to issue commercial Letters of Credit. From and after the Restatement Effective Date, each Existing Letter of Credit shall constitute a Letter of Credit for all purposes of this Agreement.

(b) Notice of Issuance, Amendment, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment or extension (other than an automatic extension permitted pursuant to paragraph (c) of this Section) of an outstanding Letter of Credit), a Borrower shall hand deliver or email to an Issuing Bank and the Administrative Agent, reasonably in advance of the requested date of issuance, amendment or extension, a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended or extended, and specifying the date of issuance, amendment or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount and the currency of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to enable the applicable Issuing Bank to prepare, amend or extend such Letter of Credit. If requested by the applicable Issuing Bank, the applicable Borrower also shall submit a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended or extended only if (and upon issuance, amendment or extension of each Letter of Credit the Company and the applicable Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment or extension (i) the LC Exposure shall not exceed US$180,000,000, (ii) the amount of the LC Exposure attributable to Letters of Credit issued by the applicable Issuing Bank will not exceed the LC Commitment of such Issuing Bank, (iii) the aggregate Revolving Credit Exposures will not exceed the aggregate Commitments, (iv) the Revolving Credit Exposure of each Lender will not exceed the Commitment of such Lender and (v) in the event the Maturity Date shall have been extended as provided in Section 2.07(e), the LC Exposure attributable to Letters of Credit expiring after any Existing Maturity Date shall not exceed the aggregate Commitments that shall have been extended to a date after the latest expiration date of such Letters of Credit. If the Required Lenders notify the Issuing Banks that a Specified Default or an Event of Default exists and instruct the Issuing Banks to suspend the issuance, amendment or extension of Letters of Credit, no Issuing Bank shall issue, amend or extend (other than pursuant to an automatic extension permitted pursuant to paragraph (c) of this Section if such Issuing Bank no longer is entitled to give a notice of non-extension) any Letter of Credit without the consent of the Required Lenders until such notice is withdrawn by the Required Lenders (and each Lender that shall have delivered such a notice agrees promptly to withdraw it at such time as it determines that no Specified Default or Event of Default exists).

An Issuing Bank shall not be under any obligation to issue, amend or extend any Letter of Credit if:

(i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing, amending or extending such Letter of Credit, or any Applicable Law applicable to such Issuing Bank shall prohibit, or require that such Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such Issuing Bank is not otherwise compensated hereunder) not in effect on the Restatement Effective Date, or shall impose upon such Issuing Bank any unreimbursed loss, cost or expense that was not applicable on the Restatement Effective Date and that such Issuing Bank in good faith deems material to it; or

(ii) the issuance, amendment or extension of such Letter of Credit would violate one or more policies of such Issuing Bank applicable to letters of credit generally.

(c) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) unless a later date is agreed to in writing by the applicable Issuing Bank, the date one year after the date of the issuance of such Letter of Credit (or, in the case of any extension thereof, one year after such extension) and (ii) the date that is five Business Days prior to the Maturity Date. A Letter of Credit may provide for automatic extensions for additional periods of up to one year (or such longer period as may be agreed to in writing by the applicable Issuing Bank) subject to a right on the part of the applicable Issuing Bank to prevent any such extension from occurring by giving notice to the beneficiary during a specified period in advance of any such extension, and the failure of such Issuing Bank to give such notice by the end of such period shall for all purposes hereof be deemed an extension of such Letter of Credit; provided that in no event shall any Letter of Credit, as extended from time to time, expire after the date that is five Business Days prior to the Maturity Date.

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount or extending the term thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, the applicable Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage from time to time of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of such Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the applicable Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded, including after the Maturity Date, to the applicable Borrower for any reason (each such payment to be made in the currency of the applicable LC Disbursement). Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment or extension of any Letter of Credit, or the occurrence and continuance of a Default, or reduction or termination of all the Commitments, or any force majeure or other event that under any rule of law or uniform practices to which any Letter of Credit is subject (including Section 3.14 of the ISP or any successor publication of the International Chamber of Commerce) permits a drawing to be made under such Letter of Credit after the expiration thereof or of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Lender further acknowledges and agrees that, in issuing, amending or extending any Letter of Credit, the relevant Issuing Bank shall be entitled to rely, and shall not incur any liability for relying, upon the representation of and warranty of the Company and the applicable Borrower deemed made pursuant to Section 4.02.

(e) Reimbursement. If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the applicable Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement, in the currency of such LC Disbursement, not later than 12:00 noon, New York City time, on the Business Day immediately following the day that such Borrower receives notice of such LC Disbursement; provided that, in the case of an LC Disbursement in US Dollars such Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 that such payment be financed with an ABR Borrowing in an equivalent amount and, to the extent so financed, such Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Borrowing. If such Borrower fails to make such payment when due, the applicable Issuing Bank shall promptly notify the Administrative Agent thereof, and the Administrative Agent shall notify each Lender of the applicable LC Disbursement, the amount and currency of the payment then due from such Borrower in respect thereof and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice (and, in any event, if such notice is received by 12:00 noon, New York City time, on a Business Day, no later than 2:00 p.m., New York City time on such Business Day and if received after 12:00 noon, New York City time, on a Business Day, no later than 10:00 a.m., New York City time, on the immediately succeeding Business Day), each Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from such Borrower, in the applicable currency and in the same manner as provided in Section 2.05 with respect to Loans made by such Lender (and Section 2.05 shall apply, mutatis mutandis, to the payment obligations of the Lenders pursuant to this paragraph), and the Administrative Agent shall promptly pay to such Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Administrative Agent of any payment from the applicable Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to such Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank, as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse such Issuing Bank for any LC Disbursement (other than the funding of ABR Loans as contemplated above) shall not constitute a Loan and shall not relieve the applicable Borrower of its obligation to reimburse such LC Disbursement.

(f) Obligations Absolute. Each Borrower’s obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not strictly comply with the terms of such Letter of Credit, (iv) any force majeure or other event that under any rule of law or uniform practices to which any Letter of Credit is subject (including Section 3.14 of the ISP or any successor publication of the International Chamber of Commerce) permits a drawing to be made under such Letter of Credit after the stated expiration date thereof or of the Commitments or (v) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of set-off against, the applicable Borrower’s obligations hereunder. None of the Administrative Agent, the Lenders, the Issuing Banks or any of their Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, document, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms, any error in translation or any consequence arising from causes beyond the control of such Issuing Bank; provided that nothing in this Section shall be construed to excuse an Issuing Bank from liability to the applicable Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by each Borrower to the extent permitted by Applicable Law) suffered by such Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of an Issuing Bank (as finally determined by a non-appealable judgment of a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an Issuing Bank may, in its sole discretion but acting in good faith, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The applicable Issuing Bank shall, within the time allowed by the specific terms of such Letter of Credit following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit and shall promptly after such examination notify the Administrative Agent and the applicable Borrower by telephone (confirmed by email) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the applicable Borrower of its obligation to reimburse such Issuing Bank and the Lenders with respect to any such LC Disbursement.

(h) Interim Interest. If an Issuing Bank shall make any LC Disbursement, then, unless the applicable Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that such Borrower reimburses such LC Disbursement at (i) in the case of any LC Disbursement denominated in US Dollars, the rate per annum then applicable to ABR Loans and (ii) in the case of an LC Disbursement denominated in any other currency, a rate per annum equal to the applicable Foreign Currency Overnight Rate plus the Applicable Rate used to determine interest applicable to Term Benchmark Loans; provided that, if such Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.11(d) shall apply. Interest accrued pursuant to this paragraph shall be paid to the Administrative Agent, for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse such Issuing Bank shall be for the account of such Lender to the extent of such payment, and shall be payable on demand or, if no demand has been made, on the date on which the applicable Borrower reimburses the applicable LC Disbursement in full.

(i) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Company receives notice from the Administrative Agent or the Required Lenders demanding the deposit of cash collateral pursuant to this paragraph, each applicable Borrower shall deposit (“Cash Collateralize”) in respect of each outstanding Letter of Credit issued for such Borrower’s account, in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders and the applicable Issuing Bank, an amount in cash and in the currency of such Letter of Credit equal to the portion of the LC Exposure attributable to such Letter of Credit as of such date plus any accrued and unpaid fees and interest thereon; provided that the obligation to Cash Collateralize shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to any Borrower described in clause (e) of Article VII. The Borrowers also shall deposit cash collateral in accordance with this paragraph as and to the extent required by Section 2.20. Each such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrowers under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrowers’ risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Monies in such account shall, notwithstanding anything to the contrary in Section 2.16(b), be applied by the Administrative Agent to reimburse each applicable Issuing Bank for LC Disbursements for which it has not been reimbursed, together with related fees, costs and customary processing charges of such Issuing Bank, and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to, in the case of any such application at a time when any Lender is a Defaulting Lender (but only if, after giving effect thereto, the remaining cash collateral shall be less than the aggregate LC Exposure of all the Defaulting Lenders), the consent of each Issuing Bank), be applied to satisfy other obligations of the Borrowers under the Loan Documents. If the Borrowers are required to provide cash collateral hereunder as a result of the occurrence of an Event of Default, such cash collateral (to the extent not applied as aforesaid) shall be returned to the Borrowers within three Business Days after all Events of Default have been cured or waived. If the Borrowers are required to provide an amount of cash collateral hereunder pursuant to Section 2.20, such amount (to the extent not applied as aforesaid) shall be returned to the Borrowers as promptly as practicable to the extent that, after giving effect to such return, no Issuing Bank shall have any exposure in respect of any outstanding Letter of Credit that is not fully covered by the Commitments of the Non-Defaulting Lenders and/or the remaining cash collateral.

(j) Designation of Additional Issuing Banks. From time to time, the Company may, by notice to the Administrative Agent and the Lenders, designate as additional Issuing Banks one or more Lenders that agree to serve in such capacity as provided below. The acceptance by a Lender of any appointment as an Issuing Bank hereunder shall be evidenced by an agreement (an “Issuing Bank Agreement”), which shall be in a form satisfactory to the Company and the Administrative Agent, shall set forth the LC Commitment of such Lender and shall be executed by such Lender, the Company and the Administrative Agent. From and after the effective date of such agreement, (i) such Lender shall have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents and (ii) references herein and in the other Loan Documents to the term “Issuing Bank” shall be deemed to include such Lender in its capacity as an Issuing Bank. The Issuing Bank Agreement of any Issuing Bank may limit the currencies in which and the Borrowers for the accounts of which such Issuing Bank will issue Letters of Credit, and any such limitations will, as to such Issuing Bank, be deemed to be incorporated in this Agreement.

(k) Replacement of an Issuing Bank. An Issuing Bank may be replaced at any time by written agreement among the Company, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank (it being understood that such successor Issuing Bank shall be designated and appointed as an Issuing Bank hereunder in accordance with paragraph (j) of this Section). The Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Company or the applicable Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.10(b). From and after the effective date of any such replacement, the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit or be required to amend or extend any existing Letter of Credit.

(l) Issuing Bank Reports. Each Issuing Bank shall report in writing to the Administrative Agent (i) periodic activity (for such period or recurrent periods as shall be requested by the Administrative Agent) in respect of Letters of Credit issued by such Issuing Bank, including all issuances, extensions and amendments, all expirations and cancellations and all disbursements and reimbursements and (ii) such other information as the Administrative Agent shall reasonably request as to the Letters of Credit issued by such Issuing Bank.

(m) LC Exposure Determination. For all purposes of this Agreement, (i) the amount of a Letter of Credit that, by its terms or the terms of any document related thereto, provides for one or more automatic increases in the stated amount thereof shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases (other than any such increase consisting of the reinstatement of an amount previously drawn thereunder and reimbursed) whether or not such maximum stated amount is in effect at the time of determination and (ii) if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Article 29(a) of the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce Publication No. 600 (or such later version thereof as may be in effect at the applicable time) or Rule 3.13 or Rule 3.14 of the ISP or similar terms of the Letter of Credit itself, or if compliant documents have been presented but not yet honored, such Letter of Credit shall be deemed to be “outstanding” and “undrawn” in the amount so remaining available to be paid, and the obligations of each Borrower and each Lender hereunder shall remain in full force and effect until the Issuing Banks and the Lenders shall have no further obligations to make any payments or disbursements under any circumstances with respect to any Letter of Credit.

(n) Letters of Credit Issued for Account of Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder supports any obligations of, or is for the account of, a subsidiary of the Company (other than a Borrower), or states that a subsidiary of the Company (other than a Borrower) is the “account party”, “applicant”, “customer”, “instructing party”, or the like of or for such Letter of Credit, and without derogating from any rights of the applicable Issuing Bank (whether arising by contract, at law, in equity or otherwise) against such subsidiary in respect of such Letter of Credit, the Company (or, in the case of any Letter of Credit in respect of which another Borrower is listed as the applicant, such Borrower) (i) shall reimburse, indemnify and compensate the applicable Issuing Bank hereunder for such Letter of Credit (including to reimburse any and all drawings thereunder) as if such Letter of Credit had been issued solely for the account of the Company (or such Borrower, as the case may be) and (ii) irrevocably waives any and all defenses that might otherwise be available to it as a guarantor or surety of any or all of the obligations of such subsidiary of the Company in respect of such Letter of Credit. Each Borrower hereby acknowledges that the issuance of such Letters of Credit for its subsidiaries inures to the benefit of such Borrower, and that such Borrower’s business derives substantial benefits from the businesses of such subsidiaries.

SECTION 2.05. Funding of Borrowings. (a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds in the applicable currency by 1:00 p.m., New York City time (or, in the case of an ABR Borrowing, if later, within two hours after delivery by the applicable Borrower of the applicable Borrowing Request) to the account of the Administrative Agent most recently designated by such Administrative Agent for such purpose by notice to the Lenders. The Administrative Agent will make such Loan proceeds available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to the Applicable Funding Account of such Borrower; provided that ABR Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.04(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and such Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to such Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, (A) if denominated in US Dollars, the greater of (x) the NYFRB Rate and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (B) if denominated in any other currency, the greater of (x) the interest rate reasonably determined by the Administrative Agent to reflect its cost of funds for such amount (which determination shall be conclusive absent manifest error, it being understood that the Administrative Agent may, in its sole discretion, for such purpose deem its cost of funds to be equal to the Foreign Currency Overnight Rate) and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of such Borrower, the interest rate applicable to the subject Loan, but without duplication of interest otherwise payable by such Borrower hereunder in respect of the portion of the Borrowing represented by such amount. If the applicable Borrower and such Lender shall both pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the applicable Borrower the amount of such interest paid by the applicable Borrower for such period. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Any such payment by any Borrower shall be without prejudice to any claim such Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

SECTION 2.06. Interest Elections. (a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Term Benchmark Borrowing, shall have an initial Interest Period as specified in such Borrowing Request or as otherwise provided in Section 2.03. Thereafter, the applicable Borrower may elect to convert such Borrowing to a Borrowing of a different Type or to continue such Borrowing and, in the case of a Term Benchmark Borrowing, may elect Interest Periods therefor, all as provided in this Section and on terms consistent with the other provisions of this Agreement. A Borrower may elect different options with respect to different portions of an affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing and the Loans resulting from an election made with respect to any such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, a Borrower shall deliver to the Administrative Agent a completed Interest Election Request signed by a Financial Officer on behalf of the applicable Borrower by the time that a Borrowing Request would be required under Section 2.03 if such Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such Interest Election Request shall be irrevocable. Notwithstanding any other provision of this Section, a Borrower shall not be permitted to (i) change the currency of any Borrowing, (ii) convert any Borrowing denominated in any currency to a Type not available with respect to such currency pursuant to Section 2.02(b) or (iii) elect an Interest Period for Term Benchmark Loans that does not comply with Section 2.02(d).

(c) Each Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) the Type of the resulting Borrowing; and

(iv) if the resulting Borrowing is to be a Term Benchmark Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Term Benchmark Borrowing but does not specify an Interest Period, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a Term Benchmark Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period, (i) in the case of a Term Benchmark Borrowing denominated in US Dollars, such Borrowing shall be converted to an ABR Borrowing and (ii) in the case of a Term Benchmark Borrowing denominated in Euro, such Borrowing shall become due and payable on the last day of such Interest Period.

(f) Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and, other than in the case of an Event of Default under clause (e) of Article VII, the Administrative Agent, at the request of the Required Lenders, so notifies the Company, then, so long as an Event of Default is continuing (i) no outstanding Borrowing denominated in US Dollars may be converted to or continued as a Term Benchmark Borrowing, (ii) unless repaid, each Term Benchmark Borrowing denominated in US Dollars shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto and (iii) no outstanding Term Benchmark Borrowing denominated in Euro may be continued with an Interest Period of longer than one month.

SECTION 2.07. Termination, Reduction, Extension and Increase of Commitments. (a) Unless previously terminated, the Commitments shall automatically terminate on the Maturity Date.

(b) The Company may at any time terminate, or from time to time reduce, the Commitments; provided that (i) each reduction of the Commitments shall be in an amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum, in each case for Borrowings denominated in US Dollars and (ii) the Company shall not terminate or reduce the Commitments if, after giving effect to such termination or reduction and to any concurrent payment or prepayment of Loans or LC Disbursements, the aggregate amount of Revolving Credit Exposures would exceed the aggregate amount of Commitments.

(c) The Company shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Company pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments may state that such notice is conditioned upon the effectiveness of other credit facilities or the occurrence of other specified events, in which case such notice may be revoked by the Company (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their Commitments.

(d) (i) The Company may at any time and from time to time, by written agreement executed by the Company and one or more financial institutions (any such financial institution referred to in this Section being called an “Increasing Lender”), which may include any Lender, and delivered to the Administrative Agent (which shall promptly deliver a copy to each of the Lenders), cause new Commitments to be extended by the Increasing Lenders (or cause the Commitments of the Increasing Lenders to be increased, as the case may be) in an amount for each Increasing Lender (which shall not be less than US$5,000,000) set forth in such agreement; provided that (A) the aggregate amount of all new Commitments and increases in existing Commitments pursuant to this paragraph shall not be greater than US$600,000,000 after the Restatement Effective Date, (B) each Increasing Lender, if not already a Lender hereunder, shall be subject to the approval of the Administrative Agent and the Designated Issuing Banks (in each case, which approval shall not be unreasonably withheld, delayed or conditioned) and (C) each Increasing Lender, if not already a Lender hereunder, shall become a party to this Agreement by completing and delivering to the Administrative Agent a duly executed accession agreement in a form satisfactory to the Administrative Agent and the Company (an “Accession Agreement”). New Commitments and increases in Commitments shall become effective on the date specified in the applicable agreement delivered pursuant to this paragraph. Upon the effectiveness of any Accession Agreement to which any Increasing Lender is a party, such Increasing Lender shall thereafter be deemed to be a party to this Agreement with an initial Commitment as specified in such Accession Agreement and shall be entitled to all rights, benefits and privileges accorded a Lender hereunder and subject to all obligations of a Lender hereunder. Notwithstanding the foregoing, no increase in the Commitments (or in the Commitment of any Lender) pursuant to this paragraph shall become effective unless (i) the Administrative Agent shall have received documents consistent with those described in Sections 4.01(b) and 4.01(c), giving effect to such increase, and (ii) on the effective date of such increase, the conditions set forth in Sections 4.02(a) and 4.02(b) shall be satisfied (without giving effect to the first parenthetical in Section 4.02(a) and with all references in such paragraphs to a Borrowing being deemed to be references to such increase and with the annual and quarterly financial statements referred to in Section 3.05(a) being deemed for this purpose to be the annual and, if applicable, quarterly financial statements most recently delivered pursuant to Section 5.01(a) or 5.01(b)) and the Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Company.

(ii) On the effective date (the “Increase Effective Date”) of any increase in the Commitments pursuant to paragraph (d)(i) of this Section (a “Commitment Increase”), (A) the aggregate principal amount of the Borrowings outstanding (the “Initial Borrowings”) immediately prior to the Commitment Increase on the Increase Effective Date shall be deemed to be repaid, (B) each Increasing Lender that shall have had a Commitment prior to the Commitment Increase shall pay to the Administrative Agent in same day funds (in the applicable currencies), an amount equal to the difference between (x) the product of (1) such Lender’s Applicable Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing (as hereinafter defined) and (y) the product of (1) such Lender’s Applicable Percentage (calculated without giving effect to the Commitment Increase) multiplied by (2) the amount of each Initial Borrowing, (C) each Increasing Lender that shall not have had a Commitment prior to the Commitment Increase shall pay to Administrative Agent in same day funds (in the applicable currencies) an amount equal to the product of (1) such Increasing Lender’s

Applicable Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing, (D) after the Administrative Agent receives the funds specified in clauses (B) and (C) above, the Administrative Agent shall pay to each Lender (in the applicable currencies) the portion of such funds that is equal to the difference between (x) the product of (1) such Lender’s Applicable Percentage (calculated without giving effect to the Commitment Increase) multiplied by (2) the amount of each Initial Borrowing, and (y) the product of (1) such Lender’s Applicable Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing, (E) after the effectiveness of the Commitment Increase, the applicable Borrowers shall be deemed to have made new Borrowings (the “Subsequent Borrowings”) in amounts (in the currencies of the Initial Borrowings) equal to the amounts of the Initial Borrowings and of the Types and for the Interest Periods specified in a Borrowing Request delivered to the Administrative Agent in accordance with Section 2.03, (F) each Lender shall be deemed to hold its Applicable Percentage of each Subsequent Borrowing (calculated after giving effect to the Commitment Increase) and (G) each applicable Borrower shall pay each Lender any and all accrued but unpaid interest on its Loans comprising the Initial Borrowings. The deemed payments made pursuant to clause (A) above shall be subject to compensation by the applicable Borrowers pursuant to the provisions of Section 2.14 if the Increase Effective Date occurs other than on the last day of the Interest Period relating thereto.

(e) The Company may, by delivery of a Maturity Date Extension Request to the Administrative Agent (which shall promptly deliver a copy to each of the Lenders) not less than 30 days and not more than 60 days prior to any anniversary of the Restatement Effective Date, request that the Lenders extend the Maturity Date for an additional period of one year; provided that there shall be no more than two extensions of the Maturity Date pursuant to this paragraph since the Restatement Effective Date. Each Lender shall, by notice to the Company and the Administrative Agent given not more than 20 days after the date of the Administrative Agent’s receipt of the Maturity Date Extension Request, advise the Company and the Administrative Agent whether or not it agrees to the requested extension (each Lender agreeing to a requested extension being called a “Consenting Lender”, and each Lender declining to agree to a requested extension being called a “Declining Lender”). Any Lender that has not so advised the Company and the Administrative Agent by such day shall be deemed to have declined to agree to such extension and shall be a Declining Lender. If Lenders constituting the Required Lenders shall have agreed to a Maturity Date Extension Request, then the Maturity Date shall, as to the Consenting Lenders, be extended, effective on the applicable anniversary of the Restatement Effective Date, to the first anniversary of the Maturity Date theretofore in effect (the first date on which such consent of the Required Lenders is obtained and the conditions specified below are satisfied being referred to as the “Extension Closing Date”). The decision to agree or withhold agreement to any Maturity Date Extension Request shall be at the sole discretion of each Lender. The Commitment of any Declining Lender shall terminate on the Maturity Date in effect prior to giving effect to any such extension (such Maturity Date being called the “Existing Maturity Date”). The principal amount of any outstanding Loans made by Declining Lenders, together with any accrued interest thereon and any accrued fees and other amounts payable to or for the account of such Declining Lenders hereunder, shall be due and payable on the Existing Maturity Date, and on the Existing Maturity Date the Borrowers shall also make such other prepayments of their Loans pursuant to Section 2.09 as shall be required in order that, after giving effect to the termination of the Commitments of, and all payments to, Declining Lenders pursuant to this sentence, the aggregate Revolving Credit Exposures would not exceed the aggregate Commitments. Upon the payment of all outstanding Loans and other amounts payable to a Declining Lender pursuant to the foregoing sentence, such Declining Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of

Sections 2.13, 2.14, 2.15, 2.18 and 10.03. Notwithstanding the foregoing provisions of this paragraph, the Company shall have the right, pursuant to and in accordance with Sections 2.17 and 10.04, at any time prior to the Existing Maturity Date, to replace a Declining Lender with a Lender or other financial institution (subject to, in each case, the prior written consent of the Administrative Agent and the Designated Issuing Banks, in each case, which written consent shall not be unreasonably withheld, delayed or conditioned) that will agree to the applicable Maturity Date Extension Request, and any such replacement Lender shall for all purposes constitute a Consenting Lender. Notwithstanding the foregoing, (i) no extension of the Maturity Date pursuant to this paragraph shall become effective unless (A) the Administrative Agent shall have received documents consistent with those described in Sections 4.01(b) and 4.01(c), giving effect to such extension, and (B) on the applicable Extension Closing Date, the conditions set forth in Sections 4.02(a) and 4.02(b) shall be satisfied (without giving effect to the first parenthetical in Section 4.02(a) and with all references in such paragraphs to a Borrowing being deemed to be references to such extension and with the annual and quarterly financial statements referred to in Section 3.05(a) being deemed for this purpose to be the annual and, if applicable, quarterly financial statements most recently delivered pursuant to Section 5.01(a) or 5.01(b)) and the Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Company, and (ii) no Issuing Bank shall have any obligation to issue any Letter of Credit expiring after the Existing Maturity Date, or to amend or extend any Letter of Credit such that it would expire after the Existing Maturity Date, unless such Issuing Bank shall have consented to the applicable Maturity Date Extension Request (such consent to be deemed given if such Issuing Bank is a Consenting Lender).

SECTION 2.08. Repayment of Loans; Evidence of Debt. (a) Each Borrower hereby unconditionally promises to pay to the Administrative Agent, for the account of the applicable Lender, the then unpaid principal amount of each Loan of such Borrower on the Maturity Date. Each Borrower will pay the principal amount of each Loan made to such Borrower and the accrued interest on such Loan in the currency of such Loan.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of each Borrower to such Lender resulting from each Loan made, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, Type and currency of each such Loan, the Borrower to which such Loan was made and, in the case of any Term Benchmark Loan, the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from each Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders or any of them and each Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of any Borrower to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it to any Borrower be evidenced by a promissory note. In such event, the applicable Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such

Lender and its registered assigns) and substantially in the form of Exhibit D. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 10.04) be represented by one or more promissory notes in such form payable to the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.09. Prepayment of Loans. (a) Any Borrower shall have the right at any time and from time to time to prepay any Borrowing of such Borrower in whole or in part, subject to prior notice in accordance with paragraph (d) of this Section.

(b) If as a consequence of any currency fluctuation, the aggregate Revolving Credit Exposures shall exceed 100%, but be less than 105%, of the aggregate Commitments, then (i) on the last day of any Interest Period for any Term Benchmark Borrowing and (ii) on the last day of any month on which any ABR Borrowing or RFR Borrowing shall be outstanding, the applicable Borrowers shall prepay Loans in an aggregate amount equal to the lesser of (A) the amount necessary to eliminate such excess (after giving effect to any other prepayment of Loans on such day) and (B) the amount of the applicable Borrowings referred to in clause (i) or (ii), as applicable. If the aggregate amount of the Revolving Credit Exposures on any date shall exceed 105% of the aggregate Commitments, then the applicable Borrowers shall, not later than three Business Days after notice from the Administrative Agent stating that the aggregate amount of the Revolving Credit Exposures on such date exceeds 105% of the aggregate Commitments, prepay one or more Borrowings in an aggregate principal amount sufficient to eliminate such excess.

(c) Prior to any optional or mandatory prepayment of Borrowings hereunder, the applicable Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (d) of this Section.

(d) The applicable Borrower shall notify the Administrative Agent by written notice signed by a Financial Officer on behalf of the applicable Borrower of any prepayment of a Borrowing hereunder (i) in the case of a Term Benchmark Borrowing denominated in US Dollars, not later than 12:00 p.m., New York City time, three US Government Securities Business Days before the date of such prepayment (or, in the case of a prepayment under paragraph (b) above, as soon thereafter as practicable), (ii) in the case of a Term Benchmark Borrowing denominated in Euros, not later than 12:00 p.m., New York City time, three Business Days before the date of such prepayment (or, in the case of a prepayment under paragraph (b) above, as soon thereafter as practicable), (iii) in the case of an RFR Borrowing, not later than 11:00 a.m., New York City time, three RFR Business Days before the date of such prepayment and (iv) in the case of an ABR Borrowing, not later than 11:00 a.m., New York City time, on the date of such prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that a notice of an optional prepayment may state that such notice is conditioned upon the occurrence of an event specified therein, in which case such notice may be revoked by the Company (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing.

SECTION 2.10. Fees. (a) Each Borrower agrees to pay, in US Dollars, to the Administrative Agent for the account of each Lender, a facility fee, which shall accrue at the Applicable Rate on the daily amount of each Commitment of such Lender, whether used or unused, during the period from and including the Restatement Effective Date to but excluding the date on which such Commitment terminates; provided that if any Lender continues to have any Revolving Credit Exposure after its Commitment terminates, then such facility fee shall continue to accrue on the daily amount of such Lender’s Revolving Credit Exposure from and including the date on which such Commitment terminates to but excluding the date on which such Lender ceases to have any Revolving Credit Exposure. Facility fees accrued through and including the last day of March, June, September and December of each year shall be payable in arrears on the 15th day following such last day, commencing on the first such date to occur after the Restatement Effective Date, and accrued facility fees shall also be payable on the date on which the Commitments shall terminate; provided that any facility fees accruing on the aggregate Revolving Credit Exposures after the date on which the Commitments terminate shall be payable on demand. All facility fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b) Each Borrower agrees to pay (i) to the Administrative Agent for the account of each Lender, a participation fee with respect to such Lender’s participations in Letters of Credit, which shall accrue at the Applicable Rate used to determine the interest rate applicable to Term SOFR Loans, on the daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Effective Date to but excluding the later of the date on which such Lender’s Commitment terminates and the date on which such Lender ceases to have any LC Exposure and (ii) to each Issuing Bank, a fronting fee, which shall accrue at such rate per annum as may be agreed upon by the Company and such Issuing Bank on the portion of the daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) attributable to the Letters of Credit issued by such Issuing Bank during the period from and including the Restatement Effective Date to but excluding the later of the date of termination of all the Commitments and the date on which there ceases to be any such LC Exposure, as well as each Issuing Bank’s standard fees with respect to the issuance, amendment or extension of any Letter of Credit and other processing fees, and other standard costs and charges, of such Issuing Bank relating the Letters of Credit as from time to time in effect. Participation fees and fronting fees accrued in respect of Letters of Credit through and including the last day of March, June, September and December of each year shall be payable on the 15th day following such last day, commencing on the first such date to occur after the Restatement Effective Date; provided that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Banks pursuant to this paragraph shall be payable within 10 days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c) The Borrowers agree to pay to the Administrative Agent, for its own account, fees in the amounts and at the times separately agreed upon between the Company and the Administrative Agent.

(d) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (in the case of the fees referred to in paragraphs (a), (b)(i) and (c) of this Section) or to the Issuing Banks (in the case of the fees payable to them) for distribution, where applicable, to the Lenders. Fees paid shall not be refundable under any circumstances.

SECTION 2.11. Interest. (a) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Loans comprising each Term Benchmark Borrowing shall bear interest at (i) in the case of a Term Benchmark Borrowing denominated in US Dollars, the Adjusted Term SOFR for the Interest Period in effect for such Borrowing plus the Applicable Rate, and (ii) in the case of a Term Benchmark Borrowing denominated in Euro, the EURIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c) The Loans comprising each RFR Borrowing shall bear interest at (i) in the case of an RFR Borrowing denominated in Sterling, the Daily Simple SONIA plus the Applicable Rate and (ii) in the case of an RFR Borrowing denominated in US Dollars (if applicable pursuant to Section 2.12), the Adjusted Daily Simple SOFR plus the Applicable Rate.

(d) Notwithstanding the foregoing, if any principal of or interest on any Loan or LC Disbursement, any fee or any other amount payable by any Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of or interest on any Loan or LC Disbursement, 2% per annum plus the interest rate otherwise applicable to such Loan or LC Disbursement as provided in the preceding paragraphs of this Section or Section 2.04(h), as applicable, or (ii) in the case of any other amount, 2% per annum plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(e) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and upon the termination of the Commitments; provided that (i) interest accrued pursuant to paragraph (d) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Term Benchmark Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion. All interest shall be payable in the currency in which the applicable Loan is denominated.

(f) All interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest on Borrowings denominated in Sterling and (ii) interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall each be computed on the basis of a year of 365 days (or, in the case of ABR Borrowings, 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Adjusted Term SOFR, EURIBO Rate, Alternate Base Rate, Daily Simple SONIA, Adjusted Daily Simple SOFR (if applicable pursuant to Section 2.12) or Foreign Currency Overnight Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(g) For the purposes of the Interest Act (Canada), in any case in which an interest rate is stated in this Agreement to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year for which the calculation is made and divided by either 360 or such other period of time, as the case may be. In addition, the principles of deemed investment of interest do not apply to any interest calculations under this Agreement and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

(h) If any provision of this Agreement would obligate a Canadian Borrower to make any payment of interest or other amount payable to the Administrative Agent, any Lender or any Issuing Bank in an amount or calculated at a rate which would be prohibited by law or would result in the receipt by the Administrative Agent, such Lender or such Issuing Bank of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Administrative Agent, such Lender or such Issuing Bank of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (i) first, by reducing the amount or rates of interest required to be paid under this Section; and (ii) second, by reducing any fees, commissions, premiums and other amounts which would constitute interest for purposes of Section 347 of the Criminal Code (Canada). If, notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, the Administrative Agent, such Lender or such Issuing Bank shall have received an amount in excess of the maximum permitted by such clause, then the applicable Canadian Borrower shall be entitled, by notice in writing to the Administrative Agent, such Lender or such Issuing Bank, to obtain reimbursement from it of an amount equal to such excess, and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Administrative Agent, such Lender or such Issuing Bank to the applicable Canadian Borrower. Any amount or rate of interest referred to in this paragraph shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term of any Loan or LC Disbursement on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the period from the Restatement Effective Date to the Maturity Date and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination absent manifest error.

(i) As part of entering into this Agreement, the parties hereto have assumed that the interest payable at the rates set forth in this Agreement is not and will not become subject to Swiss Withholding Tax. Notwithstanding the foregoing, the parties hereto agree that in the event that (i) Swiss Withholding Tax is due on interest payments or other payments by any Swiss Borrower under this Agreement and (ii) such Swiss Borrower is unable, by reason of Swiss law, to comply with Section 2.15(a) (as such Section would be in effect without giving effect to this paragraph (i)), the interest rates payable by such Swiss Borrower under this Agreement, including limitations herein, shall be increased in such a way that the amount of interest effectively paid to each Lender (other than a Lender that is a Breaching Party) corresponds to an amount which (after making any deduction of the Non-Refundable Portion (as defined below) of the Swiss Withholding Tax) equals the payment that would have been due had no deduction of Swiss Withholding Tax been required. For the purposes of this paragraph, “Non-Refundable Portion” shall mean Swiss Withholding Tax at the standard rate (being, as at the Restatement Effective Date, 35%) unless a tax ruling issued by the Swiss Federal Tax Administration confirms that, in relation to a specific Lender based on an applicable double tax treaty, the Non-Refundable Portion is a specified lower rate, in which case such lower rate shall be applied in relation to such Lender. Each Swiss Borrower shall provide to the Administrative Agent the documents required by Applicable Law or applicable double taxation treaties for the Lenders to claim a refund of any Swiss Withholding Tax so deducted.

SECTION 2.12. Alternate Rate of Interest. (a) Subject to Section 2.12(b), if:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) (A) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR or the EURIBO Rate, as applicable (including because the Relevant Screen Rate is not available or published on a current basis), for such Interest Period or (B) at any time, that adequate and reasonable means do not exist for ascertaining the Daily Simple SONIA or the Adjusted Daily Simple SOFR, as applicable; or

(ii) the Administrative Agent is advised by the Required Lenders that (A) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, the Adjusted Term SOFR or the EURIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Term Benchmark Borrowing for such Interest Period or (B) at any time, the Daily Simple SONIA or the Adjusted Daily Simple SOFR, as applicable, will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in any RFR Borrowing for the applicable currency;

then the Administrative Agent shall give notice thereof to the Company and the Lenders (which may be by telephone) as promptly as practicable thereafter and, until (x) the Administrative Agent notifies the Company and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the applicable Borrower delivers a new Interest Election Request in accordance with Section 2.06 or a new Borrowing Request in accordance with Section 2.03, (A) in the case of Loans denominated in US Dollars, any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, an affected Term Benchmark Borrowing and any Borrowing Request that requests an affected Term Benchmark Borrowing shall instead be deemed to be an Interest Election Request or a Borrowing Request, as applicable, for (1) an RFR Borrowing denominated in US Dollars so long as the Adjusted Daily Simple SOFR is not also the subject of Section 2.12(a)(i) or 2.12(a)(ii) or (2) an ABR Borrowing if the Adjusted Daily Simple SOFR is also the subject of Section 2.12(a)(i) or 2.12(a)(ii) and (B) in the case of Loans denominated in Euro or Sterling, any Interest Election Request that requests the continuation of any Borrowing as an affected Term Benchmark Borrowing and any Borrowing Request that requests an affected Term Benchmark Borrowing or an affected RFR Borrowing, in each case, for the relevant Benchmark, shall be ineffective. Furthermore, if any Term Benchmark Loan or RFR Loan is outstanding on the date of the Company’s receipt of the notice from the Administrative Agent referred to in this Section 2.12(a) with respect to a Relevant Rate applicable to such Term Benchmark Loan or RFR Loan, as applicable, then until (x) the Administrative Agent notifies the Company and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the applicable Borrower (or the Company on its behalf) delivers a new Interest Election Request in accordance with Section 2.06, (A) in the case of Loans denominated in US Dollars, any affected Term Benchmark Loan shall, on the last day of the Interest Period applicable to such Loan, convert to, and shall constitute, (x) an RFR Loan denominated in US Dollars so long as the Adjusted Daily Simple SOFR is not also the subject of Section 2.12(a)(i) or 2.12(a)(ii) or (y) an ABR Loan if the Adjusted Daily Simple SOFR is also the subject of Section 2.12(a)(i) or 2.12(a)(ii), and (B) in the case of Loans denominated in Euro or Sterling, (1) any affected Term Benchmark Loan shall, on the last day of the Interest Period applicable to such Loan, convert to, and shall constitute, a CBR Loan that bears interest at the Central Bank Rate for the applicable currency plus the CBR Spread and (2) any affected RFR Loan shall, on the date of the Company’s receipt of such notice, convert to, and shall constitute, a CBR Loan that bears interest at the Central Bank Rate for the applicable currency plus the CBR Spread; provided that, in each case of the foregoing clauses (1) and (2), if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that the Central Bank Rate for the applicable Foreign Currency cannot be determined, any such affected Loan shall, at the election of the applicable Borrower prior to such day, either (x) be converted to an ABR Loan denominated in US Dollars (in an aggregate principal amount equal to the US Dollar Equivalent (for this purpose, determined using the Exchange Rate on the date of determination) of the applicable affected Loan) or (y) be prepaid in full by the applicable Borrower on the day that the Company receives notice thereof from the Administrative Agent (it being understood that if no election is made by the applicable Borrower by such day, the applicable Borrower shall be deemed to have selected clause (x)).

(b) (i) Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) of the definition of “Benchmark Replacement” with respect to US Dollars for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Loan Document in respect of any Benchmark setting at or after 5:00 p.m., New York City time, on the fifth Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(ii) Notwithstanding anything to the contrary herein or in any other Loan Document, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii) The Administrative Agent will promptly notify the Company and the Lenders of (A) any occurrence of a Benchmark Transition Event, (B) the implementation of any Benchmark Replacement, (C) the effectiveness of any Benchmark Replacement Conforming Changes, (D) the removal or reinstatement of any tenor of a Benchmark pursuant to paragraph (b)(iv) below and (E) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.12.

(iv) Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (A) if the then-current Benchmark is a term rate (including the Term SOFR or the EURIBO Rate) and either (x) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (y) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (B) if a tenor that was removed pursuant to clause (A) above either (x) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (y) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(v) Upon the Company’s receipt of notice of the commencement of a Benchmark Unavailability Period, the applicable Borrower may revoke any request for a borrowing of, conversion to or continuation of Term Benchmark Loans or RFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, (A) the applicable Borrower will be deemed to have converted any request for an affected Term Benchmark Borrowing denominated in US Dollars into a request for a borrowing of or conversion to (x) an RFR Borrowing denominated in US Dollars so long as the Adjusted Daily Simple SOFR is not the subject of a Benchmark Transition Event or (y) an ABR Borrowing if the Adjusted Daily Simple SOFR is the subject of a Benchmark Transition Event and (B) any request for any affected Term Benchmark Borrowing or RFR Borrowing denominated in a Foreign Currency shall be ineffective. Furthermore, if any Term Benchmark Loan or RFR Loan denominated in any currency is outstanding on the date of the Company’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Relevant Rate applicable to such Term Benchmark Loan or RFR Loan, then until such time as a Benchmark Replacement for such currency is implemented pursuant to this Section 2.12, (A) in the case of Loans denominated in US Dollars, any Term Benchmark Loan shall, on the last day of the Interest Period applicable to such Loan, convert to, and shall constitute, (x) an RFR Borrowing denominated in US Dollars so long as the Adjusted Daily Simple SOFR is not the subject of a Benchmark Transition Event or (y) an ABR Loan if the Adjusted Daily Simple SOFR is the subject of a Benchmark Transition Event and (B) in the case of Loans denominated in Euro or Sterling, (1) any Term Benchmark Loan shall, on the last day of the Interest Period applicable to such Loan, convert to, and shall constitute, a CBR Loan that bears interest at the Central Bank Rate for the applicable currency plus the CBR Spread and (2) any RFR Loan shall, on the date of the Company’s receipt of such notice, convert to, and shall constitute, a CBR Loan that bears interest at the Central Bank Rate for the applicable currency plus the CBR Spread; provided that, in each case of the foregoing clauses (1) and (2), if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that the Central Bank Rate for the applicable currency cannot be determined, any such affected Loan shall, at the election of the applicable Borrower prior to such day, either (x) be converted to an ABR Loan denominated in US Dollars (in an aggregate principal amount equal to the US Dollar Equivalent (for this purpose, determined using the Exchange Rate on the date of determination) of the applicable affected Loan) or (y) be prepaid in full by the applicable Borrower on the day that the Company receives notice thereof from the Administrative Agent (it being understood that if no election is made by the applicable Borrower by such day, the applicable Borrower shall be deemed to have selected clause (x)). During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Alternate Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will be deemed to be zero.

SECTION 2.13. Increased Costs. (a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of or credit extended by, any Lender or any Issuing Bank;

(ii) subject any Recipient to any taxes (other than taxes referred to in paragraph (e) below), assessments or other charges on its loans, letters of credit or commitments, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender, any Issuing Bank or any applicable interbank market any other condition affecting this Agreement or Loans made by such Lender or any Letter of Credit or participations therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan (or of maintaining its obligation to make any Loan) or to increase the cost to such Lender, Issuing Bank or other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or issue any Letter of Credit) or to reduce the amount of any sum received or receivable by such Lender, Issuing Bank or other Recipient hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to such Lender, Issuing Bank or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, Issuing Bank or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender or Issuing Bank determines that any Change in Law regarding capital adequacy or liquidity requirements has had or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrowers will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Recipient setting forth the amount or amounts necessary to compensate such Recipient or its holding company, as the case may be, and the manner (with reasonable specificity) in which such amount or amounts have been calculated, as specified in paragraph (a) or (b) of this Section, shall be delivered to the Company and shall be conclusive absent manifest error. The Borrowers shall pay such Recipient the amount shown as due on any such certificate within 10 days after receipt thereof, unless the obligation to pay such amount is being contested by the Company in good faith.

(d) Failure or delay on the part of any Recipient to demand compensation pursuant to this Section shall not constitute a waiver of such Recipient’s right to demand such compensation; provided that the Borrowers shall not be required to compensate any Recipient pursuant to this Section for any increased costs or reductions incurred more than 90 days prior to the date that such Recipient notifies the Company of the Change in Law giving rise to such increased costs or reductions and of such Recipient’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e) The foregoing provisions of this Section shall not apply to taxes on payments by the Borrowers hereunder, which shall be governed solely by Section 2.15.

(f) Notwithstanding the foregoing, no Recipient shall be entitled to seek compensation for additional amounts or costs imposed pursuant to this Section (including, without limitation, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act or Basel III) if it shall not be the general practice of such Recipient at such time to seek similar compensation (on a proportionate basis) under similar circumstances from other similarly situated investment grade borrowers under yield protection provisions in credit agreements with such borrowers that provide for such compensation (and, upon any request by such Recipient for payment, such Recipient shall so confirm to the Company in writing).

SECTION 2.14. Break Funding Payments. In the event of (a) the payment of any principal of any Term Benchmark Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Term Benchmark Loan on the date specified in any notice delivered pursuant hereto (regardless of whether any such notice may be revoked under Section 2.09(d) and is revoked in accordance therewith) or (d) the assignment of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Company pursuant to Section 2.17, then, in any such event, the applicable Borrower shall compensate each Lender for the loss, cost and expense (but not for any lost profit) attributable to such event. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Company and shall be conclusive absent manifest error. The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof, unless the obligation to pay such amount is being contested by the Company in good faith.

SECTION 2.15. Taxes. (a) Subject to the other provisions of this Section, any and all payments made by or on account of any Borrower under this Agreement or under any other Loan Document shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or any other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding, (i) in the case of the Administrative Agent, each Lender and each Issuing Bank, taxes imposed on its overall net income, capital taxes and franchise taxes imposed on it by the jurisdiction under the laws of which the Administrative Agent, such Lender or such Issuing Bank, as the case may be, is organized or any political subdivision thereof, (ii) in the case of each Lender, taxes imposed on its overall net income, capital taxes and franchise taxes imposed on it by the jurisdiction of such Lender’s Applicable Lending Office or any political subdivision thereof , and (iii) in the case of the Administrative Agent, each Lender and each Issuing Bank, US Federal withholding taxes imposed under FATCA (all such taxes, levies, imposts, deductions, charges, withholdings and liabilities not excluded by the foregoing clauses (i), (ii), or (iii) being hereinafter referred to as “Taxes”). If any Taxes are required to be deducted or withheld from any amounts payable to the Administrative Agent, any Lender or any Issuing Bank hereunder or under any other Loan Document or are required to be remitted by the Administrative Agent, any Lender or any Issuing Bank on account of such Taxes, the amounts so payable to the Administrative Agent, such Lender or such Issuing Bank shall be increased to the extent necessary so that after making all required deductions, withholdings or remittances of Taxes (including deductions, withholdings and remittances of Taxes applicable to amounts paid under this paragraph), the Administrative Agent, such Lender or such Issuing Bank receives a net amount equal to the full amount it would have received if no deduction, withholding or remittance had been made. Whenever any Taxes are payable with respect to amounts payable under this Agreement or any other Loan Document, as promptly as possible thereafter, the applicable Borrower shall send to the Administrative Agent, for its own account or for the account of the applicable Lender or Issuing Bank, a certified copy of an original official receipt received by such Borrower showing payment thereof. If any Borrower fails to pay or cause to be paid any Taxes when due to the appropriate Governmental Authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, or if Taxes are imposed on or paid by the Administrative Agent, a Lender or an Issuing Bank, the Borrowers shall indemnify the Administrative Agent, the Lenders and the Issuing Banks for all such Taxes, including Taxes, interest or penalties thereon.

(b) Any and all payments made under this Agreement or any other Loan Document which (in whole or in part) constitute consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply. If VAT is chargeable on any supply made by any Borrower, the Administrative Agent, any Lender or any Issuing Bank (the “VAT Supplier”) to a Borrower, the Administrative Agent, any Lender or any Issuing Bank (the “VAT Recipient”) in connection with this Agreement or any other Loan Document, the VAT Recipient shall pay to the relevant Governmental Authorities or to the VAT Supplier (as appropriate and in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT. The VAT Supplier shall then promptly provide an appropriate invoice to such party.

(c) If the Administrative Agent shall be required to deduct or withhold any taxes from payments received by it for the account of any Lender or Issuing Bank hereunder, it shall make such deductions and withholding and shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law (which, for purposes of this Section, includes FATCA). Each Lender or Issuing Bank shall indemnify the Administrative Agent (but, in the case of Taxes, only to the extent any Borrower has not already indemnified the Administrative Agent for such Taxes and without limiting the obligations of the Borrowers to do so), within 10 days after demand therefor, for the full amount of any taxes attributable to such Lender or Issuing Bank that are paid by the Administrative Agent, and any penalties, interest and reasonable expenses arising therefrom and with respect thereto, whether or not such taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender and Issuing Bank hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender or Issuing Bank under this Agreement or any other Loan Document or otherwise payable by the Administrative Agent to such Lender or Issuing Bank pursuant to this Agreement from any other source against any amount due to the Administrative Agent under this paragraph from such Lender or Issuing Bank.

(d) Neither any Swiss Borrower nor the Company nor any other Borrower shall be required to make a tax gross up or a tax indemnity payment under this Agreement, or an increased interest payment under Section 2.11(i), to a Lender or Issuing Bank or an assignee, transferee or sub-participant thereof in respect of Swiss Withholding Tax due on interest payments or other payments by such Swiss Borrower under this Agreement as a direct result of such Lender and Issuing Bank, assignee, transferee or sub-participant breaching the provisions regarding (x) the representation and warranty in paragraph (e) of this Section as to its status as a Swiss Qualifying Bank or (y) the limitations on assignments, transfers and Restricted Sub-Participations set forth in this paragraph (d) or in Section 10.04(b) or 10.04(i). In such case, such Swiss Borrower shall be entitled to (1) deduct such Swiss Withholding Tax from any interest payment or other payment due from it to the breaching Lender, Issuing Bank, assignee, transferee or sub-participant (the “Breaching Party”) under this Agreement or (2) be promptly reimbursed by the Breaching Party for any Swiss Withholding Tax amount due from such Swiss Borrower in relation to interest paid or any other payment to the Breaching Party under this Agreement if the interest payment or such other payment was already made by such Swiss Borrower without a deduction for the relevant Swiss Withholding Tax amount.

(e) (i) Each Issuing Bank and each Lender that is an Issuing Bank or Lender as of the Restatement Effective Date represents and warrants to the Company and each Swiss Borrower that:

(A) as of the Restatement Effective Date, it is and will remain a Swiss Qualifying Bank (as interpreted on such date); and

(B) as of the Restatement Effective Date, it has not entered into a Restricted Sub-Participation with any Person.

(ii) Each Issuing Bank and each Lender that becomes an Issuing Bank or Lender after the Restatement Effective Date represents and warrants to the Company and each Swiss Borrower that:

(A) as of the date of becoming a party to this Agreement, it is and will remain a Swiss Qualifying Bank (as interpreted on such date); and

(B) as of the date of becoming a party to this Agreement, it has not entered into a Restricted Sub-Participation with any Person.

(f) (i) Any Lender or Issuing Bank that is entitled to an exemption from, or reduction of, withholding tax with respect to any payment made under this Agreement or any other Loan Document shall deliver to the Company and the Administrative Agent, at the time or times reasonably requested by the Company or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Company or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender or Issuing Bank, if reasonably requested by the Company or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Company or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender or Issuing Bank is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.15(f)(ii)(A), 2.15(f)(ii)(B) or 2.15(f)(ii)(D)) shall not be required if in the reasonable judgment of the Lender or Issuing Bank such completion, execution or submission would subject such Lender or Issuing Bank to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender or Issuing Bank.

(ii) Without limiting the generality of the foregoing, in the event that any Borrower is a US Person:

(A) any Lender or Issuing Bank that is a US Person shall deliver to such Borrower and the Administrative Agent on or prior to the date on which such Lender or Issuing Bank becomes a Lender or Issuing Bank under this Agreement (and from time to time thereafter upon the reasonable request of such Borrower or the Administrative Agent), executed originals or copies of executed originals of IRS Form W-9 certifying that such Lender or Issuing Bank is exempt from US Federal backup withholding tax;

(B) any Non-US Lender or Non-US Issuing Bank shall, to the extent it is legally entitled to do so, deliver to such Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-US Lender or Non-US Issuing Bank becomes a Lender or Issuing Bank under this Agreement (and from time to time thereafter upon the reasonable request of such Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Non-US Lender or Non-US Issuing Bank claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under this Agreement or any other Loan Document, executed originals or copies of executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, US Federal withholding tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under this Agreement or any other Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, US Federal withholding tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed originals or copies of executed originals of IRS Form W-8ECI;

(3) in the case of a Non-US Lender or Non-US Issuing Bank claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit G-1 to the effect that such Non-US Lender or Non-US Issuing Bank is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of such Borrower within the meaning of Section 871(h)(3)(B) of the Code or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “US Tax Compliance Certificate”) and (y) executed originals or copies of executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable; or

(4) to the extent a Non-US Lender or Non-US Issuing Bank is not the beneficial owner, executed originals or copies of executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form

W-8BEN-E, as applicable, a US Tax Compliance Certificate substantially in the form of Exhibit G-2 or Exhibit G-3, IRS Form W-9 and/or another certification documents from each beneficial owner, as applicable; provided that if the Non-US Lender or Non-US Issuing Bank is a partnership and one or more direct or indirect partners of such Non-US Lender or Non-US Issuing Bank are claiming the portfolio interest exemption, such Non-US Lender or Non-US Issuing Bank may provide a US Tax Compliance Certificate substantially in the form of Exhibit G-4 on behalf of each such direct or indirect partner;

(C) any Non-US Lender or Non-US Issuing Bank shall, to the extent it is legally entitled to do so, deliver to such Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-US Lender or Non-US Issuing Bank becomes a Lender or Issuing Bank under this Agreement (and from time to time thereafter upon the reasonable request of such Borrower or the Administrative Agent), executed originals or copies of executed originals of any other form prescribed by Applicable Law as a basis for claiming exemption from, or a reduction in, US Federal withholding tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit such Borrower or the Administrative Agent to determine withholding or deduction required to be made; and

(D) if a payment made to a Lender or Issuing Bank under this Agreement or any other Loan Document would be subject to US Federal withholding tax imposed by FATCA if such Lender or Issuing Bank were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender or Issuing Bank shall deliver to such Borrower and the Administrative Agent at the time or times prescribed by Applicable Law and at such time or times reasonably requested by such Borrower or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by such Borrower or the Administrative Agent as may be necessary for such Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender or Issuing Bank has complied with such Lender’s or Issuing Bank’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the Restatement Effective Date.

Each Lender and Issuing Bank agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the applicable Borrower and the Administrative Agent in writing of its legal inability to do so.

(g) For purposes of determining withholding taxes imposed under FATCA, from and after the Restatement Effective Date, the Borrowers and the Administrative Agent shall treat (and the Lenders and Issuing Banks hereby authorize the Administrative Agent to treat) the Loans and obligations in respect of LC Disbursements as not qualifying as “grandfathered obligations” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i)(A).

(h) (i) Subject to paragraph (h)(ii) below, each Lender and Issuing Bank and each UK Borrower that makes a payment to which such Lender or Issuing Bank is entitled shall cooperate in completing any procedural formalities necessary for such UK Borrower to obtain authorization to make such payment without withholding or deduction for or on account of taxes imposed under the laws of the United Kingdom.

(ii) (A) A Lender or an Issuing Bank that is a party hereto as such at the time the first UK Borrower becomes a Borrower hereunder and which (x) holds a passport under the HMRC DT Treaty Passport Scheme and (y) wishes such scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence to each UK Borrower and the Administrative Agent;

(B) a Lender or an Issuing Bank which becomes a party hereto in such capacity after the day on which the first UK Borrower becomes a Borrower hereunder and which (x) holds a passport under the HMRC DT Treaty Passport Scheme and (y) wishes such scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence to each UK Borrower and the Administrative Agent, and set out such details in the Assignment and Assumption that it executes, and

(C) upon satisfying either clause (A) or (B) above, as applicable, such Lender or such Issuing Bank shall have satisfied its obligation under paragraph (h)(i) above.

(iii) If a Lender or an Issuing Bank has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (h)(ii) above, the UK Borrower(s) shall make a Borrower DTTP Filing with respect to such Lender or Issuing Bank, and shall promptly provide such Lender or Issuing Bank with a copy of such filing; provided that if:

(A) each UK Borrower making a payment to such Lender or Issuing Bank has not made a Borrower DTTP Filing in respect of such Lender or Issuing Bank; or

(B) each UK Borrower making a payment to such Lender or Issuing Bank has made a Borrower DTTP Filing in respect of such Lender or Issuing Bank but:

(1) such Borrower DTTP Filing has been rejected by HM Revenue & Customs; or

(2) HM Revenue & Customs has not given such UK Borrower authority to make payments to such Lender or Issuing Banks without a deduction for tax within 60 days of the date of such Borrower DTTP Filing;

and in each case, such UK Borrower has notified such Lender or Issuing Bank in writing of the circumstances referred to in clause (1) or (2) above, then such Lender or such Issuing Bank and such UK Borrower shall co-operate in completing any additional procedural formalities necessary for such UK Borrower to obtain authorization to make that payment without withholding or deduction for or on account of taxes imposed under the laws of the United Kingdom.

(iv) If a Lender or an Issuing Bank has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (h)(ii) above, no UK Borrower shall make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport Scheme in respect of such Lender’s Commitment or its participation in any Loan, or such Issuing Bank’s LC Commitment, in each case, unless such Lender or Issuing Bank otherwise agrees.

(v) Each UK Borrower shall, promptly on making a Borrower DTTP Filing, deliver a copy of such Borrower DTTP Filing to the Administrative Agent for delivery to the relevant Lender or Issuing Bank.

(vi) Each Lender and Issuing Bank shall promptly notify the UK Borrowers and Administrative Agent if it determines in its sole discretion that it is ceases to be entitled to claim the benefits of an income tax treaty to which the United Kingdom is a party with respect to payments made by any UK Borrower hereunder.

(i) The agreements in this Section shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments, the repayment, satisfaction or discharge of all obligations under any Loan Document and the termination of this Agreement and the payment of the obligations hereunder and all other amounts payable hereunder.

SECTION 2.16. Payments Generally; Pro Rata Treatment; Sharing of Set-offs. (a) Each Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest, fees or reimbursement of LC Disbursements or otherwise) prior to the time expressly required hereunder or under such other Loan Document for such payment or, if no such time is expressly required (i) in the case of amount payable in US Dollars, prior to 3:00 p.m., New York City time, or (ii) in the case of amounts payable in a Foreign Currency, prior to the Applicable Time specified by the Administrative Agent, in each case, on the date when due, in immediately available funds, without any defense, set-off, recoupment or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent for the account of the applicable Lenders to such account as the Administrative Agent shall from time to time specify for payments of such type in one or more notices delivered to the Company, except that payments to be made directly to an Issuing Bank as expressly provided herein shall be made directly to such parties and payments pursuant to Sections 2.13, 2.14, 2.15, 2.18 and 10.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder of principal or interest in respect of any Loan or LC Disbursement shall, except as otherwise expressly provided herein, be made in the currency of such Loan or LC Disbursement; all other payments hereunder and under each other Loan Document shall be made in US Dollars. Any payment required to be made by the Administrative Agent hereunder shall be deemed to have been made by the time required if the Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by the Administrative Agent to make such payment.

(b) If at any time insufficient funds are received by the Administrative Agent from any Borrower (or from the Company or any other Loan Party as guarantor of the Obligations of such Borrower) and available to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due from such Borrower hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal of the Loans and unreimbursed LC Disbursements then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of such principal then due to such parties.

(c) If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of its Loans or participations in LC Disbursements or accrued interest on any of the foregoing (collectively “Claims”) resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Claims than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Claims of the other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amounts of their respective Claims; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by any Borrower pursuant to and in accordance with the express terms of this Agreement (for the avoidance of doubt, as it may be amended from time to time) or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Claims to any Person that is an Eligible Assignee. Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from a Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lenders or Issuing Banks hereunder that such Borrower will not make such payment, the Administrative Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the applicable Lenders or Issuing Banks, as the case may be, the amount due. In such event, if such Borrower has not in fact made such payment, then each applicable Lender or Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent at the greater of (i) if denominated in US Dollars, the greater of (x) the NYFRB Rate and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) if denominated in any other currency, the greater of (x) the interest rate reasonably determined by the Administrative Agent to reflect its cost of funds for such amount (which determination shall be conclusive absent manifest error), it being understood that the Administrative Agent may, in its sole discretion, for such purpose deem its cost of funds to be equal to the Foreign Currency Overnight Rate, and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(d), 2.04(e), 2.05(b), 2.16(d) or 10.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), (i) apply any amounts thereafter received by it for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in the case of each of clauses (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

SECTION 2.17. Mitigation Obligations; Replacement of Lenders. (a) If any Lender requests compensation under Section 2.13 or 2.18, or if any Borrower is required to pay any Taxes or additional amount to any Lender or to any Governmental Authority for the account of any Lender pursuant to Section 2.11(i) or 2.15, then such Lender shall use reasonable efforts, with prior notice to the Company, to designate a different lending office for funding or booking its affected Loans or other extensions of credit hereunder or to assign its affected rights and obligations hereunder to another of its offices, branches or Affiliates engaged in making loans if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.11(i), 2.13, 2.15 or 2.18, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense, would not be contrary to any general policy of such Lender and would not be otherwise materially disadvantageous to such Lender (as determined by such Lender in its good faith judgment). The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If (i) any Lender requests compensation under Section 2.13 or 2.18, (ii) any Borrower is required to pay any Taxes or additional amount to any Lender or to any Governmental Authority for the account of any Lender pursuant to Section 2.11(i) or 2.15, (iii) any Lender is a Declining Lender, (iv) any Lender is a Defaulting Lender or (v) any Lender refuses to consent to any amendment or waiver of this Agreement or any other Loan Document requested by the Company that requires the consent of all or all affected Lenders, and such amendment or waiver is consented to by the Required Lenders, then the Company may elect to, (i) upon payment to such Lender of all amounts payable to it pursuant to clause (x) in the proviso below, cancel the Commitment of such Lender, provided that after giving effect to such payment and termination, the aggregate amount of Revolving Credit Exposures would not exceed the aggregate amount of Commitments, or (ii) at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 10.04, including payment by the Company of the processing and recordation fee referenced in Section 10.04(b)(ii)(D)), all its interests, rights (other than its existing rights to payment pursuant to Sections 2.11(i), 2.13, 2.15 or 2.18) and obligations under the Loan Documents to an assignee that shall assume such obligations (which may be another Lender, if a Lender accepts such assignment); provided that (w) the Company shall have received the prior written consent of the Administrative Agent and the Designated Issuing Banks (in each case, in accordance with and subject to the restrictions contained in Section 10.04), (x) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and funded participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal, funded participations and accrued interest and fees) or the applicable Borrower (in the case of all other amounts), (y) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or 2.18 or payments required to be made pursuant to Section 2.11(i) or 2.15, such assignment will result in a material reduction in such compensation or payments and (z) in the case of an assignment under clause (v) above, such assignment, together with any other assignments under such clause, will enable the Company to obtain the approvals required for the obtaining of the requested amendment and waiver. A Lender shall not be required to make any such assignment and delegation if prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Company to require such assignment and delegation cease to apply. Each party hereto agrees that an assignment and delegation required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Company, the Administrative Agent and the assignee and that the Lender required to make such assignment and delegation need not be a party thereto (it being understood and agreed that such Lender shall not be deemed to make the representations and warranties in such Assignment and Assumption if such Lender has not executed such Assignment and Assumption).

SECTION 2.18. Foreign Borrower Costs. (a) If the cost to (i) any Lender of making, converting to, continuing or maintaining any Loan to (or of maintaining its obligation to make any such Loan), or the cost to any Lender or any Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any such Letter of Credit) issued for the account of any Borrower is increased (or the amount of any sum received or receivable by any Lender (or its Applicable Lending Office) or Issuing Bank is reduced) by an amount deemed by such Lender or Issuing Bank, as the case may be, to be material, by reason of the fact that such Borrower is incorporated in, or conducts business in, a jurisdiction outside the United States of America, the United Kingdom or Canada, such Borrower shall indemnify such Lender or Issuing Bank, as the case may be, for such increased cost or reduction within 15 days after demand by such Lender or Issuing Bank (with a copy to the Administrative Agent). A certificate of such Lender or Issuing Bank claiming compensation under this paragraph and setting forth the additional amount or amounts to be paid to it hereunder (and the basis for the calculation of such amount or amounts) shall be conclusive in the absence of manifest error.

(b) Each Lender and Issuing Bank will promptly notify the Company and the Administrative Agent of any event of which it has knowledge that will entitle such Lender or Issuing Bank to additional interest or payments pursuant to paragraph (a) above, but in any event within 45 days after such Lender or Issuing Bank obtains actual knowledge thereof; provided that (i) if any Lender or Issuing Bank fails to give such notice within 45 days after it obtains actual knowledge of such an event, such Lender or Issuing Bank shall, with respect to compensation payable pursuant to this Section in respect of any costs or reductions resulting from such event, only be entitled to payment under this Section for costs or reductions incurred from and after the date 45 days prior to the date that such Lender or Issuing Bank does give such notice and (ii) each Lender will designate a different Applicable Lending Office and each Issuing Bank will designate its Affiliates to issue Letters of Credit, in each case with prior notice to the Company, if, in the judgment of such Lender or Issuing Bank, as applicable, such designation will avoid the need for, or reduce the amount of, such compensation, will not be contrary to any general policy of such Lender or Issuing Bank and will not be materially otherwise disadvantageous to such Lender or Issuing Bank or cause a Borrower to be subject to the payment of additional amounts pursuant to Section 2.15.

(c) Notwithstanding the foregoing, no Lender or Issuing Bank shall be entitled to compensation under this Section to the extent the increased costs or reductions suffered for which such Lender or Issuing Bank is claiming compensation have been or are being incurred at the time such Lender or Issuing Bank becomes a party to this Agreement, except to the extent that such Lender’s assignor was entitled immediately prior to the assignment to such Lender to receive compensation with respect to such increased costs or reductions suffered pursuant to this Section.

(d) The foregoing provisions of this Section shall not apply to taxes on payments by the Borrowers hereunder, which shall be governed solely by Section 2.15.

SECTION 2.19. Accession of Subsidiary Borrowers. The Company may at any time and from time to time designate any subsidiary of the Company that is incorporated or otherwise organized under the laws of Canada (or any province or territory thereof), Luxembourg, the United Kingdom, the United States of America or Switzerland or, with the prior written consent of each Lender, any other subsidiary as a Borrower by delivery to the Administrative Agent of a Borrower Joinder Agreement executed by such subsidiary and by the Company. In the case of any such subsidiary requiring the prior written consent of each Lender to the designation thereof, upon receipt of such consent such subsidiary shall for all purposes of this Agreement be a Borrower and a party to this Agreement; and in the case of any other designated subsidiary, unless any Lender or Issuing Bank shall inform the Administrative Agent within 10 Business Days after the Administrative Agent makes available to the Lenders a copy of the applicable Borrower Joinder Agreement that it is unlawful for such Lender or Issuing Bank to make Loans or otherwise extend credit to such subsidiary as otherwise provided herein, at the end of such 10 Business Days period such subsidiary shall for all purposes of this Agreement be a Borrower and a party to this Agreement; provided that no subsidiary shall become a Borrower until each Lender and Issuing Bank shall have received all documentation and other information relating to such subsidiary required by bank regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act and the Beneficial Ownership Regulation, that shall have been requested by such Lender or Issuing Bank within five Business Days after the Administrative Agent makes available to the Lenders a copy of the applicable Borrowing Joinder Agreement. Any subsidiary of the Company that is a Borrower may cease to be a Borrower hereunder upon such subsidiary or the Company executing and delivering to the Administrative Agent a Borrower Termination Agreement with respect to such subsidiary, whereupon such subsidiary shall cease to be a Borrower hereunder; provided that no Borrower Termination Agreement will become effective as to any subsidiary until all Loans made to such subsidiary shall have been repaid, all amounts payable by such subsidiary in respect of interest and/or fees (and, to the extent notified by the Administrative Agent or any Lender, any other amounts payable under this Agreement by such subsidiary) shall have been paid in full and each Letter of Credit issued for the account of such subsidiary shall have been cancelled, terminated or otherwise cash collateralized on terms and conditions reasonably satisfactory to the applicable Issuing Bank; provided further that such Borrower Termination Agreement shall be effective to terminate the right of such subsidiary to request or receive further extensions of credit under this Agreement. As soon as practicable upon receipt of a Borrower Joinder Agreement or a Borrower Termination Agreement, the Administrative Agent shall make available a copy thereof to each Lender.

SECTION 2.20. Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) the facility fee shall cease to accrue on the daily amount of the unused portion of the Commitment of such Defaulting Lender pursuant to Section 2.10(a);

(b) the Commitments and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders or any other requisite Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.02); provided, that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification which pursuant to Section 10.02 requires the consent of “each Lender”, “such Lender”, or “each Lender affected thereby”, except as otherwise provided in Section 10.02;

(c) if any LC Exposure exists at the time such Lender becomes a Defaulting Lender, then:

(i) all or any part of the LC Exposure of such Defaulting Lender (other than any portion thereof attributable to unreimbursed LC Disbursements with respect to which such Defaulting Lender shall have funded its participation as contemplated by Sections 2.04(d) and 2.04(e)) shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages, but only to the extent that (x) the sum of all Non-Defaulting Lenders’ Revolving Credit Exposures plus such Defaulting Lender’s LC Exposure would not exceed the sum of all Non-Defaulting Lenders’ Commitments and (y) such reallocation would not result in the Revolving Credit Exposure of any Non-Defaulting Lender exceeding such Non-Defaulting Lender’s Commitment;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within one Business Day following notice by the Administrative Agent cash collateralize for the benefit of the applicable Issuing Banks the Borrowers’ obligations corresponding to such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above, but excluding any portion thereof referred to in the parenthetical in such clause (i)) in accordance with the procedures set forth in Section 2.04(i) for so long as such LC Exposure is outstanding;

(iii) if the Borrowers cash collateralize any portion of such Defaulting Lender’s LC Exposure pursuant to clause (ii) above, the Borrowers shall not be required to pay participation fees to such Defaulting Lender pursuant to Section 2.10(b) with respect to such Defaulting Lender’s LC Exposure during the period such Defaulting Lender’s LC Exposure is cash collateralized;

(iv) if the LC Exposure of such Defaulting Lender is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Sections 2.10(a) and 2.10(b) shall be adjusted to give effect to such reallocation; and

(v) if all or any portion of such Defaulting Lender’s LC Exposure that is subject to reallocation pursuant to clause (i) above is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the Issuing Banks or any other Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender, and any participation fees payable under Section 2.10(b), in each case, with respect to such LC Exposure or such portion thereof, as the case may be, shall be payable to the Issuing Banks (and allocated among them ratably based on the amount of such LC Exposure attributable to Letters of Credit issued by each Issuing Bank) until and except to the extent that such LC Exposure is reallocated and/or cash collateralized; and

(d) so long as such Lender is a Defaulting Lender, no Issuing Bank shall be required to issue, amend or extend any Letter of Credit unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding LC Exposure will be 100% covered by the Commitments of the Non-Defaulting Lenders and/or cash collateral will be provided by the applicable Borrowers in accordance with Section 2.20(c), and participating interests in any newly issued or increased Letter of Credit shall be allocated among the Non-

Defaulting Lenders in a manner consistent with Section 2.20(c)(i) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event or Bail-In Action with respect to a Parent of any Lender shall occur following the Restatement Effective Date and for so long as such event shall continue or (ii) any Issuing Bank shall have a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, such Issuing Bank shall not be required to issue, amend or extend any Letter of Credit unless such Issuing Bank shall have entered into arrangements with the applicable Borrowers or such Lender satisfactory to such Issuing Bank to defease any risk to it in respect of such Lender hereunder.

In the event that the Administrative Agent, the Company and each Issuing Bank shall agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the LC Exposures of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment and on such date such Lender shall purchase at par such of the Loans and such of the funded participations in LC Disbursements of the other Lenders as the Administrative Agent shall determine to be necessary in order for such Lender to hold such Loans and participations in accordance with its Applicable Percentage, and such Lender shall thereupon cease to be a Defaulting Lender (but shall not be entitled to receive any fees accrued during the period when it was a Defaulting Lender, and all amendments, waivers or modifications effected without its consent in accordance with the provisions of Section 10.02 and this Section during such period shall be binding on it).

The rights and remedies against, and with respect to, a Defaulting Lender under this Section 2.20 are in addition to, and cumulative and not in limitation of, all other rights and remedies that the Administrative Agent, each Lender, each Issuing Bank, the Company or any other Borrower may at any time have against, or with respect to, such Defaulting Lender.

SECTION 2.21. Sustainability Targets. (a) After the Restatement Effective Date, the Company may submit a written request to the Administrative Agent that this Agreement be amended to provide for an annual adjustment (an increase, a decrease or no adjustment) to the Applicable Rate based on the performance of the Company and its subsidiaries against the Sustainability Targets (such amendment, the “ESG Amendment”). Such request shall be accompanied by the proposed Sustainability Targets, as prepared by the Company in consultation with the Sustainability Structuring Agent.

(b) In connection with a request for the ESG Amendment, the Company shall engage in good faith discussions with the Administrative Agent and the Sustainability Structuring Agent in respect of the proposed Sustainability Targets and the proposed Sustainability Assurance Provider, and any proposed incentives and penalties for compliance and noncompliance, respectively, with the Sustainability Targets, including any adjustments to the Applicable Rate, to be set forth in the ESG Amendment (collectively, the “ESG Pricing Provisions”); provided that (i) the amount of any such adjustments shall not result in a decrease or an increase of more than (A) 0.01% in the “Facility Fee Rate” set forth in the definition of Applicable Rate (at any category of the pricing grid set forth therein) and/or (B) 0.04% in the “Term Benchmark/RFR Spread” or the “ABR Spread” set forth in the definition of Applicable Rate (at any category of the pricing grid set forth therein), in each case, during any fiscal year, (ii) in no event shall the amount of any such adjustment result in the Applicable Rate, whether with respect to the “Facility Fee Rate”, the “Term Benchmark/RFR Spread” or the “ABR Spread” set forth therein, being less than 0% at any time and (iii) such pricing adjustments shall not be cumulative year-over-year, and each applicable adjustment shall only apply until the date on which the next adjustment is due to take place. The

Borrower agrees and confirms that the ESG Pricing Provisions shall follow the Sustainability Linked Loan Principles, as published in March 2022, and as it may be updated, revised or amended from time to time by the Loan Market Association and the Loan Syndications & Trading Association (the “SLL Principles”) as of the date of effectiveness of the ESG Amendment.

(c) The ESG Amendment shall (i) set forth the Sustainability Targets and the ESG Pricing Provisions, (ii) shall identify a sustainability assurance provider (the “Sustainability Assurance Provider”), which shall be a qualified external reviewer, independent of the Company and its subsidiaries, with relevant expertise, such as an auditor, environmental consultant and/or independent ratings agency of recognized national standing, and (iii) may contain provisions relating thereto, including, without limitation, the provisions described in this Section 2.21 and provisions setting forth indemnities and other protections for the benefit of the Sustainability Structuring Agent.

(d) A copy of the proposed ESG Amendment shall be posted to all the Lenders. The effectiveness of the ESG Amendment (including the ESG Pricing Provisions) shall be subject to the execution and delivery thereof by the Company, the other Borrowers, the Administrative Agent and the Required Lenders (it being agreed that no consent of any other Lender shall be required for the effectiveness of the ESG Amendment).

(e) Following the effectiveness of the ESG Amendment, any amendment or other modification to the ESG Pricing Provisions that does not have the effect of reducing the Applicable Rate to a level not otherwise permitted by this Section 2.21 shall be subject only to the prior written consent of the Company, the other Borrowers and the Required Lenders, subject to the second proviso to Section 10.02(b) and Section 10.02(c).

ARTICLE III

Representations and Warranties

Each Borrower represents and warrants (on behalf of itself and, where applicable, each of its subsidiaries) to the Lenders that:

SECTION 3.01. Organization; Powers. Such Borrower and each Significant Subsidiary (a) is an entity duly organized, incorporated, amalgamated, continued or formed, as the case may be, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and (b) is duly qualified to do business in, and is in good standing in, all other jurisdictions where the nature of its business or the nature of property owned or used by it makes such qualification necessary, except where failure to do so would not reasonably be expected to result in a Material Adverse Change. The Company, such Borrower and each Significant Subsidiary has all requisite corporate (or other applicable) powers, capacity and authority to own or lease and operate its properties and to carry on its business as now conducted, except where failure to do so would not reasonably be expected to result in a Material Adverse Change.

SECTION 3.02. Authorization; No Conflicts. The execution, delivery and performance by such Borrower of this Agreement and each other Loan Document to which it is a party, and the transactions contemplated thereunder, (a) are within such Borrower’s corporate (or other applicable) powers and have been duly authorized by all necessary corporate (or other applicable) action, (b) do not contravene (i) the Company’s or such Borrower’s certificate of incorporation, constitutive documents or by-laws, (ii) any material law, rule or regulation applicable to the Company or such Borrower or (iii) any material contractual obligation or legal restriction binding on or affecting the Company or such Borrower, and (c) will not result in or require the imposition of any Lien or encumbrance on, or security interest in, any property (including, without limitation, accounts or contract rights) of the Company or such Borrower, except as provided in this Agreement and any other Loan Document.

SECTION 3.03. Governmental Approvals. No Governmental Action is required for the execution or delivery by such Borrower of this Agreement or any other Loan Document to which it is a party or for the performance by such Borrower of its obligations under this Agreement or any other Loan Document other than those which have previously been duly obtained, are in full force and effect, are not subject to any pending or, to the knowledge of the Company or such Borrower, threatened appeal or other proceeding seeking reconsideration and as to which all applicable periods of time for review, rehearing or appeal with respect thereto have expired.

SECTION 3.04. Enforceability. This Agreement and each other Loan Document to which the Company or such Borrower is a party is a legal, valid and binding obligation of the Company or such Borrower, enforceable against the Company or such Borrower in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws of general application affecting rights and remedies of creditors generally.

SECTION 3.05. Financial Condition; No Material Adverse Change.(a) The Company’s consolidated statement of financial position and statements of income, comprehensive income, changes in equity and cash flow (i) as of and for the fiscal year ended December 31, 2021, audited and reported on by PricewaterhouseCoopers LLP, independent registered public accounting firm, and (ii) as of and for the fiscal quarter ended September 30, 2022 as filed with, or furnished to, as the case may be, the Canadian securities regulatory authorities and the Securities and Exchange Commission, present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Company and its consolidated subsidiaries as of such dates and for such periods in accordance with IFRS, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b) Since December 31, 2021, no event, circumstance or change has occurred that constitutes or would reasonably be expected to result in a Material Adverse Change.

SECTION 3.06. Litigation and Environmental Matters. (a) There are no pending or, to the knowledge of such Borrower, threatened litigation or proceedings (including, without limitation, any environmental claims) affecting any such Borrower before any court, governmental agency or arbitrator (i) in respect of the Transactions or (ii) in respect of any other matters that would reasonably be expected to result in a Material Adverse Change.

(b) Such Borrower and its subsidiaries are in compliance with all applicable environmental laws (including all permits and licenses required thereunder), other than such non-compliance that would not reasonably be expected to result in a Material Adverse Change (taking into consideration all fines, penalties and sanctions that may be imposed because of such non compliance) or to adversely affect the ability of such Borrower to perform its obligations under this Agreement or any other Loan Document to which such Borrower is a party. Neither such Borrower nor any subsidiary thereof has received from any Governmental Authority any notice of any material violation of any environmental law where the implications of such violation could reasonably be expected to result in a Material Adverse Change.

SECTION 3.07. Compliance with Laws. The extensions of credit hereunder and the use of the proceeds of the Loans and the Letters of Credit will comply with all provisions of Applicable Law in all material respects.

SECTION 3.08. Investment Company Status. Such Borrower is not required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

SECTION 3.09. Margin Regulations. Neither such Borrower nor any subsidiary thereof is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to such Borrower will be used for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U or X of the Federal Reserve Board. Not more than 25% of the consolidated assets of such Borrower and its subsidiaries, taken as a whole, consist of Margin Stock.

SECTION 3.10. Disclosure. All information, reports or other papers or data produced by or on behalf of the Company or any subsidiary thereof and furnished to the Administrative Agent and the Lenders were, at the time the same were so furnished, complete and correct in all material respects when taken as a whole in light of the circumstances under which they were made; provided that, with respect to any projected financial information or other forward-looking information, the Borrowers only represent that such information was prepared in good faith based upon assumptions believed by the Company to be reasonable at the time.

SECTION 3.11. Anti-Corruption Laws and Sanctions. The Company has implemented and maintains in effect policies and procedures reasonably designed to promote and achieve compliance by the Company, its subsidiaries and its and their respective directors, officers, employees and agents with applicable Anti-Corruption Laws and applicable Sanctions, and the Company and its subsidiaries and, to the knowledge of the Company and its subsidiaries, its and their respective officers, directors, employees and agents, are in compliance with applicable Anti-Corruption Laws and applicable Sanctions in all material respects. None of (a) the Company, any subsidiary or, to the knowledge of the Company or such subsidiary, any of their respective directors, officers or employees, or (b) to the knowledge of the Company, any agent of the Company or any subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person, except to the extent that dealings with such a Sanctioned Person are not restricted or prohibited for a Person required to comply with Sanctions or in a manner that would not result in a violation of any applicable Sanctions by the Company, any subsidiary or any Lender. No Borrowing or Letter of Credit, use of proceeds thereof or other transaction contemplated by this Agreement will violate any applicable Anti-Corruption Law or directly or, to the Company’s knowledge, indirectly violate any applicable Sanctions.

SECTION 3.12. Compliance with Swiss Ten Non-Bank Rule and Swiss Twenty Non-Bank Rule. Each Swiss Borrower is in compliance with the Swiss Ten Non-Bank Rule and the Swiss Twenty Non-Bank Rule, provided that a Swiss Borrower shall not be in breach of this representation and warranty if its number of creditors in respect of either the Swiss Ten Non-Bank Rule or the Swiss Twenty Non-Bank Rule is exceeded solely by reason of (a) a failure by one or more Lenders or Issuing Banks to comply with their obligations under Section 2.15(e), 10.04(b) or 10.04(i) or (b) one or more Lenders or Issuing Banks ceasing to qualify as Swiss Qualifying Banks for the purpose of this Agreement. For the purpose of making the representation and warranty in this Section, the Swiss Borrowers shall be entitled to assume (i) the continuing accuracy of any representation and warranty made by a Lender or Issuing Bank to the Swiss Borrowers that such

Lender or Issuing Bank is a Swiss Qualifying Bank and (ii) that no Lender or Issuing Bank has made any assignment, participation or other transfer to a non-Swiss Qualifying Bank except as permitted under this Agreement.

ARTICLE IV

Conditions

SECTION 4.01. Restatement Effective Date. The amendment and restatement of the Existing Credit Agreement to be in the form hereof and the obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 10.02):

(a) The Administrative Agent (or its counsel) shall have received from each party hereto (including Lenders constituting at least the Required Lenders under and as defined in the Existing Credit Agreement) a counterpart of this Agreement signed on behalf of such party (which, subject to Section 10.06(b), may include Electronic Signatures transmitted by emailed .pdf or any other electronic means that reproduces an image of an actual executed signature page of this Agreement).

(b) The Administrative Agent shall have received favorable written opinions (addressed to the Administrative Agent, the Lenders and the Issuing Banks and dated the Restatement Effective Date) of (i) Torys LLP, special counsel to the Canadian Borrowers in Ontario, Canada and in the State of New York, (ii) Niederer Kraft Frey Ltd, Swiss counsel for the Swiss Borrower, and (iii) Loyens & Loeff Luxembourg S.à r.l., counsel for the Luxembourg Borrower, in each case in form and substance reasonably satisfactory to the Administrative Agent. The Company hereby requests such counsel to deliver such opinions.

(c) The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of each Loan Party, the authorization and legality of the Transactions and any other legal matters relating to the Loan Parties, the Loan Documents or the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(d) The Administrative Agent shall have received a certificate, dated the Restatement Effective Date and signed by the President, a Vice President or a Financial Officer of the Company, confirming that (i) the representations and warranties of each Loan Party set forth in this Agreement are true and correct in all material respects on and as of the Restatement Effective Date and (ii) on the Restatement Effective Date no Specified Default or Event of Default has occurred and is continuing.

(e) The Administrative Agent shall have received all fees due and payable for the accounts of the Lenders, and the Administrative Agent and each Arranger shall have received all fees due and payable for its own account and reimbursement of all expenses reimbursable by the Borrowers, in each case, on or prior to the Restatement Effective Date, to the extent such fees and expenses have been documented and invoiced not fewer than two Business Days prior to the Restatement Effective Date.

(f) The lending commitments under the Existing Credit Agreement (other than those continuing hereunder) shall have been terminated, the loans, interest, fees and other amounts outstanding or accrued thereunder, whether or not at the time due and payable, shall have been paid in full, or shall be paid in full on the Restatement Effective Date with the proceeds of the Loans made pursuant to this Agreement, and all letters of credit outstanding thereunder (other than the Existing Letters of Credit) shall have expired or been terminated.

(g) The Administrative Agent and the Lenders shall have received all documentation and other information requested by them for purposes of ensuring compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act and the Beneficial Ownership Regulation, not fewer than three Business Days prior to the Restatement Effective Date.

The Administrative Agent shall notify the Company and the Lenders of the Restatement Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the amendment and restatement of the Existing Credit Agreement in the form hereof and the obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 10.02) at or prior to 5:00 p.m., New York City time, on November 7, 2022 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

SECTION 4.02. Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing (other than a conversion or continuation of an outstanding Borrowing), and of each Issuing Bank to issue, amend or extend any Letter of Credit, is subject to receipt of the request therefor in accordance herewith and to the satisfaction of the following conditions:

(a) The representations and warranties of each Loan Party set forth in the Loan Documents (other than, after the Restatement Effective Date, those set forth in Section 3.05(b) or 3.06(a)) shall be true and correct in all material respects on and as of the date of such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable (except to the extent such representations and warranties by their terms relate to earlier dates in which case they shall be true and correct in all material respects on and as of such earlier dates).

(b) At the time of and immediately after giving effect to such Borrowing or the issuance, amendment or extension of such Letter of Credit, as applicable, no Specified Default or Event of Default shall have occurred and be continuing.

Each Borrowing and each issuance, amendment or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Company and the applicable Borrower on the date thereof as to the matters specified in paragraphs (a) and (b) of this Section.

SECTION 4.03. Initial Credit Events for New Borrowers. The obligations of the Lenders to make Loans to, and the obligations of the Issuing Banks to issue Letters of Credit for the account of, any subsidiary that becomes a Borrower as provided in Section 2.19 are subject to the satisfaction of the following conditions:

(a) The Administrative Agent (or its counsel) shall have received such Borrower’s Borrower Joinder Agreement, duly executed by all parties thereto.

(b) The Administrative Agent shall have received such documents and certificates (including such legal opinions) as the Administrative Agent or its counsel may reasonably request relating to the formation, existence and good standing of such Borrower, the authorization and legality of the Transactions insofar as they relate to such Borrower and any other legal matters relating to such Borrower, its Borrower Joinder Agreement or such Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

The Administrative Agent shall notify the Borrowers and the Lenders of the satisfaction of the conditions set forth in paragraph (a) or (b) of this Section, and such notice shall be conclusive and binding.

ARTICLE V

Affirmative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each Borrower covenants and agrees that:

SECTION 5.01. Financial Statements and Other Information. In the case of the Company, it will furnish to the Administrative Agent, which will make available to each Lender:

(a) as soon as available and in any event within 60 days after the end of each of the first three quarters of each fiscal year of the Company, a consolidated statement of financial position of the Company and its consolidated subsidiaries as at the end of such quarter and consolidated statements of income, comprehensive income, changes in equity and cash flows of the Company and its consolidated subsidiaries for such quarter and the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail and duly certified by a Financial Officer of the Company as fairly presenting in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at such date and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods ended on such date, except for normal year end adjustments, all in accordance with IFRS consistently applied; provided, that such quarterly financial statements shall be deemed delivered pursuant to this clause (a) if such statements have been filed with the Securities and Exchange Commission or applicable Canadian securities regulatory authorities and are publicly available;

(b) as soon as available and in any event within 90 days after the end of each fiscal year of the Company, a consolidated statement of financial position of the Company and its consolidated subsidiaries as at the end of such year and consolidated statements of income, comprehensive income, changes in equity and cash flow of the Company and its consolidated subsidiaries for such year, accompanied by an opinion (which opinion shall be unqualified as to going concern and scope) of an accounting firm of national standing to the effect that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as at the end of such year and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for such year, together with a Compliance Certificate of the chief financial officer, the treasurer or the controller of the Company (i) demonstrating and certifying compliance by the Company with the covenant set forth in Section 6.04 and (ii) stating that, to the best of his/her knowledge, no Event of Default has occurred and is continuing or, if an Event of Default has occurred and is continuing, containing a statement as to the nature thereof and the action which the Company has taken and proposes to take with respect thereto; provided, that such annual financial statements shall be deemed delivered pursuant to this clause (b) if such statements have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available;

(c) as soon as possible and in any event within five days after the occurrence of each Default or Event of Default known to the Company, a statement of the chief financial officer, treasurer or general counsel of the Company stating that it is a “notice of default” and setting forth details of such Default or Event of Default and the action which the Company has taken and proposes to take with respect thereto;

(d) as soon as possible and in any event within five days after the Company becomes aware of the occurrence thereof, notice of all material actions, suits, proceedings or other events (i) of the type described in Section 3.06(a) or (ii) for which the Administrative Agent, the Lenders or the Issuing Banks will be entitled to indemnity under Section 10.03;

(e) as soon as reasonably possible, copies of all material reports that the Company sends to any of its security holders, and copies of all reports and registration statements which the Company or any of its subsidiaries files with the Securities and Exchange Commission, the applicable Canadian securities regulatory authorities or any national securities exchange; provided, that such reports shall be deemed delivered pursuant to this clause (e) if such reports have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available;

(f) promptly after any request therefor, all documentation and other information that a Lender reasonably requests in order to comply with ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act and the Beneficial Ownership Regulation; and

(g) promptly, such other information respecting the business, assets, liabilities, results of operations or condition (financial or otherwise), of the Company or any subsidiary thereof as any Lender, through the Administrative Agent, may from time to time reasonably request.

Information required to be delivered pursuant to this Section shall be deemed to have been delivered if such information shall have been posted by the Administrative Agent on an Electronic System to which the Lenders have been granted access; provided that, if requested by the Administrative Agent or any Lender, the Company shall deliver a paper copy of such information to the Administrative Agent or such Lender. Information required to be delivered pursuant to this Section may also be delivered by Approved Electronic Communication.

SECTION 5.02. Preservation of Existence, Etc. Such Borrower will preserve and maintain, and will cause each of its subsidiaries to preserve and maintain, (a) its corporate,

company or partnership, as applicable, existence and (b) material rights (statutory and otherwise) and franchises, and take such other action as may be necessary or advisable to preserve and maintain its right to conduct its business in the states, provinces or other applicable jurisdictions where it shall be conducting its business, except (other than with respect to preservation of such existence of any Borrower) where failure to do so does not result in, or could not reasonably be expected to have, a Material Adverse Change and except as permitted by Section 6.03.

SECTION 5.03. Compliance with Laws. Such Borrower will comply, and will cause each of its subsidiaries to comply, with the requirements of all Applicable Laws, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent diligently contested in good faith and by appropriate proceedings and for which adequate reserves for the payment thereof have been established, the failure to comply with which would reasonably be expected to result in a Material Adverse Change.

SECTION 5.04. Use of Proceeds and Letters of Credit. Such Borrower will use the proceeds of the Loans and Letters of Credit solely for working capital requirements and other general corporate purposes of the Company and its subsidiaries, including the funding of one or more Acquisitions, and will not use any part of the proceeds of any Loan, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Federal Reserve Board, including Regulations T, U and X.

SECTION 5.05. Anti-Corruption Laws and Sanctions. (a) The Company will maintain in effect and enforce policies and procedures reasonably designed to promote and achieve compliance by the Company, its subsidiaries and its and their respective directors, officers, employees and agents with applicable Anti-Corruption Laws and applicable Sanctions.

(b) No Borrower will request any Borrowing or Letter of Credit, and no Borrower will use directly or, to the Company’s knowledge, indirectly, and the Company will procure that each of its subsidiaries and its or their respective directors, officers, employees and agents will not use directly or, to the Company’s knowledge, indirectly, the proceeds of any Borrowing or Letter of Credit (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in material violation of any applicable Anti-Corruption Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, except to the extent such activities, business or transaction would not be prohibited for a Person required to comply with Sanctions, or (iii) in any manner that would result in the violation of any applicable Sanctions by the Company, any subsidiary or any Lender.

(c) Notwithstanding the foregoing provisions of this Section, nothing herein shall require the Company or any of its subsidiaries which are organized or incorporated under the laws of Canada or any province or territory thereof (each, a “Canadian Party”), to take any action or refrain from taking any action, to the extent such provisions would otherwise contravene, or require any notification to the Attorney General of Canada under, the Foreign Extraterritorial Measures Act, by any such Canadian Party and this Section shall be limited and interpreted accordingly.

SECTION 5.06. Compliance with Swiss Ten Non-Bank Rule and Swiss Twenty Non-Bank Rule. Each Swiss Borrower shall comply with the Swiss Ten Non-Bank Rule and the Swiss Twenty Non-Bank Rule, provided that a Swiss Borrower shall not be in breach of this Section if its number of creditors in respect of either the Swiss Ten Non-Bank Rule or the Swiss Twenty Non-Bank Rule is exceeded solely by reason of (a) a failure by one or more Lenders or Issuing

Banks to comply with their obligations under Section 2.15(e), 10.04(b) or 10.04(i) or (b) one or more Lenders or Issuing Banks ceasing to qualify as Swiss Qualifying Banks for the purpose of this Agreement. For the purpose of determining compliance with this Section, the Swiss Borrowers shall be entitled to assume (i) the continuing accuracy of any representation and warranty made by a Lender or Issuing Bank to the Swiss Borrowers that such Lender is a Swiss Qualifying Bank and (ii) that no Lender or Issuing Bank has made any assignment, participation or other transfer to a non-Swiss Qualifying Bank except as permitted under this Agreement.

ARTICLE VI

Negative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each Borrower covenants and agrees that:

SECTION 6.01. Indebtedness. Such Borrower will not permit any of its subsidiaries (other than any Subsidiary Guarantor) to create or suffer to exist any Indebtedness other than Permitted Subsidiary Indebtedness.

SECTION 6.02. Liens; Guarantees. Such Borrower will not create or suffer to exist (except that clause (b) below shall not apply to any such guarantee by the Company), or permit any of its subsidiaries to create or suffer to exist, (a) any Lien other than a Permitted Lien, in each case to secure or provide for the payment of any Debt, unless, on or prior to the date thereof, such Borrower or the applicable subsidiary shall have, pursuant to documentation reasonably satisfactory to the Administrative Agent, equally and ratably secured the Obligations by a Lien acceptable to the Administrative Agent, or (b) any guarantee of any Debt for borrowed money of any Borrower (other than the Loans), without at the same time or as soon as reasonably practicable thereafter becoming a Subsidiary Guarantor pursuant to Section 10.20.

SECTION 6.03. Mergers, Etc. Such Borrower will not merge, amalgamate or consolidate, or permit any of its subsidiaries that is a Subsidiary Guarantor to merge, amalgamate or consolidate, with or into another Person, or dispose, or permit any of its subsidiaries to dispose, of (whether in one transaction or in a series of transactions) all or substantially all of the assets of the Company and its subsidiaries taken as a whole (whether now owned or hereafter acquired) to or in favor of any Person, or, in the case of any Borrower, liquidate or dissolve, except that (a) any subsidiary of the Company (other than a Borrower) may complete any such transaction with, into or to any other subsidiary of the Company that is not a Borrower, provided that in the case of any such merger, amalgamation or consolidation involving a Subsidiary Guarantor, the surviving or resulting entity shall be, or substantially concurrently therewith shall become pursuant to Section 10.20, a Subsidiary Guarantor, (b) any Borrower or any subsidiary of the Company that is not a Borrower may complete any such transaction with, into or to any Borrower, provided that (i) such Borrower is the surviving or resulting entity in any such merger, amalgamation or consolidation or is the transferee and (ii) if such transaction involves the Company, the Company is the surviving or resulting entity in any such merger, amalgamation or consolidation or is the transferee; provided, that in each case, immediately before and after giving effect to such transaction, no Event of Default shall have occurred and be continuing.

SECTION 6.04. Leverage Ratio. In the case of the Company, it will not permit the ratio (the “Leverage Ratio”) of Consolidated Total Debt at the end of any fiscal quarter of the

Company to Consolidated EBITDA for the period of four consecutive fiscal quarters ending at the end of such fiscal quarter to exceed 4.5 to 1.0; provided that in the event the Company or any subsidiary of the Company shall have consummated any Qualifying Material Acquisition, the Company may elect, by written notice delivered to the Administrative Agent within 30 days following the consummation of such Qualifying Material Acquisition (a “Leverage Increase Election”), to increase to 5.0 to 1.0 the maximum Leverage Ratio permitted at the end of the fiscal quarter during which such Qualifying Material Acquisition shall have occurred and each of the three immediately following fiscal quarters (the period during which any such increase in the maximum permitted Leverage Ratio shall be in effect being called a “Leverage Increase Period”). If a Leverage Increase Election shall have been made under this Section, the Company may not make another Leverage Increase Election unless, following the expiration of the prior Leverage Increase Period, the Leverage Ratio at the end of at least two consecutive full fiscal quarters of the Company shall not have exceeded 4.5 to 1.0. The Company may not make a Leverage Increase Election more than two times prior to the Maturity Date. For the avoidance of doubt, a Leverage Increase Election made after the end of a fiscal quarter, but within 30 days following the consummation during such fiscal quarter of a Qualifying Material Acquisition, will have retroactive effect as of the end of such fiscal quarter and, so long as the maximum permitted Leverage Ratio in effect following such Leverage Increase Election is not exceeded, will not result in the occurrence of a Default or Event of Default under this Section as of the end of such fiscal quarter.

ARTICLE VII

Events of Default

If any of the following events (“Events of Default”) shall occur:

(a) any Borrower shall fail to pay (i) within three Business Days after the same becomes due and payable, any amount of principal of any Loan or any reimbursement obligation in respect of any LC Disbursement, or (ii) within five Business Days after the same becomes due and payable, any interest, fees or any other amount payable under this Agreement or any other Loan Document; provided, that any failure described in this clause (a) resulting from a material disruption to the payment or communications systems or financial markets which are, in each case, required to operate in order for payments to be made by such Borrower hereunder and which is not caused by, and is beyond the control of, such Borrower shall not be deemed an Event of Default if such payment is made by the earlier of (x) the date one Business Day after such disruption shall have ceased or (y) the date three Business Days after the date on which such Event of Default would otherwise occur pursuant to clause (i) or (ii) above;

(b) any representation, warranty or certification made by or on behalf of any Loan Party (or any of its officers) in or in connection with this Agreement or any other Loan Document shall prove to have been incorrect in any material respect when made or deemed made;

(c) (i) any Borrower shall fail to perform or observe any term, covenant or agreement contained in Section 5.01(c), 5.02, 5.04, 5.05 or Article VI or (ii) any Loan Party shall fail to perform or observe any other term, covenant or agreement contained in this Agreement or any other Loan Document (other than obligations specifically set forth elsewhere in this Article VII) on its part to be performed or observed if the failure to perform or observe such other term, covenant or agreement shall remain unremedied for

30 days (to the extent such failure is remediable) after written notice thereof shall have been given to the Company by the Administrative Agent or any Lender;

(d) any Borrower or any Significant Subsidiary shall fail to pay any principal of or premium or interest on any Indebtedness (other than Indebtedness incurred under this Agreement) (including Hedge Agreements) thereof in the aggregate (for all such Persons) in excess of US$150,000,000 when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other event shall occur or condition shall exist under any agreement or instrument relating to any such Indebtedness and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate the maturity of such Indebtedness; or any such Indebtedness shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof;

(e) any Borrower or any Significant Subsidiary shall become insolvent or generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Borrower or any Significant Subsidiary seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, moratorium, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors (including any corporate law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it), including any plan of compromise, arrangement or other similar proceeding involving or affecting its creditors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), such proceeding shall remain undismissed or unstayed for a period of 60 days, any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur or any Borrower or any Significant Subsidiary shall consent to or acquiesce in any such proceeding; or any Borrower or any Significant Subsidiary shall take any corporate action to authorize any of the actions set forth above in this clause (e);

(f) any judgment or order for the payment of money in excess of US$150,000,000 (in the aggregate) shall be rendered against any Borrower or any Significant Subsidiary and shall remain unpaid by such Person and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, however, that any such judgment or order shall not be an Event of Default under this clause (f) if and for so long as (x) the amount of such judgment or order is covered by a valid and binding policy of insurance between the defendant and the insurer covering payment thereof and (y) such insurer, which shall be rated at least “A” by A.M. Best Company, has been notified of, and has not disputed the claim made for payment of, the amount of such judgment or order;

(g) the obligations of any Loan Party under this Agreement or any other Loan Document to which it is a party shall become invalid or unenforceable, or any Loan Party, or any court or governmental or regulatory body having jurisdiction over such Loan Party, shall so assert in writing or any Loan Party or any of its Affiliates shall contest in any manner the validity or enforceability thereof;

(h) one or more ERISA Events or Canadian Pension Events shall have occurred which individually or in the aggregate results in a liability in excess of US$150,000,000 against any Borrower or any Significant Subsidiary;

(i) (i) any Borrower or any Affiliate thereof as employer under a Multiemployer Plan shall have made a complete or partial withdrawal from such Multiemployer Plan and the plan sponsor of such Multiemployer Plan shall have notified such withdrawing employer that such employer has incurred a withdrawal liability which shall be assessed against any Borrower or any Significant Subsidiary (a “Withdrawal Liability”), or (ii) any Borrower or any Affiliate thereof ceases to participate as a participating employer under a Canadian Pension Plan which is a multi-employer pension plan (“MEPP”) as defined in the PBA and, after such cessation of participation, such employer has any further liability to contribute to such MEPP (a “MEPP Liability”) and the aggregate of the Withdrawal Liabilities and the MEPP Liabilities exceed US$150,000,000;

(j) the guarantee of the Company under Article IX hereof or, except as a result of the release thereof in accordance with Section 10.20, by any Subsidiary Guarantor under the Subsidiary Guarantee Agreement shall cease to be, or shall be asserted by any Loan Party not to be, a valid, binding and enforceable obligation of the Company or such Subsidiary Guarantor; or

(k) a Change in Control shall occur;

then, and in every such event (other than an event with respect to any Borrower described in clause (e) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may with the consent, and shall at the request, of the Required Lenders, by notice to the Company, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers; and in case of any event with respect to any Borrower described in clause (e) of this Article, the Commitments shall immediately and automatically terminate, the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall immediately and automatically become due and payable, and the obligation to Cash Collateralize pursuant to Section 2.04(i) shall immediately and automatically become effective, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers.

ARTICLE VIII

The Administrative Agent

SECTION 8.01. General. Each of the Lenders and Issuing Banks hereby irrevocably appoints the entity named as Administrative Agent in the heading of this Agreement and its successors and assigns to serve as administrative agent under the Loan Documents and authorizes the Administrative Agent to take such actions and to exercise such powers as are delegated to the Administrative Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto. Without limiting the foregoing, each Lender and each Issuing Bank hereby authorizes the Administrative Agent to execute and deliver, and to perform its obligations under, each of the Loan Documents to which the Administrative Agent is a party, and to exercise all rights, powers and remedies that the Administrative Agent may have under such Loan Documents.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender or an Issuing Bank as any other Lender or Issuing Bank and may exercise the same as though it were not the Administrative Agent, and such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Company or any of its subsidiaries as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders or the Issuing Banks.

The Administrative Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties), and each Lender and Issuing Bank agrees that it will not assert any claim against the Administrative Agent based on an alleged breach of fiduciary duty by the Administrative Agent in connection with the Loan Documents and/or the transactions contemplated thereby, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in the opinion of its internal or external counsel, could expose the Administrative Agent to liability, or be contrary to any Loan Document or Applicable Law, including any action that may be in violation of the automatic stay under any Applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors; provided, further, that the Administrative Agent may seek clarification or direction from the Required Lenders prior to the exercise of any such instructed action and may refrain from acting until such clarification or direction has been provided, and (c) except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its subsidiaries that is communicated to or obtained by it or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents) or in the absence of its own gross negligence or wilful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and nonappealable judgment). The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof (stating that it is a “notice of default”) is given to it by the Company, a Lender or an Issuing Bank, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items (which on their face purport to be such items) expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, amendment or extension of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank sufficiently in advance to the making of such Loan or the issuance, amendment or extension of such Letter of Credit. The Administrative Agent shall be deemed to have no knowledge of any Lender being a Restricted Lender unless and until the Administrative Agent shall have received the written notice from such Lender referred to in Section 1.08, and then only to as and to the extent specified in such notice, and any determination of whether the Required Lenders or any other requisite Lenders shall have provided any consent or direction in connection with this Agreement or any other Loan Document shall not be affected by any subsequent delivery to the Administrative Agent of any such written notice. Notwithstanding anything herein to the contrary, the Administrative Agent shall not be liable for, or be responsible for any claim, liability, loss, cost or expense suffered by the Borrowers, any other Loan Party, any Lender or any Issuing Bank as a result of, (A) any determination of the Revolving Credit Exposure, any of the component amounts thereof or any portion thereof attributable to each Lender or Issuing Bank, or any Exchange Rate or US Dollar Equivalent or (B) any determination that any Lender is a Defaulting Lender, or the effective date of such status, it being further understood and agreed that the Administrative Agent shall not have any obligation to determine whether any Lender is a Defaulting Lender.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person (whether or not such Person in fact meets the requirements set forth in this Agreement for being the signatory, sender or authenticator thereof). The Administrative Agent also may rely upon, and shall not incur any liability for relying upon, any statement made to it orally or by telephone and believed by it to be made by the proper Person (whether or not such Person in fact meets the requirements set forth in this Agreement for being the maker thereof), and may act upon any such statement prior to receipt of written confirmation thereof. The Administrative Agent may consult with legal counsel (who may be counsel for any Borrower), independent public accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by it. The Administrative Agent and any such sub-agent may perform any and all of their respective duties and exercise their respective rights and powers through their respective Related Parties. The exculpatory provisions of this Article and the provisions of Section 10.03 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facility provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

Subject to the terms of this Article, the Administrative Agent may resign at any time from its capacity as such. In connection with such resignation, the Administrative Agent shall give notice of its intent to resign to the Lenders, the Issuing Banks and the Company. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Company, to appoint a successor. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent or the Company may, on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent which shall be a bank that has, or with one or more Affiliates that have, offices in the City of New York, in Toronto and in London, or an Affiliate of any such bank, provided that in the case of any such appointment by the Administrative Agent, such successor is reasonably acceptable to the Company. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Company to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor. Notwithstanding the foregoing, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders, the Issuing Banks and the Company, whereupon, on the date of effectiveness of such resignation stated in such notice, (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (b) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that (i) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (ii) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall directly be given or made to each Lender and each Issuing Bank. After an Administrative Agent’s resignation hereunder, the provisions of this Article and Section 10.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent.

In case of the pendency of any proceeding with respect to any Loan Party under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan or any LC Disbursement shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Exposure and all other obligations under the Loan Documents that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim under Sections 2.10, 2.11, 2.13, 2.14, 2.15, 2.18 and 10.03) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender and each Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders or the Issuing Banks, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 10.03). Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the obligations or the rights of any Lender or Issuing Bank, or to vote in respect of the claim of any Lender or Issuing Bank in any such proceeding.

Each Lender and Issuing Bank acknowledges and agrees that (a) the Loan Documents set forth the terms of a commercial lending facility, (b) it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender or Issuing Bank, in each case in the ordinary course of business, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument (and each Lender and Issuing Bank agrees not to assert a claim in contravention of the foregoing), (c) it has, independently and without reliance upon the Administrative Agent, the Sustainability Structuring Agent, any Syndication Agent, any Documentation Agent, any Arranger or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender or Issuing Bank, and to make, acquire or hold Loans or other credit extensions hereunder and (d) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender or Issuing Bank, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities.

Each Lender, by delivering its signature page to this Agreement, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Restatement Effective Date that has been made available by the Administrative Agent to the Lenders.

Each Lender and Issuing Bank hereby agrees that (a) if the Administrative Agent notifies such Lender or Issuing Bank that the Administrative Agent has determined in its sole discretion that any funds received by such Lender or Issuing Bank from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender or such Issuing Bank (whether or not known to such Lender or Issuing Bank), and demands the return of such Payment (or a portion thereof), such Lender or Issuing Bank, as the case may be, shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender or Issuing Bank to the date such amount is repaid to the Administrative Agent, at (i) if denominated in US Dollars, the greater of (A) the NYFRB Rate and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) if denominated in any other currency, the greater of (x) the interest rate reasonable determined by the Administrative Agent to reflect its cost of funds for such amount (which determination shall be conclusive absent manifest error, it being understood that the Administrative Agent may, in its sole discretion, for such purpose deem its cost of funds to be equal to the Foreign Currency Overnight Rate), and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, and (b) to the extent permitted by applicable law, such Lender or Issuing Bank shall not assert, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender or Issuing Bank under this paragraph shall be conclusive, absent manifest error.

Each Lender and Issuing Bank hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (a) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (b) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender and Issuing Bank agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender or Issuing Bank, as the case may be, shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender or Issuing Bank to the date such amount is repaid to the Administrative Agent, at (i) if denominated in US Dollars, the greater of (A) the NYFRB Rate and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) if denominated in any other currency, the greater of (x) the interest rate reasonable determined by the Administrative Agent to reflect its cost of funds for such amount (which determination shall be conclusive absent manifest error, it being understood that the Administrative Agent may, in its sole discretion, for such purpose deem its cost of funds to be equal to the Foreign Currency Overnight Rate), and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

Each of the Borrowers hereby agrees (and each other Loan Party, by its execution of any Loan Document, shall be deemed to have agreed) that (a) in the event an erroneous Payment (or portion thereof) is not recovered from any Lender or Issuing Bank that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender or Issuing Bank, as the case may be, with respect to such amount and (b) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Company or any other Loan Party, except to the extent such erroneous Payment is, and solely with respect to the amount of such erroneous Payment that is, comprised of funds received by the Administrative Agent from the Company or any other Loan Party for the purpose of making a payment on the Obligations.

Each party’s obligations under the immediately preceding three paragraphs shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof).

Each Loan Party agrees that the Administrative Agent may, but shall not be obligated to, make any Communications available to the Lenders and the Issuing Banks by posting the Communications on the Electronic System.

Although the Electronic System and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Restatement Effective Date, a user ID/password authorization system) and the Electronic System is secured through a per-deal authorization method whereby each user may access the Electronic System only on a deal-by-deal basis, each of the Lenders, the Issuing Banks and the Borrowers acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Electronic System, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, the Issuing Banks and the Borrowers hereby approves distribution of the Communications through the Electronic System and understands and assumes the risks of such distribution.

THE ELECTRONIC SYSTEM AND THE COMMUNICATIONS ARE PROVIDED “AS IS” AND “AS AVAILABLE”. THE APPLICABLE PARTIES DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE ELECTRONIC SYSTEM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE ELECTRONIC SYSTEM AND THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE ELECTRONIC SYSTEM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT, ANY ARRANGER, ANY SYNDICATION AGENT, ANY DOCUMENTATION AGENT OR ANY OF THEIR RESPECTIVE RELATED PARTIES (COLLECTIVELY, THE “APPLICABLE PARTIES”) HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER, ANY ISSUING BANK OR ANY OTHER PERSON FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY

LOAN PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET OR THE ELECTRONIC SYSTEM.

Each of the Lenders, the Issuing Banks and the Borrowers agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Communications on the Electronic System in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.

Nothing herein shall prejudice the right of the Administrative Agent, any Lender or any Issuing Bank to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

The parties agree that none of the Arrangers or any Person named as a Syndication Agent or Documentation Agent on the cover page of this Agreement shall, in such capacities, have any duties or responsibilities under this Agreement or any other Loan Document and shall incur no liability hereunder or thereunder in such capacity, but all such Persons shall have the benefit of the indemnities provided for hereunder and thereunder.

SECTION 8.02. Certain ERISA Matters. (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Company or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”, in each case, with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-

14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

In addition, unless either (1) sub-clause (i) in the immediately preceding paragraph (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding paragraph (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Company or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

ARTICLE IX

Guarantee

In order to induce the Lenders and the Issuing Banks to extend credit to the other Borrowers hereunder, the Company hereby irrevocably and unconditionally guarantees, as a primary obligor and not merely as a surety, the payment when and as due of the Obligations of such other Borrowers. The Company further agrees that the due and punctual payment of such Obligations may be extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee hereunder notwithstanding any such extension or renewal of any such Obligation.

The Company waives presentment to, demand of payment from and protest to any other Borrower of any of the Obligations, and also waives notice of acceptance of its obligations and notice of protest for nonpayment. The obligations of the Company under this Article IX shall not be affected by (a) the failure of the Administrative Agent, any Lender or any Issuing Bank to assert any claim or demand or to enforce any right or remedy against any Loan Party under the provisions of this Agreement, any other Loan Document or otherwise, (b) any extension or renewal of any of the Obligations, (c) any rescission, waiver, amendment or modification of, or release from, any of the terms or provisions of this Agreement or any other Loan Document or agreement, (d) any default, failure or delay, wilful or otherwise, in the performance of any of the Obligations or (e) any other act, omission or delay to do any other act which may or might in any manner or to any extent vary the risk of the Company or otherwise operate as a discharge of a guarantor as a matter of law or equity or which would impair or eliminate any right of the Company to subrogation.

The Company further agrees that its agreement hereunder constitutes a guarantee of payment when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual or collection of any of the Obligations or operated as a discharge thereof) and not merely of collection, and waives any right to require that any resort be had by the Administrative Agent, any Lender or any Issuing Bank to any balance of any deposit account or credit on the books of the Administrative Agent, any Lender or any Issuing Bank in favor of any Borrower or any other Person.

The obligations of the Company hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full of all the Obligations), and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever, by reason of the invalidity, illegality or unenforceability of any of the Obligations, any impossibility in the performance of any of the Obligations or otherwise (other than for the indefeasible payment in full of all the Obligations).

The Company further agrees that its obligations hereunder shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligation is rescinded or must otherwise be restored by the Administrative Agent, any Lender or any Issuing Bank upon the bankruptcy or reorganization of any Borrower or otherwise.

In furtherance of the foregoing and not in limitation of any other right which the Administrative Agent, any Lender or any Issuing Bank may have at law or in equity against the Company by virtue hereof, upon the failure of any other Borrower to pay any Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, the Company hereby promises to and will, upon receipt of written demand by the Administrative Agent, any Lender or any Issuing Bank, forthwith pay, or cause to be paid, to the Administrative Agent, such Lender or such Issuing Bank, as the case may be, in cash an amount equal to the unpaid principal amount of such Obligations then due, together with accrued and unpaid interest thereon. The Company further agrees that if payment in respect of any Obligation shall be due in a currency other than US Dollars and/or at a place of payment other than New York and if, by reason of any change in law, disruption of currency or foreign exchange markets, war or civil disturbance or other event, payment of such Obligation in such currency or at such place of payment shall be impossible or, in the reasonable judgment of the Administrative Agent, any Lender or any Issuing Bank, not consistent with the protection of its rights or interests, then, at the election of the Administrative Agent, the Company shall make payment of such Obligation in US Dollars (based upon the applicable Exchange Rate in effect on the date of payment) and/or in New York, and shall indemnify the Administrative Agent, each Lender and each Issuing Bank against any losses or reasonable out-of-pocket expenses that it shall sustain as a result of such alternative payment.

Upon payment by the Company of any sums as provided above, all rights of the Company against any other Borrower arising as a result thereof by way of right of subrogation or otherwise shall in all respects be subordinated and junior in right of payment to the prior indefeasible payment in full of all the Obligations owed by such Borrower hereunder.

ARTICLE X

Miscellaneous

SECTION 10.01. Notices. (a) Except in the case of notices and other communications expressly permitted to be given by telephone or electronically under paragraph (b) of this Section, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or email as follows:

(i) if to the Company, to it at 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada, Attention of Chief Financial Officer (mike.eastwood@thomsonreuters.com), Treasurer (erin.c.brown@thomsonreuters.com) and Assistant Treasurer (Chad.MacLean@thomsonreuters.com) with a copy to the Company, Attention of General Counsel (legal@thomsonreuters.com);

(ii) if to any other Borrower, to it in care of the Company as provided in clause (i) above;

(iii) if to the Administrative Agent or to JPMorgan Chase Bank, N.A. in its capacity as an Issuing Bank, to JPMorgan Chase Bank, N.A., 500 Stanton Christiana Road, NCC5, Floor 1, Newark, DE 19713-2107, Attention of Nazir Zohaib (Telephone No. (312) 954-9582; Email: zohaib.nazir@chase.com), with a copy to JPMorgan Chase Bank, N.A., 500 Stanton Christiana Road, NCC5, Floor 1, Newark, DE 19713-2107, Attention of Yili Xu (Telephone No. (302) 634-7761; Email: yili.x.xu@chase.com); and

(iv) if to any other Issuing Bank or Lender, to it at its address (or email) set forth in its Administrative Questionnaire.

(b) Notices and other communications to the Lenders and Issuing Banks hereunder may, in addition to email, be delivered or furnished using Electronic Systems pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices under Article II to any Lender or Issuing Bank if such Lender or Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article using Electronic Systems. Any notices or other communications to the Administrative Agent or any Loan Party may, in addition to email, be delivered or furnished by other electronic communications pursuant to procedures approved by the recipient thereof prior thereto; provided that approval of such procedures may be limited or rescinded by any such Person by notice to each other such Person.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgement) and (ii) notices or communications posted to an Electronic System shall be deemed received upon the deemed receipt by the intended recipient, at its email address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c) Any party hereto may change its address, email or contact information for any other form of electronic communication permitted by paragraph (b) of this Section for notices and other communications hereunder by notice to the other parties hereto.

SECTION 10.02. Waivers; Amendments. (a) No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the execution and delivery of this Agreement, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank or any of their respective Affiliates may have had notice or knowledge of such Default at the time.

(b) Except as expressly provided in paragraph (c) of this Section, none of this Agreement, any Loan Document or any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Company and the Required Lenders or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders; provided that (i) any provision of this Agreement or any other Loan Document may be amended, supplemented or otherwise modified by an agreement in writing entered into by the Company and the Administrative Agent to cure any ambiguity, omission, defect or inconsistency so long as, in each case, the Lenders shall have received at least five Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment, supplement or other modification and (ii) no such agreement shall (A) increase the Commitment of any Lender, or change the currency in which Loans are available thereunder, without the written consent of such Lender, (B) reduce or forgive the principal amount of any Loan or payment obligation in respect of any LC Disbursement or reduce the rate of interest thereon (other than as a result of any waiver of any increase in the interest rate applicable to any Loan or LC Disbursement pursuant to Section 2.11(d)), or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (C) postpone the maturity of any Loan, or the required date of reimbursement of any LC Disbursement, or any date for the payment of any interest or fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (D) change Section 2.07(c) or Section 2.16(b) or 2.16(c) in a manner that would alter the ratable reduction of Commitments or the pro rata sharing of payments required thereby, without the written consent of each Lender, (E) change any of the provisions of this Section or the percentage set forth in the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or thereunder or make any determination or grant any consent hereunder or thereunder, without the written consent of each Lender, or (F) release the Company from its guarantee under Article IX hereof without the written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or any Issuing Bank without the prior written consent of the Administrative Agent or such Issuing Bank, as the case may be.

(c) Notwithstanding anything to the contrary in paragraph (b) of this Section:

(i) no consent with respect to any amendment, waiver or other modification of this Agreement or any other Loan Document shall be required of any Defaulting Lender,

except with respect to any amendment, waiver or other modification referred to in clause (A), (B) or (C) of the first proviso or in the second proviso of paragraph (b) of this Section;

(ii) any provision of this Agreement may be amended by an agreement in writing entered into by the Company, the Required Lenders and the Administrative Agent (and, if their rights or obligations are affected thereby, the Issuing Banks) if (x) by the terms of such agreement the Commitment of each Lender not consenting to the amendment provided for therein shall terminate upon the effectiveness of such amendment and (y) at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan made and all other amounts owing to it or accrued for its account under this Agreement;

(iii) the LC Commitment of any Issuing Bank may be reduced or increased by an agreement between such Issuing Bank and the Company (such increase or decrease to become effective upon the delivery of a notice thereof, executed by such Issuing Bank and the Company, to the Administrative Agent);

(iv) this Agreement may be amended in a manner provided in Sections 2.04(j), 2.04(k), 2.07(d), 2.07(e), 2.12(b) and 2.21; and

(v) this Agreement and the other Loan Documents may be amended in the manner provided in Section 2.19 and, in connection with any subsidiary becoming or ceasing to be a party hereto, this Agreement (including the Exhibits hereto) may be amended by an agreement in writing entered into by the Company and the Administrative Agent to provide for such technical modifications as they determine to be necessary or advisable in connection therewith.

(d) The Administrative Agent may, but shall have no obligation to, with the written consent of any Lender, execute amendments, waivers or other modifications on behalf of such Lender. Any amendment, waiver or other modification effected in accordance with this Section 10.02 shall be binding upon each Person that is at the time thereof a Lender and each Person that subsequently becomes a Lender.

SECTION 10.03. Expenses; Indemnity; Limitation of Liability. (a) The Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Arrangers and their Affiliates, including the reasonable fees, charges and disbursements of Cravath, Swaine & Moore LLP, McMillan LLP and Lenz & Staehelin, as counsel for the Administrative Agent, the Arrangers and their Affiliates, in connection with the structuring, arrangement and syndication of the credit facilities provided for herein, the preparation, execution, delivery and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Banks in connection with the issuance, amendment or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Arranger, any Issuing Bank or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent, such Arranger, such Issuing Bank or such Lender, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or the Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans, or Letters of Credit; provided, that the Borrowers shall have no obligation to pay fees, charges or disbursements of more than (x)

one firm of counsel acting for the Administrative Agent or any Arranger or Issuing Bank in each applicable jurisdiction and (y) one firm of counsel acting for the Lenders in each applicable jurisdiction; provided further that any amounts payable under this paragraph to any Lender that has defaulted in its obligation to fund Loans hereunder shall not be required to be paid until such default no longer exists.

(b) The Borrowers shall indemnify each Lender-Related Person (each such Person being called an “Indemnitee”), against, and hold each Indemnitee harmless from, any and all Liabilities and related expenses, including the reasonable fees, charges and disbursements of counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the structuring, arrangement and syndication of the credit facilities provided for herein, (ii) the preparation, execution, delivery and administration, waiver or modification of any Loan Document or any other agreement or instrument contemplated hereby, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (iii) any Loan or Letter of Credit or the use of the proceeds thereof (including any refusal by an Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit) or (iv) any actual or prospective claim, litigation, investigation, arbitration or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether initiated by any Borrower, Indemnitee or third party or whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such Liabilities or related expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or wilful misconduct of such Indemnitee or the breach or violation by such Indemnitee of its agreements hereunder; provided further that any amounts payable under this paragraph to any Lender that has defaulted in its obligation to fund Loans hereunder shall not be required to be paid until such default no longer exists. Notwithstanding the foregoing, the Borrowers shall have no obligation to pay fees, charges or disbursements for more than (i) one firm of counsel acting for the Administrative Agent, the Arrangers, the Issuing Banks and the Lenders and their respective Affiliates in each applicable jurisdiction and (ii) one firm of counsel acting for the Lenders and their respective Affiliates in each applicable jurisdiction; provided that an Indemnitee shall have the right to employ additional counsel (including local counsel), and the Borrowers shall bear the reasonable fees, charges and disbursements of such additional counsel, if (x) the employment of counsel by such Indemnitee has been authorized in writing by the Company, (y) such Indemnitee has reasonably concluded (based upon advice of counsel to such Indemnitee) that there may be legal defenses available to it that are different from or in addition to those available to any other Indemnitee or (z) such Indemnitee has reasonably concluded (based upon advice of counsel to such Indemnitee) that a conflict or potential conflict exists between such Indemnitee and any other Indemnitee.

(c) To the extent that any Borrower fails to pay any amount required to be paid by it to the Administrative Agent (or any sub-agent thereof) or any Issuing Bank, or any Related Party of any of the foregoing, under paragraph (a) or (b) of this Section (and without limiting such Borrower’s obligation to do so), each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), such Issuing Bank or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified Liabilities or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or such Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or any Issuing Bank in connection with such capacity. For purposes hereof, a Lender’s

“pro rata share” shall be determined based upon its share of the sum of the aggregate Revolving Credit Exposures and unused Commitments at the time.

(d) To the extent permitted by Applicable Law, the parties hereto shall not assert, and hereby waive, (i) any claim against any Lender-Related Person, on any theory of liability, for any Liabilities arising from the use by others of information or other materials (including any personal data) obtained through telecommunications, electronic or other information transmission systems (including the Electronic System and the Internet) (other than as determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or wilful misconduct of such Lender-Related Person or the breach or violation by such Lender-Related Person of its agreements hereunder) or (ii) any Liabilities against any Lender-Related Person, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(e) No Indemnitee shall have the right, without the indemnifying Borrower’s prior written consent (such consent not to be unreasonably withheld), to settle any claim that such Borrower has acknowledged to be subject to indemnification under this Section if such settlement (i) contains a stipulation to, or admission or acknowledgement of, any liability or wrongdoing on the part of such Borrower, (ii) involves the incurrence of any costs or expenses on the part of such Borrower or (iii) imposes any obligation upon such Borrower.

(f) All amounts due under this Section shall be payable promptly after written demand therefor.

SECTION 10.04. Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that (i) the Loan Parties may not assign or otherwise transfer any of their rights or obligations hereunder or under the other Loan Documents (other than, in the case of a Loan Party other than the Company, as a result of a merger, amalgamation or consolidation expressly permitted by Section 6.03) without the prior written consent of the Administrative Agent, each Lender and each Issuing Bank (and any attempted assignment or transfer by any Loan Party without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer any of its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section), the Arrangers, the Syndication Agents, the Documentation Agents and, to the extent expressly contemplated hereby, the sub-agents of the Administrative Agent and the Related Parties of the Administrative Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraphs (b)(ii) and paragraph (i) of this Section, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans and other amounts at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld, delayed or conditioned; for the avoidance of doubt, the consent is not deemed to be unreasonably withheld if a proposed assignment would result in a breach of the Swiss Ten Non-Bank Rule and/or the Swiss Twenty Non-Bank Rule) of:

(A) the Company; provided that the Company shall be deemed to have consented to an assignment of all or a portion of the Loans and Commitments unless it shall have objected thereto by written notice to the Administrative Agent within 10 Business Days after having received notice thereof; provided that no consent of the Company shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee; provided further that any such Affiliate of a Lender, any such Approved Fund or any such other assignee must represent in writing to such Lender and each Swiss Borrower that it is a Swiss Qualifying Bank unless the Company shall otherwise consent (such consent not to be unreasonably withheld, delayed or conditioned; for the avoidance of doubt, such consent will not be deemed to be unreasonably withheld if a proposed assignment would result in a breach of the Swiss Ten Non-Bank Rule and/or the Swiss Twenty Non-Bank Rule);

(B) the Administrative Agent; and

(C) each Issuing Bank.

(ii) Assignments shall be subject to the following additional conditions (as well as to paragraph (i) of this Section):

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, the amount of each Commitment of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than US$5,000,000 (or, if smaller, the entire remaining amount of any of the assigning Lender’s Commitment) unless each of the Company and the Administrative Agent otherwise consents; provided that no such consent of the Company shall be required if an Event of Default has occurred and is continuing; provided further that the Company shall be deemed to have consented unless it shall have objected thereto by written notice to the Administrative Agent within 10 Business Days after having received notice thereof;

(B) unless an Event of Default shall have occurred and be continuing and the Administrative Agent and the Required Lenders shall have otherwise agreed, each partial assignment of a Commitment and extensions of credit shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption (or an agreement incorporating by reference a form of Assignment and Assumption posted on the Electronic System), together with a processing and recordation fee of US$3,500;

(D) unless an Event of Default shall have occurred and be continuing, the assignor or the Administrative Agent shall, if the assignee is a Lender, an Affiliate of a Lender or an Approved Fund, give prior written notice to the Company of such assignment; and

(E) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent any tax forms required by Section 2.15(f) and an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain MNPI) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal, State, provincial, territorial and foreign securities laws.

(c) Subject to acceptance and recording thereof pursuant to paragraph (e) of this Section, from and after the effective date specified in each Assignment and Assumption (or an agreement incorporating by reference a form of Assignment and Assumption posted on the Electronic System) the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.11(i), 2.13, 2.14, 2.15, 2.18 and 10.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (f) of this Section.

(d) The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices in The City of New York a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amounts owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent, the Issuing Banks and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by any Borrower, any Issuing Bank or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(e) Upon its receipt of a duly completed Assignment and Assumption (or an agreement incorporating by reference a form of Assignment and Assumption posted on the Electronic System) executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire and any tax forms required under Section 2.15(f) (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.04(d), 2.04(e), 2.05(b), 2.16(d) or 10.03(c), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph. Following the effectiveness of any assignment, the Borrowers shall, if so requested, cause promissory notes reflecting such assignment to be issued to the assignee and, if applicable, to the assignor, upon cancellation of any existing promissory notes originally issued to the assignor.

(f) Subject to paragraph (i) of this Section, any Lender may, without the consent of the Company, the Administrative Agent, the Issuing Banks or any other Lender, sell participations to one or more Eligible Assignees (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and its Loans); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clause (ii) of the first proviso to Section 10.02(b) that affects such Participant. Subject to paragraph (g) of this Section, each Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.11(i), 2.13, 2.15 and 2.18 (subject to the requirements and limitations therein, including the requirements under Section 2.15(f), it being understood that the documentation required under Section 2.15(f) shall be delivered to the applicable Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.16(c) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant to which it has sold a participation and the principal amounts (and stated interest) of each such Participant’s interest in the Loans or other rights and obligations of such Lender under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any Loans or other rights and obligations under this Agreement) except to the extent that such disclosure is necessary to establish that such Loan or other right or obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as the Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(g) A Participant shall not be entitled to receive any greater payment under Section 2.11(i), 2.13, 2.15 or 2.18 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Company’s prior written consent. A Participant shall not be entitled to the benefits of Section 2.15 unless the Company is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.15(f) as though it were a Lender; provided that no Participant shall be entitled to any tax gross-up or tax indemnity payment or any increased interest payment under Section 2.11(i) in respect of any Swiss Withholding Tax resulting from a breach by such Participant of any representation, warranty or other undertaking made by it under Sections 2.15(d) and 2.15(e) or paragraph (i) of this Section.

(h) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(i) During the term that any Swiss Borrower is a Borrower under this Agreement, no Lender or Issuing Bank shall (x) without the explicit written consent of the Company (for the avoidance of doubt a deemed consent not being sufficient for such purpose), assign all or a portion of its rights or obligations under this Agreement to any Person other than a Person that represents in writing to such Lender or Issuing Bank and such Swiss Borrower that it is a Swiss Qualifying Bank or (y) enter into a Restricted Sub-Participation with any Person, it being understood, however, that participations and other transfers of Lenders’ rights or interests hereunder, to the extent they do not constitute Restricted Sub-Participations, shall be permitted so long as they are not prohibited by the other paragraphs of this Section 10.04; provided that this paragraph (i) shall not prevent a Lender or Issuing Bank from assigning, following an Event of Default which is continuing, pursuant to Section 10.04(b)(ii) Loans of Borrowers other than any Swiss Borrower.

SECTION 10.05. Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and the issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. Notwithstanding the foregoing or anything else to the contrary set forth in this Agreement or any other Loan Document, in the event that, in connection with the refinancing or repayment in full of the credit facilities provided for herein, an Issuing Bank shall have provided to the Administrative Agent a written consent to the release of the Lenders from their obligations hereunder with respect to any Letter of Credit issued by such Issuing Bank, then from and after such time such Letter of Credit shall cease to be a “Letter of Credit” outstanding hereunder for all purposes of this Agreement and the other Loan Documents (including for purposes of determining whether the Borrowers are required to comply with Articles V and VI hereof, but excluding Sections 2.11(i), 2.13, 2.14, 2.15, 2.18 and 10.03 hereof and any expense reimbursement or indemnity provisions set forth in any other Loan Document), and the Lenders shall be deemed to have no participations in such Letter of Credit, and no obligations with respect thereto, under Section 2.04(d) or 2.04(e). The provisions of Sections 2.11(i), 2.13, 2.14, 2.15, 2.18, 10.03 and 10.15 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans and the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 10.06. Counterparts; Integration; Effectiveness; Electronic Execution. (a) This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof (but do not supersede any provisions of any commitment letter or fee letter related to the credit facilities established hereby that do not by the terms of such document terminate upon the effectiveness of this Agreement, all of which provisions shall remain in full force and effect). Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent (or its counsel) shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(b) Delivery of an executed counterpart of a signature page (including any Electronic Signature) of this Agreement, any other Loan Document or any document, amendment, approval, consent, information, notice (including any notice delivered pursuant to Section 10.01), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) by emailed .pdf or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart hereof or thereof. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by emailed .pdf or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that nothing herein shall require the Administrative Agent to accept electronic signatures in any form or format without its prior written consent; provided further, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent, the Lenders and the Issuing Banks shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of any Loan Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (ii) upon the request of the Administrative Agent, any Lender or any Issuing Bank, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, each of the parties hereto hereby (A) agrees that, for all purposes, including in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Issuing Banks and the Loan Parties, Electronic Signatures transmitted by emailed pdf or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (B) agrees that each other party hereto may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (C) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document and/or any Ancillary Document based solely on the lack of paper original copies of this Agreement, such other Loan Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto, and (D) waives any claim against any other party hereto or any Related Party of any such Person for any Liabilities and expenses of any kind, on any theory of liability, arising solely from reliance by any party hereto on or use of Electronic Signatures and/or transmissions by emailed pdf or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities and expenses of any kind, on any theory of liability, arising as a result of the failure of any such Person to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

SECTION 10.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 10.08. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to setoff and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations (other than trade payables) at any time owing by such Lender, such Issuing Bank or any such Affiliate to or for the credit or the account of any Borrower against any of and all the obligations of such Borrower now or hereafter existing under this Agreement or any other Loan Document held by such Lender or such Issuing Bank, irrespective of whether or not such Lender, Issuing Bank or Affiliate shall have made any demand under this Agreement and although such obligations are owed to a branch office or Affiliate of such Lender or such Issuing Bank different from the branch office or Affiliate holding such deposit or obligated on such indebtedness. The rights of each Lender, each Issuing Bank and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such Issuing Bank or their respective Affiliates may have. Each Lender and Issuing Bank agrees to notify the Company and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

SECTION 10.09. Governing Law; Jurisdiction; Consent to Service of Process. (a) This Agreement and any claims, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement and the transactions contemplated hereby and thereby shall be construed in accordance with and governed by the law of the State of New York.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the Borrowers hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding shall be heard and determined exclusively in such Federal court or, if such court lacks subject matter jurisdiction, such New York State court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, subject to exequatur proceedings to the extent required by Applicable Law. Nothing in this Agreement or any other Loan Document shall (i) affect any right that the Administrative Agent, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Borrower or its properties in the courts of any jurisdiction, (ii) waive any statutory, regulatory, common law, or other rule, doctrine, legal restriction, provision or the like providing for the treatment of bank branches, bank agencies, or other bank offices as if they were separate juridical entities for certain purposes, including Uniform Commercial Code Sections 4-106, 4-A-105(1)(b), and 5-116(b), UCP 600 Article 3 and ISP98 Rule 2.02, and URDG 758 Article 3(a), or (iii) affect which courts have or do not have personal jurisdiction over the issuing bank or beneficiary of any Letter of Credit or any advising bank, nominated bank or assignee of proceeds thereunder or proper venue with respect to any litigation arising out of or relating to such Letter of Credit with, or affecting the rights of, any Person not a party to this Agreement, whether or not such Letter of Credit contains its own jurisdiction submission clause.

(c) Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement other than the Loan Parties irrevocably consents to service of process in the manner provided for notices in Section 10.01. The Loan Parties irrevocably consent to service of process in the manner provided for notices in Section 10.01, except that the address to be used for purposes thereof shall be 3 Times Square, New York, New York, Attention of Chief Financial Officer (mike.eastwood@thomsonreuters.com), Treasurer (erin.c.brown@thomsonreuters.com) and Assistant Treasurer (Chad.MacLean@thomsonreuters.com) with a copy to the Company, Attention of General Counsel (legal@thomsonreuters.com); provided that if the Company ever ceases to maintain such office in the Borough of Manhattan, each of the Loan Parties shall designate and appoint any wholly owned subsidiary of the Company that maintains an office in the Borough of Manhattan as its agent to receive on its behalf service of process by providing notice to the Administrative Agent pursuant to Section 10.01(c). If neither the Company nor any of its wholly owned subsidiaries maintains an office in the Borough of Manhattan, then each of the Loan Parties shall provide notice thereof to the Administrative Agent, and hereby designate and appoint Torys LLP, 1114 Avenue of the Americas, 23rd Floor, New York, New York 10036, or any other address in the State of New York communicated by Torys LLP to the Administrative Agent, as its agent to receive on its behalf service of process. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(e) In the event any Borrower or any of its assets has or hereafter acquires, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Agreement, any immunity from jurisdiction, legal proceedings, attachment (whether before or after judgment), execution, judgment or setoff, such Borrower hereby irrevocably agrees not to claim and hereby irrevocably and unconditionally waives such immunity.

SECTION 10.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES

HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 10.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 10.12. Confidentiality; Non-Public Information. (a) The Administrative Agent, each Issuing Bank and each Lender agrees to maintain the confidentiality of the Information (as defined below), and will not use the Information for any purpose or in any manner except in connection with this Agreement or other services provided by it or its Affiliates to the Company or its Affiliates, except that Information may be disclosed (a) to its Affiliates and its and its Affiliates’ Related Parties and accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential or shall be subject to a professional or employment obligation of confidentiality), (b) to the extent requested by any Governmental Authority (including any self-regulatory authority) (it being understood that, other than in the case of any disclosure to a regulator or examiner during a routine examination that does not reference or is not targeted at the Company or its Affiliates, the Administrative Agent, such Issuing Bank or such Lender, as the case may be, will to the extent reasonably practicable and lawful provide the Company with an opportunity to request confidential treatment from such authority), (c) to the extent required by Applicable Law or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) to the extent necessary to prosecute or defend any claim, in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions at least as restrictive as those of this Section, to (i) any assignee of or Participant (or its advisors) in, or any prospective assignee of or Participant (or its advisors) in, any of its rights or obligations under this Agreement, (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Company or any subsidiary and its obligations or (iii) any actual or prospective credit insurance provider (or its advisors), (g) on a confidential basis to (i) any rating agency in connection with rating the Company or its subsidiaries or the credit facility provided for herein or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of identification numbers with respect to the credit facility provided for herein, (h) with the written consent of the Company, (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or any other confidentiality agreement to which it is party with the Company or any of its subsidiaries or (ii) becomes available to the Administrative Agent, such Issuing Bank or such Lender on a nonconfidential basis from a source other than the Company, and (j) to market data collectors, similar service providers, including league table providers, to the lending industry, in each case, limited to information of the type routinely provided to such providers. For the purposes of this Section, “Information” means all confidential information received from the Company or its subsidiaries relating to the Company or its subsidiaries, other than any such information that is available to the Administrative Agent, any Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by the Company. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(b) Each Lender acknowledges that Information furnished to it pursuant to this Agreement may include MNPI and confirms that it has developed compliance procedures regarding the use of MNPI and that it will handle MNPI in accordance with such procedures and Applicable Law, including Federal, State, provincial, territorial and foreign securities laws.

(c) All Information, including requests for waivers and amendments, furnished by any Loan Party or the Administrative Agent pursuant to, or in the course of administering, this Agreement will be syndicate-level information, which may contain MNPI. Accordingly, each Lender represents to the Company and the Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain MNPI in accordance with its compliance procedures and Applicable Law, including Federal, State, provincial, territorial and foreign securities laws.

SECTION 10.13. Certain Notices. Each Lender hereby notifies each of the Loan Parties that pursuant to the requirements of the USA Patriot Act and/or the Beneficial Ownership Regulation and other applicable anti-money laundering, anti-terrorist financing and “know your client” laws and regulations in each relevant jurisdiction (collectively, “AML Laws”), it is required to obtain, verify and record information that identifies each of the Loan Parties, which information includes the names and addresses of each of the Loan Parties and other information that will allow such Lender to identify each of the Loan Parties in accordance with the USA Patriot Act and the Beneficial Ownership Regulation and other applicable AML Laws.

SECTION 10.14. No Fiduciary Duty. Each of the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders and their respective Affiliates may be providing financing or other services to other Persons that have or may in the future have interests conflicting with the interests of the Loan Parties and their respective Related Parties. Each Borrower agrees that in connection with all aspects of the Transactions and any communications in connection therewith, the Borrowers and their Affiliates, on the one hand, and the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders and their Affiliates, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders or their Affiliates, and no such duty will be deemed to have arisen in connection with any such Transactions or communications. To the fullest extent permitted by law, the Borrowers hereby agree not to assert any claims against any of the Administrative Agent, the Arrangers, the Lenders or the Issuing Banks or their respective Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

SECTION 10.15. Conversion of Currencies. (a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b) The obligations of each party hereto in respect of any sum due to any other party hereto or any holder of the obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of each party hereto contained in this Section shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

SECTION 10.16. Restricted Obligations Applicable to each Swiss Borrower. (a) If and to the extent that a payment fulfilling Obligations under this Agreement by any Swiss Borrower would, at the time such payment is due, under Swiss law and practice (inter alia, prohibiting capital repayments or restricting profit distributions) not be permitted, in particular if and to the extent such Swiss Borrower guarantees or indemnifies obligations other than obligations of one of its wholly owned subsidiaries (i.e., obligations of its direct or indirect parent companies (up-stream guarantees) or sister companies (cross-stream guarantees)) (“Restricted Obligations”), then such obligations and payment amount shall from time to time be limited to the amount permitted to be paid; provided that such limited amount shall at no time be less than such Swiss Borrower’s profits and reserves available for distribution as dividends at the time or times payment under this Agreement is requested from such Swiss Borrower; and provided further that such limitation (as it may apply from time to time or not) shall not (generally or definitively) free such Swiss Borrower from payment obligations hereunder in excess thereof, but merely postpone the payment date therefor until such times as payment is again permitted notwithstanding such limitation. Any and all indemnities and guarantees contained in this Agreement, including under Sections 2.15(a) and 10.03(b), shall be construed in a manner consistent with this Section.

(b) In respect of its Restricted Obligations, each Swiss Borrower shall:

(i) if and to the extent required by applicable law in force at the relevant time:

(A) subject to any applicable double taxation treaty, deduct Swiss Withholding Tax at the rate of 35% (or such other rate as shall be in force from time to time) from any payment made by it in respect of Restricted Obligations; and

(B) pay any such deduction to the Swiss Federal Tax Administration;

(ii) notify (or procure that the Company notifies) the Administrative Agent that such a deduction has been made and provide the Administrative Agent with evidence that such a deduction has been paid to the Swiss Federal Tax Administration, all in accordance with Section 2.15(a); and

(iii) to the extent such a deduction is made, not be obliged to either gross-up in accordance with Section 2.15(a) or indemnify the Administrative Agent or the relevant Lenders or Issuing Banks in accordance with Section 2.15(a) in relation to any such payment made by it in respect of Restricted Obligations unless grossing-up is permitted under the laws of Switzerland then in force. For the avoidance of doubt, payment obligations of any Swiss Borrower pursuant to this clause (iii) qualify as Restricted Obligations.

(c) If and to the extent requested by the Administrative Agent and if and to the extent this is from time to time required under Swiss law (restricting profit distributions), in order to allow the Administrative Agent (and the Lenders and Issuing Banks) to obtain a maximum benefit from any Swiss Borrower under this Agreement, each Swiss Borrower shall, and any parent company of such Swiss Borrower being a party to this Agreement shall procure that such Swiss Borrower will, promptly implement all such measures and/or promptly procure the fulfillment of all prerequisites allowing it to promptly make the (requested) payment(s) hereunder from time to time, including the following:

(i) preparation of an up-to-date audited statement of financial position of such Swiss Borrower;

(ii) confirmation of the auditors of such Swiss Borrower that the relevant amount represents (the maximum of) freely distributable profits;

(iii) approval by a shareholders’ meeting of such Swiss Borrower of the (resulting) profit distribution; and

all such other measures necessary or useful to allow such Swiss Borrower to make the payments and perform the obligations agreed hereunder with a minimum of limitations.

SECTION 10.17. Existing Credit Agreement. (a) Each of the Lenders party hereto that is a “Lender” under the Existing Credit Agreement hereby waives any advance notice of any termination or reduction of “Commitments” and prepayment of “Loans” (in each case as defined in the Existing Credit Agreement) under the Existing Credit Agreement.

(b) Effective as of the Restatement Effective Date, the Existing Credit Agreement is hereby amended and restated in its entirety to be in the form hereof. The amendment and restatement of the Existing Credit Agreement hereby shall not be construed to discharge or otherwise affect any “Obligations” (as defined in the Existing Credit Agreement) of the Loan Parties accrued or otherwise owing under the Existing Credit Agreement that have not been paid, it being understood that such “Obligations” (as defined in the Existing Credit Agreement) shall continue as Obligations hereunder. Without limiting the generality of the foregoing, this Agreement is not intended to constitute a novation of the Existing Credit Agreement.

(c) On and as of the Restatement Effective Date, (i) the “Commitment” of each “Lender” (as defined in the Existing Credit Agreement) that is not a Lender party to this Agreement shall terminate, and such “Lender” shall cease to be a Lender hereunder for all purposes, provided that such “Lender” shall continue to be entitled to the benefits of Sections 2.11(i), 2.13, 2.14, 2.15, 2.18 and 10.03, and (ii) the remaining “Commitments” (as defined in the Existing Credit Agreement) under the Existing Credit Agreement shall be adjusted as necessary such that, on and as of the Restatement Effective Date, the Commitments hereunder shall be as set forth on Schedule 2.01.

SECTION 10.18. Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan (other than a Loan to a Canadian Borrower), together with all fees, charges and other amounts that are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the NYFRB Rate to the date of repayment, shall have been received by such Lender.

SECTION 10.19. Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among or between any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable, (i) a reduction in full or in part or cancelation of any such liability, (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document or (iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

SECTION 10.20. Subsidiary Guarantees. The Company may (but is not required to) cause any of its subsidiaries organized under the laws of the United States of America, any State thereof or the District of Columbia to become a Subsidiary Guarantor. If the Company elects to cause any of its subsidiaries to become a Subsidiary Guarantor as set forth above, or any subsidiary is required to become a Subsidiary Guarantor pursuant to Section 6.02, then the Company and such subsidiary shall execute and deliver to the Administrative Agent a counterpart of the Subsidiary Guarantee Agreement (or, after the initial execution thereof, such subsidiary shall execute and deliver to the Administrative Agent a counterpart of the supplement in the form specified in the Subsidiary Guarantee Agreement), together with such evidence of authority, secretary’s certificates and opinions as the Administrative Agent may reasonably request. So long as no Default has occurred and is continuing (or would result from such release), (a) if all of the Capital Stock of a Subsidiary Guarantor that is owned by the Company and its subsidiaries is sold or otherwise disposed of in a transaction or transactions permitted by this Agreement and as a result of such disposition such Person is no longer a subsidiary of the Company or (b) in the event that, immediately after giving effect to the release of any Subsidiary Guarantor from its guarantee under the Subsidiary Guarantee Agreement, all of the Indebtedness of the subsidiaries of the Company that are not Subsidiary Guarantors would be permitted under Section 6.01, then, in each case, promptly following the Company’s request, the Administrative Agent shall execute a release of such Subsidiary Guarantor from its guarantee under the Subsidiary Guarantee Agreement; provided that in the event such Subsidiary Guarantor shall have provided a guarantee of any Debt for borrowed money of any Borrower (other than the Loans), such Subsidiary Guarantor shall have been, or substantially concurrently with such release shall be, released from its guarantee of such Debt for borrowed money. In connection with an execution by the Administrative Agent of any such release, upon request of the Administrative Agent the Company shall deliver a certificate of a Financial Officer of the Company as to the satisfaction of the requirements to such release set forth in the immediately preceding sentence. Any execution and delivery of any release documents by the Administrative Agent pursuant to this Section shall be without recourse or warranty by the Administrative Agent.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THOMSON REUTERS CORPORATION,

by	/s/ Michael Eastwood
Name: Michael Eastwood
Title: Chief Financial Officer

THOMSON REUTERS FINANCE S.A.,

by	/s/ Abigail Ramseyer
Name: Abigail Ramseyer
Title: Director

/s/ Camilla Nunn
Name: Camilla Nunn
Title: Director

THOMSON REUTERS ENTERPRISE CENTRE GMBH,

by	/s/ Kirsty Roth
Name: Kirsty Roth
Title: Managing Director

/s/ David Larson
Name: David Larson
Title: Managing Director

JPMORGAN CHASE BANK, N.A., individually and as Administrative Agent and an Issuing Bank,

by	/s/ Zachary Quan
Name: Zachary Quan
Title: Vice President

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

Name of Institution:

Bank of Montreal

by	/s/ Deep Gill
Name: Deep Gill
Title: Director, Corporate Banking

For any Institution requiring a second signature line:

by
Name:
Title:

  Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

CITIBANK, N.A.

by	/s/ Michael Vondriska
Name: Michael Vondriska
Title: Vice President

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

Name of Institution:

ROYAL BANK OF CANADA

by	/s/ Chris Cowan
Name: Chris Cowan
Title: Authorized Signatory

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

Name of Institution:

The Toronto-Dominion Bank

by	/s/ Hassan Abbas
Name: Hassan Abbas
Title: Director

For any Institution requiring a second signature line:

by	/s/ Andrew Rytel
Name: Andrew Rytel
Title: Director

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

Name of Institution:

BANK OF AMERICA N.A.

by	/s/ Dylan Honza
Name: Dylan Honza
Title: Vice President

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

Name of Institution:

BARCLAYS BANK PLC

by	/s/ Sean Duggan
Name: Sean Duggan
Title: Director

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

Name of Institution:

GOLDMAN SACHS BANK USA

by	/s/ Rebecca Kratz
Name: Rebecca Kratz
Title: Authorized Signatory

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

Name of Institution:

MIZUHO BANK, LTD.

by	/s/ John Davies
Name: John Davies
Title: Authorized Signatory

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

MORGAN STANLEY BANK, N.A.

by	/s/ Michael King
Name: Michael King
Title: Authorized Signatory

Signature Page to

Amended and Restated Credit Agreement of

Thomson Reuters Corporation

Name of Institution:

STANDARD CHARTERED BANK

by	/s/ Kristopher Tracy
Name: Kristopher Tracy
Title: Director, Financing Solutions

Schedule 2.01

Commitments

Lender	Lending Office	Commitment
JPMorgan Chase Bank, N.A.	500 Stanton Christina Rd., Newark, DE 19713	$220,000,000
Bank of Montreal	100 King Street West 5th Floor Toronto, ON, M5X 1H3	$220,000,000
Citibank, N.A.	One Penns Way OPS II, Floor 2 New Castle, DE 19720	$220,000,000
Royal Bank of Canada	200 Bay Street, 4th Floor, South Tower, Toronto, ON M5J 2W7	$220,000,000
The Toronto-Dominion Bank	66 Wellington Street West, 9th floor, Toronto, ON M5K 1A2	$220,000,000
Bank of America, N.A.	101 N. Tryon Street Charlotte, NC 28255	$150,000,000
Barclays Bank PLC	745 7th Avenue New York, NY 10019	$150,000,000
Goldman Sachs Bank USA	200 West Street New York, NY 10282	$150,000,000
Mizuho Bank, Ltd.	1800 Plaza Ten, Harborside Financial Ctr., Jersey City, NJ 07311	$150,000,000
Morgan Stanley Bank, N.A.	One Utah Center 201 South Main Street Salt Lake City, Utah 84111	$150,000,000
Standard Chartered Bank	1 Basinghall Avenue London EC2V 5DD	$150,000,000

Total		$2,000,000,000

Schedule 2.04A

LC Commitments

Issuing Bank	LC Commitment

JPMorgan Chase Bank, N.A.

$18,000,000 (or such greater amount, but not in excess of $36,000,000, as JPMorgan Chase Bank, N.A. may, in its sole discretion, agree from time to time to be its LC Commitment, it being understood and agreed that, notwithstanding anything to the contrary in the Loan Documents, JPMorgan Chase Bank, N.A. shall not be obligated (but in its sole discretion may) issue, amend or extend Letters of Credit if, after giving effect thereto, the LC Exposure attributable to Letters of Credit issued by it would exceed $18,000,000)

Royal Bank of Canada

$18,000,000 (or such greater amount, but not in excess of $36,000,000, as Royal Bank of Canada may, in its sole discretion, agree from time to time to be its LC Commitment, it being understood and agreed that, notwithstanding anything to the contrary in the Loan Documents, Royal Bank of Canada shall not be obligated (but in its sole discretion may) issue, amend or extend Letters of Credit if, after giving effect thereto, the LC Exposure attributable to Letters of Credit issued by it would exceed $18,000,000)

Citibank, N.A.

$18,000,000 (or such greater amount, but not in excess of $36,000,000, as Citibank, N.A. may, in its sole discretion, agree from time to time to be its LC Commitment, it being understood and agreed that, notwithstanding anything to the contrary in the Loan Documents, Citibank, N.A. shall not be obligated (but in its sole discretion may) issue, amend or extend Letters of Credit if, after giving effect thereto, the LC Exposure attributable to Letters of Credit issued by it would exceed $18,000,000)

LC Commitments

Issuing Bank	LC Commitment

The Toronto-Dominion Bank

$18,000,000 (or such greater amount, but not in excess of $36,000,000, as The Toronto-Dominion Bank may, in its sole discretion, agree from time to time to be its LC Commitment, it being understood and agreed that, notwithstanding anything to the contrary in the Loan Documents, The Toronto-Dominion Bank shall not be obligated (but in its sole discretion may) issue, amend or extend Letters of Credit if, after giving effect thereto, the LC Exposure attributable to Letters of Credit issued by it would exceed $18,000,000)

Bank of Montreal

$18,000,000 (or such greater amount, but not in excess of $36,000,000, as Bank of Montreal may, in its sole discretion, agree from time to time to be its LC Commitment, it being understood and agreed that, notwithstanding anything to the contrary in the Loan Documents, Bank of Montreal shall not be obligated (but in its sole discretion may) issue, amend or extend Letters of Credit if, after giving effect thereto, the LC Exposure attributable to Letters of Credit issued by it would exceed $18,000,000)

Schedule 2.04B

LC#	Amount	Currency	Issued	Expires	Beneficiary	Issuing Bank

BMCH103165OS	3,743,464.00	USD	13-Dec-19	25-May-23	Pacific Employers Insurance Company and/or ACE American Insurance Company	Bank of Montreal

TFTS-819387	120,000.00	USD	13-Dec-2019	31-Jul-23	Ace American Insurance Company	JPMorgan Chase Bank, N.A.

EXHIBIT A

Form of Assignment and Assumption

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [NAME OF ASSIGNOR] (the “Assignor”) and [NAME OF ASSIGNEE] (the “Assignee”). Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement identified below (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, (a) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the credit facility provided for under the Credit Agreement (including any Letters of Credit included in, and any guarantees made pursuant to, such credit facility) and (b) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:	_____________________________________

2.	Assignee:	_____________________________________

[and is [an [Affiliate]/[Approved Fund] of [identify Lender]]1]

3.	Company:	Thomson Reuters Corporation

4.	Borrowers:	The Company, Thomson Reuters Enterprise Centre GmbH, Thomson Reuters Finance S.A. and the other Borrowers from time to time.

5.	Administrative Agent:	JPMorgan Chase Bank, N.A.

6.	Credit Agreement:

The Amended and Restated Credit Agreement dated as of November 7, 2022, among Thomson Reuters Corporation, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

[1]	Select as applicable.

Form of Assignment and Assumption

7.	Assigned Interest:

	Aggregate Amount of Commitments/Loans of all Lenders			Amount of Commitments/Loans Assigned	Percentage Assigned of Aggregate Amount of Commitments/Loans of all Lenders[2]
Commitments/Loans	US$	[	•]	US$	%

[8.	DTTP Treaty Passport Scheme:

The Assignee confirms that it holds a passport under the HM Revenue & Customs’ DT Treaty Passport scheme (reference number [•]) and is tax resident in [•], so that interest payable to it by the UK Borrowers is generally subject to full exemption from U.K. withholding tax, and requests that the Administrative Agent notify:

(a) each UK Borrower that is a Borrower under the Credit Agreement as at the Effective Date; and

(b) each UK Borrower that becomes a Borrower under the Credit Agreement after the Effective Date, that it wishes that scheme to apply to the Credit Agreement.][3]

Effective Date:  _____________ ___, 20__ [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the Administrative Agent a completed Administrative Questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain MNPI) will be made available and who may receive such information in accordance with the Assignee’s compliance procedures and applicable laws, including Federal, state, provincial, territorial and foreign securities laws.

[2]	Set forth, to at least nine decimals.
[3]

Include in the case of assignments of any Loans or Commitments made or available to a UK Borrower, if the Assignee holds a passport under the HMRC DT Treaty Passport scheme and wishes that scheme to apply to the Credit Agreement. Include DTTP scheme reference number and the Assignee’s jurisdiction of tax residence.

Form of Assignment and Assumption

The terms set forth in this Assignment and Assumption are hereby agreed to by:

[NAME OF ASSIGNOR], as Assignor,

by
Name:
Title:

[NAME OF ASSIGNEE], as Assignee,

by
Name:
Title:

Consented to and Accepted:

JPMORGAN CHASE BANK, N.A., as Administrative Agent,

by
Name:
Title:

Consented to:

[NAME OF ISSUING BANK], as an Issuing Bank,

by
Name:
Title:

Form of Assignment and Assumption

[Consented to:

THOMSON REUTERS CORPORATION,

by
Name:
Title:][4]

[4]	To be added only if the consent of the Company is required by Section 10.04(b) of the Credit Agreement.

Form of Assignment and Assumption

ANNEX 1

to Form of Assignment and Assumption

Thomson Reuters Corporation Credit Agreement

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, other than its representations and warranties set forth herein, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any guarantee thereunder, (iii) the financial condition of the Borrowers, any of their subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document, (iv) any requirements under applicable law for the Assignee to become a lender under the Credit Agreement or to change interest at the rate set forth therein from time to time or (v) the performance or observance by the Borrowers, any of their subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) as of the Effective Date, it is [not] a Swiss Qualifying Bank, (v) it has received and/or had the opportunity to review a copy of the Credit Agreement to the extent it has in its sole discretion deemed necessary, together with copies of the most recent financial statements delivered pursuant to Section 5.01(a) or 5.01(b) thereof, as applicable, and such other documents and information as it has in its sole discretion deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent, any Arranger, any Issuing Bank or any Lender, or any of the Related Parties of any of the foregoing, and (vi) attached to this Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee and (b) agrees that it will (i) independently and without reliance on the Administrative Agent, any Arranger, any Issuing Bank, the Assignor or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, each of which shall constitute an original and all of which

Form of Assignment and Assumption

when taken together shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by email or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this Assignment and Assumption and the provisions of Section 10.06 of the Credit Agreement are herein incorporated by reference, mutatis mutandis. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the State of New York.

Form of Assignment and Assumption

EXHIBIT B-1

Form of Borrower Joinder Agreement

BORROWER JOINDER AGREEMENT dated as of [•] (this “Agreement”), among THOMSON REUTERS CORPORATION, an Ontario corporation (the “Company”); [NAME OF NEW SUBSIDIARY BORROWER], a [jurisdiction] [organizational form] (the “New Borrower”); and JPMORGAN CHASE BANK, N.A., as Administrative Agent (the “Administrative Agent”).

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and the Administrative Agent. Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

Under the Credit Agreement, the Lenders and the Issuing Banks have agreed, upon the terms and subject to the conditions set forth therein, to make Loans to, and issue Letters of Credit for the account of, the Borrowers, and the Company and the New Borrower desire that the New Borrower become a “Borrower” under the Credit Agreement. Each of the Company and the New Borrower represents and warrants that the representations and warranties in the Credit Agreement relating to the New Borrower and this Agreement are true and correct in all material respects on and as of the date hereof. The Company agrees that the guarantee of the Company contained in the Credit Agreement will apply to the Obligations of the New Borrower.

Upon execution and delivery of this Agreement (and of any other documents reasonably requested by the Administrative Agent) by each of the Company, the New Borrower and the Administrative Agent and the satisfaction of the other conditions set forth in Section 2.19 of the Credit Agreement, the New Borrower shall become a party to the Credit Agreement and a “Borrower” for all purposes thereof.

The New Borrower hereby agrees to be bound by all provisions of the Credit Agreement.

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

B-1-1

Form of Borrower Joinder Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THOMSON REUTERS CORPORATION,

by
Name:
Title:

[NAME OF NEW BORROWER],

by
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Administrative Agent,

by
Name:
Title:

B-1-2

Form of Borrower Joinder Agreement

EXHIBIT B-2

Form of Borrower Termination Agreement

JPMorgan Chase Bank, N.A.,

    as Administrative Agent under the Credit Agreement referred to below,

500 Stanton Christiana Road

NCC5, Floor 1

Newark, DE 19713-2107

Attention: Nazir Zohaib

Telephone: (312) 954-9582

Email: zohaib.nazir@chase.com

with a copy to

JPMorgan Chase Bank, N.A.

500 Stanton Christiana Road

NCC5, Floor 1,

Newark, DE 19713-2107

Attention: Yili Xu Telephone: (302) 634-7761

Email: yili.x.xu@chase.com

[DATE]

Borrower Termination Agreement

Ladies and Gentlemen:

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”), the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and the Administrative Agent. Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

The Company hereby terminates the status of [NAME OF TERMINATED BORROWER] (the “Terminated Borrower”) as a “Borrower” under the Credit Agreement. [The Company represents and warrants that all Loans made to the Terminated Borrower have been repaid, all Letters of Credit issued for the account of the Terminated Borrower have been drawn in full or have expired or have been cash collateralized, terminated or otherwise provided for to the satisfaction of the applicable Issuing Bank and all amounts payable by the Terminated Borrower in respect of LC Disbursements, interest and/or fees (and, to the extent notified by the Administrative Agent or any Lender, any other amounts payable under the Credit Agreement by the Terminated Borrower) have been paid in full on or prior to the date hereof.][The Company and the Terminated Borrower acknowledge that the Terminated Borrower shall continue to be a Borrower until such time as all Loans made to the Terminated Borrower have been repaid, all Letters of Credit issued for the account of the Terminated Borrower have been drawn in full or have expired or have been cash collateralized, terminated or otherwise provided for to the satisfaction of the applicable Issuing Bank and all amounts payable by the Terminated Borrower in respect of LC Disbursements, interest and/or fees (and, to the extent notified by the Administrative Agent or any Lender, any other amounts payable under the Credit Agreement by the Terminated Borrower) have been paid in full; provided that the

B-2-1

Form of Borrower Termination Agreement

Terminated Borrower shall not have the right to request or receive further extensions of credit under the Credit Agreement.]

B-2-2

Form of Borrower Termination Agreement

THIS INSTRUMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Very truly yours,

THOMSON REUTERS CORPORATION,

by
Name:
Title:

[NAME OF TERMINATED BORROWER],

by
Name:
Title:

B-2-3

Form of Borrower Termination Agreement

EXHIBIT C

Form of Borrowing Request

JPMorgan Chase Bank, N.A.,

as Administrative Agent under the Credit Agreement referred to below,

500 Stanton Christiana Road

NCC5, Floor 1

Newark, DE 19713-2107

Attention: Nazir Zohaib

Telephone: (312) 954-9582

Email: zohaib.nazir@chase.com

with a copy to

JPMorgan Chase Bank, N.A.

500 Stanton Christiana Road

NCC5, Floor 1,

Newark, DE 19713-2107

Attention: Yili Xu Telephone: (302) 634-7761

Email: yili.x.xu@chase.com

[DATE]

Borrowing Request

Ladies and Gentlemen:

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”), the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

Form of Borrowing Request

[NAME OF BORROWER] hereby gives you notice pursuant to Section 2.03 of the Credit Agreement that it requests a Borrowing under the Credit Agreement, and in that connection sets forth below the terms on which such Borrowing is requested to be made:

(a) such Borrowing shall be denominated in [CURRENCY] and shall be in an aggregate principal amount equal to [US$][£][€][•]5;

(b) the date of such Borrowing shall be [•], which shall be a Business Day;

(c) [if such Borrowing is denominated in US Dollars,] such Borrowing shall be [an ABR Borrowing][a Term Benchmark Borrowing denominated in US Dollars];

[5]

The aggregate principal amount of any Term Benchmark Borrowing, RFR Borrowing or ABR Borrowing must be an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum; provided that any Term Benchmark Borrowing, RFR Borrowing or ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Commitments.

Form of Borrowing Request

(d) [if such Borrowing is a Term Benchmark Borrowing] the initial Interest Period for such Borrowing shall have a [•]6 [months’] duration;

(e) [the Applicable Funding Account for such Borrowing shall be [•]][in the case of any ABR Borrowing to finance the reimbursement of an LC Disbursement, the Issuing Bank that made such LC Disbursement is [•]]; and

(g) [if such Borrower is organized in a jurisdiction other than the United States, the United Kingdom or Canada,] payments of the principal and interest on such Borrowing will be made from [JURISDICTION].

[Each of the][The] Company [and the [BORROWER]] hereby represents and warrants to the Administrative Agent and the Lenders that, on the date of this Borrowing Request and on the date of the related Borrowing, the conditions to lending specified in paragraphs (a) and (b) of Section 4.02 of the Credit Agreement have been satisfied.

[6]	Shall be subject to the definition of “Interest Period” and can be a period of one, three or six months. May not end after the Maturity Date.

Form of Borrowing Request

Very truly yours,

[NAME OF BORROWER],

by

Name:
Title:

Form of Borrowing Request

EXHIBIT D

Form of Promissory Note

$[AMOUNT]	[DATE]

FOR VALUE RECEIVED, the undersigned, [NAME OF BORROWER] (the “Company”), hereby promises to pay to [NAME OF LENDER] (the “Lender”) or its registered assigns, in the applicable currency and in immediately available funds, in each case as provided for in the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (a) on the dates set forth in the Credit Agreement, the lesser of (i) the principal amount set forth above and (ii) the aggregate unpaid principal amount of all Loans made by the Lender to the Company pursuant to the Credit Agreement, and (b) interest from the date hereof on the principal amount from time to time outstanding at the rate or rates per annum and payable on such dates as provided in the Credit Agreement. Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

The Company promises to pay interest, on demand, on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at a rate or rates provided in the Credit Agreement.

The Company hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever. The nonexercise by the holder hereof of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

All borrowings evidenced by this promissory note (this “Note”) and all payments and prepayments of the principal hereof and interest hereon and the respective dates thereof shall be endorsed by the holder hereof on the schedule attached hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such notation shall not affect the obligations of the Company under this Note.

This Note is one of the promissory notes referred to in the Credit Agreement that, among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events, for optional and mandatory prepayment of the principal hereof prior to the maturity hereof and for the amendment or waiver of certain provisions of the Credit Agreement, all upon the terms and conditions therein specified.

Form of Promissory Note

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[NAME OF BORROWER]

by

Name:
Title:

Form of Promissory Note

LOANS AND PAYMENTS

Date	Amount of Loan	Maturity Date	Payments of Principal/Interest	Principal Balance of Note	Name of Person Making the Notation

Form of Promissory Note

EXHIBIT E

Form of Compliance Certificate

The undersigned hereby certifies as follows:

1.	1. I am the [Chief Financial Officer] [Treasurer] [Controller] of Thomson Reuters Corporation (the “Company”).

2.

2. I have reviewed the terms of the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Each capitalized term used but not defined herein shall have the meaning specified in the Credit Agreement.

3.

3. The review described in paragraph 2 above did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes an Event of Default under the Credit Agreement continuing as of the date of this Certificate, except as set forth in a separate attachment, if any, to this Certificate, specifying the nature and extent of the condition or event, the period during which it has existed and the corrective action which the Company has taken, is taking or proposes to take with respect to each such condition or event.

4.

4. The foregoing certifications, together with the computations set forth in Annex A hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered on [         ], 20[    ] pursuant to Section 5.01(b) of the Credit Agreement.

THOMSON REUTERS CORPORATION

by

Name:
Title:

E-1

Form of Compliance Certificate

Annex A

to Form of Compliance Certificate

FOR THE FISCAL YEAR ENDED [    ]

1. Consolidated Total Debt at the end of the Fiscal Year:	[___________]
2. Consolidated EBITDA for the Fiscal Year:	[___________]
3. Consolidated Total Debt to EBITDA Ratio:	[___________]

Consolidated Total Debt / Consolidated EBITDA not to exceed the Leverage Ratio as set forth in Section 6.04 of the Credit Agreement.

E-2

Form of Compliance Certificate

EXHIBIT F

Form of Maturity Date Extension Request

JPMorgan Chase Bank, N.A.,

as Administrative Agent under the Credit Agreement referred to below,

500 Stanton Christiana Road

NCC5, Floor 1

Newark, DE 19713-2107

Attention: Nazir Zohaib

Telephone: (312) 954-9582

Email: zohaib.nazir@chase.com

with a copy to

JPMorgan Chase Bank, N.A.

500 Stanton Christiana Road

NCC5, Floor 1,

Newark, DE 19713-2107

Attention: Yili Xu Telephone: (302) 634-7761

Email: yili.x.xu@chase.com

[DATE]

Maturity Date Extension Request

Ladies and Gentlemen:

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”), the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Each capitalized term used but not defined herein shall have the meaning specified in the Credit Agreement.

In accordance with Section 2.07(e) of the Credit Agreement, the undersigned hereby requests an extension of the Maturity Date from [•], 20[ ] to [•], 20[ ].7

Very truly yours,

THOMSON REUTERS CORPORATION,

by

Name:
Title:

[7]	Each extension of the Maturity Date may not exceed one year. No more than two such extensions of the Maturity Date may be requested since the Restatement Effective Date.

F-1

Form of Maturity Date Extension Request

EXHIBIT G-1

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders or Non-U.S. Issuing Banks That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any promissory note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of any U.S. Borrower within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to any U.S. Borrower as described in Section 881(c)(3)(C) of the Code and (v) the interest payments in question are not effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished the Administrative Agent and any U.S. Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform any U.S. Borrower and the Administrative Agent and (ii) the undersigned shall have at all times furnished any U.S. Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER OR ISSUING BANK]

By:
Name:
Title:

Date:_____________ ____, 20___

G-1-1

Form of Tax Compliance For Non-US Lenders or Non-US Issuing Banks That Are Not

Partnerships For U.S. Federal Income Tax Purpose

EXHIBIT G-2

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of any U.S. Borrower within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to the any U.S. Borrower as described in Section 881(c)(3)(C) of the Code, and (v) the interest payments in question are not effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (ii) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:_____________ ____, 20___

G-2-1

Form of US Tax Compliance Certificate for Non-US Participants that are not Partnerships for US

Federal Income Tax Purposes

EXHIBIT G-3

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of any U.S. Borrower within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its direct or indirect partners/members is a controlled foreign corporation related to any U.S. Borrower as described in Section 881(c)(3)(C) of the Code, and (vi) the interest payments in question are not effectively connected with the undersigned’s or its direct or indirect partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (ii) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:_____________ ____, 20___

G-3-1

Form of US Tax Compliance Certificate for Non-US Participants that are Partnerships for US

Federal Income Tax Purposes

EXHIBIT G-4

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders or Non-U.S. Issuing Banks That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any promissory note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to the Credit Agreement, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of any U.S. Borrower within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its direct or indirect partners/members is a controlled foreign corporation related to any U.S. Borrower as described in Section 881(c)(3)(C) of the Code, and (vi) the interest payments in question are not effectively connected with the undersigned’s or its direct or indirect partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished the Administrative Agent and any U.S. Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent and (ii) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER OR ISSUING BANK]

By:
Name:
Title:

Date:_____________ ____, 20__

G-4-1

Form of US Tax Compliance Certificate for Non-US Lenders or Non-US Issuing Banks that are

Partnerships for US Federal Income Tax Purposes

EXHIBIT H

SUBSIDIARY GUARANTEE AGREEMENT

dated as of

[____________],

among

THOMSON REUTERS CORPORATION,

THE SUBSIDIARY GUARANTORS PARTY HERETO

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent

TABLE OF CONTENTS

Page

ARTICLE I

Definitions

SECTION 1.01. Credit Agreement	1
SECTION 1.02. Other Defined Terms	1

ARTICLE II

The Guarantees

SECTION 2.01. Guarantee	2
SECTION 2.02. Guarantee of Payment; Continuing Guarantee	2
SECTION 2.03. No Limitations	2
SECTION 2.04. Reinstatement	3
SECTION 2.05. Agreement to Pay; Subrogation	4
SECTION 2.06. Information	4
SECTION 2.07. Payments Free of Taxes	4

ARTICLE III

Indemnity, Subrogation and Subordination

SECTION 3.01. Indemnity and Subrogation	5
SECTION 3.02. Contribution and Subrogation	5
SECTION 3.03. Subordination	5

ARTICLE IV

Representations and Warranties

SECTION 4.01. Organization; Powers	6
SECTION 4.02. Authorization; No Conflicts	6
SECTION 4.03. Governmental Approvals	6
SECTION 4.04. Enforceability	6
SECTION 4.05. Investment Company Status	6

ARTICLE V

Miscellaneous

SECTION 5.01. Notices	6
SECTION 5.02. Waivers; Amendment	7
SECTION 5.03. Administrative Agent’s Fees and Expenses; Indemnification	7
SECTION 5.04. Survival	8

i

ii

SUBSIDIARY GUARANTEE AGREEMENT dated as of [________] (this “Agreement”), among THOMSON REUTERS CORPORATION, the SUBSIDIARY GUARANTORS party hereto and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Thomson Reuters Corporation, an Ontario corporation (the “Company”), the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. The Lenders and the Issuing Banks have agreed to extend credit to the Borrowers subject to the terms and conditions set forth in the Credit Agreement. In accordance with the Credit Agreement, subsidiaries of the Company are, in certain circumstances, required to become, or in the discretion of the Company may become, Subsidiary Guarantors by becoming a party to this Agreement. The Subsidiary Guarantors are subsidiaries of the Company, will derive substantial benefits from the extension of credit to the Company and the other Borrowers pursuant to the Credit Agreement and are willing to execute and deliver this Agreement in accordance with the terms of the Credit Agreement. Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Credit Agreement. (a) Terms used in this Agreement (including in the introductory paragraph hereto) that are defined in the Credit Agreement and not otherwise defined herein have the meanings specified in the Credit Agreement.

(b) The rules of construction specified in Section 1.03 of the Credit Agreement also apply to this Agreement, mutatis mutandis.

SECTION 1.02. Other Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Agreement” has the meaning set forth in the preamble hereto.

“Claiming Party” has the meaning set forth in Section 3.02.

“Company” has the meaning set forth in the introductory paragraph hereto.

“Contributing Party” has the meaning set forth in Section 3.02.

“Credit Agreement” has the meaning set forth in the introductory paragraph hereto.

“Guaranteed Party” means (a) the Administrative Agent, (b) the Lenders, (c) the Issuing Banks, (d) the Arrangers, (e) the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Document and (f) the permitted successors and assigns as set forth in the Credit Agreement of any of the foregoing.

“Obligations” has the meaning set forth in the Credit Agreement.

“Subsidiary Guarantors” means any subsidiary of the Company that is a party to this Agreement on the date hereof or that becomes a party to this Agreement pursuant to Section 5.12, other than any such subsidiary that has ceased to be a party to this Agreement in accordance with Section 5.11(b).

“Supplement” means an instrument in the form of Exhibit A hereto, or any other form approved by the Administrative Agent.

ARTICLE II

The Guarantees

SECTION 2.01. Guarantee. Each Subsidiary Guarantor irrevocably and unconditionally guarantees, jointly with the other Subsidiary Guarantors and severally, as a primary obligor and not merely as a surety, the due and punctual payment and performance of the Obligations. Each Subsidiary Guarantor further agrees that the Obligations may be extended or renewed, in whole or in part, or amended or modified, without notice to or further assent from it, and that it will remain bound upon its guarantee hereunder notwithstanding any extension, renewal, amendment or modification of any of the Obligations. Each Subsidiary Guarantor waives presentment to, demand of payment from and protest to the Company or any other Loan Party of any of the Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment.

SECTION 2.02. Guarantee of Payment; Continuing Guarantee. Each Subsidiary Guarantor further agrees that its guarantee hereunder constitutes a guarantee of payment when due (whether or not any bankruptcy, insolvency, receivership or similar proceeding shall have stayed the accrual or collection of any of the Obligations or operated as a discharge thereof) and not merely of collection, and waives any right to require that any resort be had by the Administrative Agent or any other Guaranteed Party to any balance of any deposit account or credit on the books of the Administrative Agent or any other Guaranteed Party in favor of the Borrowers, any other Loan Party or any other Person. Each Subsidiary Guarantor agrees that its guarantee hereunder is continuing in nature and applies to all of the Obligations, whether currently existing or hereafter incurred.

SECTION 2.03. No Limitations. (a) Except for the termination or release of a Subsidiary Guarantor’s obligations hereunder as expressly provided in Section 5.11, the obligations of each Subsidiary Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason and shall not be

2

subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of any of the Obligations or any impossibility in the performance of any of the Obligations, or otherwise. Without limiting the generality of the foregoing, except for termination or release of its obligations hereunder as expressly provided in Section 5.11, the obligations of each Subsidiary Guarantor hereunder shall not be discharged or impaired or otherwise affected by (i) the failure of the Administrative Agent or any other Guaranteed Party to assert any claim or demand or to enforce any right or remedy under the provisions of any Loan Document or otherwise, (ii) any extension or renewal of any of the Obligations, (iii) any rescission, waiver, amendment, or modification of, or any release from any of the terms or provisions of, any Loan Document or any other agreement, including with respect to any other Subsidiary Guarantor under this Agreement, (iv) the failure or delay of the Administrative Agent or any other Guaranteed Party to exercise any right or remedy against any other guarantor of the Obligations, (v) any default, failure or delay, wilful or otherwise, in the performance of any of the Obligations, (vi) any lack of validity or unenforceability of this Agreement or any other Loan Document, (vii) any change in ownership of any of the Loan Parties or any merger, amalgamation or consolidation of any of the Loan Parties with any other Person or (viii) any other act or omission that may or might in any manner or to any extent vary the risk of any Subsidiary Guarantor or otherwise operate as a discharge of any Subsidiary Guarantor as a matter of law or equity.

(b) To the fullest extent permitted by Applicable Law, each Subsidiary Guarantor waives any defense based on or arising out of any defense of the Company or any other Loan Party or the unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Company or any other Loan Party (other than the payment in full in cash of all the Obligations). The Administrative Agent and the other Guaranteed Parties may, at their election, foreclose on any security held by one or more of them by one or more judicial or nonjudicial sales, accept an assignment of any such security in lieu of foreclosure, compromise or adjust any part of the Obligations, make any other accommodation with the Company or any other Loan Party or exercise any other right or remedy available to them against the Company or any other Loan Party, without affecting or impairing in any way the liability of any Subsidiary Guarantor hereunder (except to the extent the Obligations have been paid in full in cash). To the fullest extent permitted by Applicable Law, each Subsidiary Guarantor waives any defense arising out of any such election even though such election operates, pursuant to Applicable Law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of such Subsidiary Guarantor against the Company or any other Loan Party, as the case may be, or any security.

SECTION 2.04. Reinstatement. Each Subsidiary Guarantor agrees that its guarantee hereunder shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligations is rescinded or must otherwise be restored by the Administrative Agent or any other Guaranteed Party upon the bankruptcy or reorganization (or any analogous proceeding in any jurisdiction) of the Borrowers, any other Loan Party or otherwise.

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SECTION 2.05. Agreement to Pay; Subrogation. In furtherance of the foregoing and not in limitation of any other right that the Administrative Agent or any other Guaranteed Party may have at law or in equity against any Subsidiary Guarantor by virtue hereof, upon the failure of the Company or any other Loan Party to pay any Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, each Subsidiary Guarantor hereby promises to and will forthwith pay, or cause to be paid, to the Administrative Agent for distribution to the applicable Guaranteed Parties in cash the amount of such unpaid Guaranteed Obligation. Each Subsidiary Guarantor agrees that if payment in respect of any Obligation shall be due in a currency other than dollars and/or at a place of payment other than New York and if, by reason of any change in law, disruption of currency or foreign exchange markets, war or civil disturbance or other event, circumstance or condition, payment of such Obligation in such currency or at such place of payment shall be impossible or, in the reasonable judgment of the Administrative Agent or any Lender, not consistent with the protection of its rights or interests, then, at the election of the Administrative Agent, such Subsidiary Guarantor shall make payment of such Obligation in US Dollars (based upon the applicable Exchange Rate in effect on the date of payment) and/or in New York, and shall indemnify the Administrative Agent and each other Guaranteed Party against any losses or reasonable out-of-pocket expenses (including losses or expenses resulting from fluctuations in exchange rates) that it shall sustain as a result of such alternative payment. Upon payment by any Subsidiary Guarantor of any sums to the Administrative Agent as provided above, all rights of such Subsidiary Guarantor against the Company or any other Loan Party arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subject to Article III.

SECTION 2.06. Information. Each Subsidiary Guarantor assumes all responsibility for being and keeping itself informed of the Company’s and each other Loan Party’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Obligations and the nature, scope and extent of the risks that such Subsidiary Guarantor assumes and incurs hereunder, in each case as diligent inquiry would reveal, and agrees that neither the Administrative Agent nor any other Guaranteed Party will have any duty to advise such Subsidiary Guarantor of information known to it or any of them regarding such circumstances or risks.

SECTION 2.07. Payments Free of Taxes. Each Subsidiary Guarantor hereby acknowledges the provisions of Section 2.15 of the Credit Agreement and agrees to be bound by such provisions with the same force and effect, and to the same extent, as if each reference in such Section to “the Borrowers” (or similar references) were a reference the “Subsidiary Guarantors” mutatis mutandis and such Subsidiary Guarantor were a party to the Credit Agreement.

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ARTICLE III

Indemnity, Subrogation and Subordination

SECTION 3.01. Indemnity and Subrogation. In addition to all such rights of indemnity and subrogation as the Subsidiary Guarantors may have under Applicable Law (but subject to Section 3.03), the Company agrees that in the event a payment in respect of any Obligation of the Borrowers shall be made by any Subsidiary Guarantor under this Agreement, the Company shall indemnify such Subsidiary Guarantor for the full amount of such payment and such Subsidiary Guarantor shall be subrogated to the rights of the Person to whom such payment shall have been made to the extent of such payment.

SECTION 3.02. Contribution and Subrogation. Each Subsidiary Guarantor (a “Contributing Party”) agrees (subject to Section 3.03) that, in the event a payment shall be made by any other Subsidiary Guarantor hereunder in respect of any Obligations and such other Subsidiary Guarantor (the “Claiming Party”) shall not have been fully indemnified by the Company as provided in Section 3.01, the Contributing Party shall indemnify the Claiming Party in an amount equal to the amount of such payment or the greater of the book value or the fair market value of such assets, as the case may be, in each case multiplied by a fraction of which the numerator shall be the net worth of the Contributing Party on the date hereof and the denominator shall be the aggregate net worth of all the Subsidiary Guarantors on the date hereof (or, in the case of any Subsidiary Guarantor becoming a party hereto pursuant to Section 5.12, the date of the Supplement hereto executed and delivered by such Subsidiary Guarantor). Any Contributing Party making any payment to a Claiming Party pursuant to this Section 3.02 shall (subject to Section 3.03) be subrogated to the rights of such Claiming Party under Section 3.01 to the extent of such payment.

SECTION 3.03. Subordination. Notwithstanding any provision of this Agreement to the contrary, all rights of the Subsidiary Guarantors under Sections 3.01 and 3.02 and all other rights of the Subsidiary Guarantors of indemnity, contribution or subrogation under Applicable Law or otherwise shall be fully subordinated in right of payment to the payment in full of all the Obligations. No failure on the part of the Company or any Subsidiary Guarantor to make the payments required by Sections 3.01 and 3.02 (or any other payments required under Applicable Law or otherwise) shall in any respect limit the obligations and liabilities of any Subsidiary Guarantor with respect to its obligations hereunder, and each Subsidiary Guarantor shall remain liable for the full amount of the Obligations.

ARTICLE IV

Representations and Warranties

Each Subsidiary Guarantor represents and warrants that:

5

SECTION 4.01. Organization; Powers. Such Subsidiary Guarantor is an entity duly organized, incorporated, amalgamated, continued or formed, as the case may be, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable.

SECTION 4.02. Authorization; No Conflicts. The execution, delivery and performance by such Subsidiary Guarantor of this Agreement and each other Loan Document to which it is a party, and the transactions contemplated thereunder, (a) are within such Subsidiary Guarantor’s corporate (or other applicable) powers, and have been duly authorized by all necessary corporate (or other applicable) action, (b) do not contravene (i) such Subsidiary Guarantor’s certificate of incorporation, constitutive documents or by-laws, (ii) any material law, rule or regulation applicable to such Subsidiary Guarantor or (iii) any material contractual obligation or legal restriction binding on or affecting such Subsidiary Guarantor, and (c) will not result in or require the imposition of any Lien or encumbrance on, or security interest in, any property (including, without limitation, accounts or contract rights) of the such Subsidiary Guarantor, except as provided in this Agreement and any other Loan Document.

SECTION 4.03. Governmental Approvals. No Governmental Action is required for the execution or delivery by such Subsidiary Guarantor of this Agreement and each other Loan Document to which it is a party or for the performance by such Subsidiary Guarantor of its obligations under this Agreement or any other Loan Document other than those which have previously been duly obtained, are in full force and effect, are not subject to any pending or, to the knowledge of such Subsidiary Guarantor, threatened appeal or other proceeding seeking reconsideration and as to which all applicable periods of time for review, rehearing or appeal with respect thereto have expired.

SECTION 4.04. Enforceability. This Agreement and each other Loan Document to which such Subsidiary Guarantor is a party is a legal, valid and binding obligation of such Subsidiary Guarantor, enforceable against such Subsidiary Guarantor in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws of general application affecting rights and remedies of creditors generally.

SECTION 4.05. Investment Company Status. Such Subsidiary Guarantor is not required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

ARTICLE V

Miscellaneous

SECTION 5.01. Notices. All communications and notices hereunder shall (except as otherwise expressly permitted herein) be in writing and given as provided in Section 10.01 of the Credit Agreement. All communications and notices hereunder to

6

any Subsidiary Guarantor shall be given to it in care of the Company as provided in Section 10.01 of the Credit Agreement.

SECTION 5.02. Waivers; Amendment. (a) No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Company or any other Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Without limiting the generality of the foregoing, the execution and delivery of this Agreement, the making of a Loan or the issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Issuing Bank, any Lender or any of their respective Affiliates may have had notice or knowledge of such Default at the time. No notice or demand on any Loan Party in any case shall entitle any Loan Party to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Section 10.02 of the Credit Agreement.

SECTION 5.03. Administrative Agent’s Fees and Expenses; Indemnification. (a) Each Subsidiary Guarantor, jointly with each other Subsidiary Guarantor and severally, agrees to reimburse the Administrative Agent for its fees and reasonable out-of-pocket expenses incurred hereunder as provided in Section 10.03(a) of the Credit Agreement as if each reference in such Section to “the Borrowers” were a reference to “the Subsidiary Guarantors”, mutatis mutandis, and with the same force and effect as if such Subsidiary Guarantor were a party to the Credit Agreement.

(b) Each Subsidiary Guarantor, jointly with each other Subsidiary Guarantor and severally, agrees to indemnify and hold harmless each Indemnitee as provided in Section 10.03(b) of the Credit Agreement as if each reference in such Section to “the Borrowers” were a reference to “the Subsidiary Guarantors”, mutatis mutandis, and with the same force and effect as if such Subsidiary Guarantor were a party to the Credit Agreement.

(c) To the extent permitted by Applicable Law, no Subsidiary Guarantor shall assert, and each Subsidiary Guarantor hereby waives, any claim against any Indemnitee, on any theory of liability, (i) for any damages arising from the use by others

7

of information or other materials obtained through telecommunications, electronic or other information transmission systems (including the Electronic System and the Internet), (other than as determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or wilful misconduct of such Indemnitee or the breach or violation by such Indemnitee of its agreements under the Credit Agreement) and (ii) for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(d) All amounts due under paragraph (a) or (b) of this Section shall be payable promptly after written demand therefor.

SECTION 5.04. Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Administrative Agent, the Arrangers, the Issuing Banks and the Lenders and shall survive the execution and delivery of the Loan Documents and the making of any Loans and the issuance of any Letters of Credit, regardless of any investigation made by any such Person or on its behalf and notwithstanding that the Administrative Agent, any Arranger, any Issuing Bank, any Lender or any Affiliate of any of the foregoing may have had notice or knowledge of any Default or incorrect representation or warranty at the time any Loan Document is executed and delivered or any credit is extended under the Credit Agreement, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under the Credit Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.04, 2.07 and 5.03 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated by the Loan Documents, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 5.05. Counterparts; Effectiveness; Several Agreement; Electronic Execution. (a) This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by fax, emailed .pdf or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall become effective as to any Loan Party when a counterpart hereof executed on behalf of such Loan Party shall have been delivered to the Administrative Agent and a counterpart hereof shall have been executed on behalf of the Administrative Agent, and thereafter shall be binding upon such Loan Party and the Administrative Agent and their respective permitted successors and assigns, and shall inure to the benefit of such Loan Party, the Administrative Agent and the other Guaranteed Parties and their respective permitted successors and assigns, except that no Loan Party may assign or

8

otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by such Loan Party without such consent shall be null and void), except as expressly provided in the Credit Agreement. This Agreement shall be construed as a separate agreement with respect to each Loan Party and may be amended, modified, supplemented, waived or released with respect to any Loan Party without the approval of any other Loan Party and without affecting the obligations of any other Loan Party hereunder.

(b) Delivery of an executed counterpart of a signature page of this Agreement by fax, emailed .pdf or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature,” delivery,” and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that nothing herein shall require the Administrative Agent to accept electronic signatures in any form or format without its prior written consent. Without limiting the generality of the foregoing, each of the Company and the Subsidiary Guarantors hereby (i) agrees that, for all purposes, including in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders and the Loan Parties, electronic images of this Agreement or any other Loan Documents (in each case, including with respect to any signature pages thereto) shall have the same legal effect, validity and enforceability as any paper original, and (ii) waives any argument, defense or right to contest the validity or enforceability of the Loan Documents based solely on the lack of paper original copies of any Loan Documents, including with respect to any signature pages thereto.

SECTION 5.06. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 5.07. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender, Issuing Bank or Affiliate to or for the credit or the account of any Subsidiary Guarantor against any of and all the obligations of such Subsidiary Guarantor

9

now or hereafter existing under this Agreement held by such Lender or Issuing Bank, irrespective of whether or not such Lender or Issuing Bank shall have made any demand under this Agreement irrespective of whether or not such Lender, Issuing Bank or Affiliate shall have made any demand under this Agreement and although such obligations are owed to a branch office or Affiliate of such Lender or such Issuing Bank different from the branch office or Affiliate holding such deposit or obligated on such indebtedness. The rights of each Lender, each Issuing Bank and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, Issuing Bank or Affiliate may have.

SECTION 5.08. Governing Law; Jurisdiction; Consent to Service of Process; Appointment of Service of Process Agent. (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding shall be heard and determined exclusively in such Federal court or, if such court lacks subject matter jurisdiction, such New York State court. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent, any Issuing Bank or any Lender may otherwise have to bring any suit, action or proceeding relating to this Agreement or any other Loan Document against any Subsidiary Guarantor or its properties in the courts of any jurisdiction.

(c) Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided in Section 10.09(d) of the Credit Agreement. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(e) In the event any Subsidiary Guarantor or any of its assets has or hereafter acquires, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Agreement, any immunity from jurisdiction, legal

10

proceedings, attachment (whether before or after judgment), execution, judgment or setoff, such Subsidiary Guarantor hereby irrevocably agrees not to claim and hereby irrevocably and unconditionally waives such immunity.

SECTION 5.09. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 5.10. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 5.11. Termination or Release. (a) Subject to Section 2.04, this Agreement and the guarantees made herein shall automatically terminate and be released upon payment in full in cash of all the Obligations (other than contingent obligations for indemnification, expense reimbursement, tax gross-up or yield protection as to which no claim has been made), the expiration or termination of all the Commitments, the reduction of the LC Exposure to zero and the expiration or termination of the Issuing Banks’ obligations to issue, amend or extend Letters of Credit under the Credit Agreement.

(b) The guarantees made herein shall also be released at the time or times and in the manner set forth in Section 10.20 of the Credit Agreement.

(c) In connection with any termination or release pursuant to paragraph (a) or (b) of this Section, (i) upon request of the Administrative Agent the Company shall deliver a certificate of a Financial Officer of the Company as to the satisfaction of the requirements to such release set forth in paragraph (a) or (b) of this Section and (ii) the Administrative Agent shall execute and/or deliver to any Subsidiary Guarantor, at such Subsidiary Guarantor’s expense, all releases and other documents that such Subsidiary Guarantor shall reasonably request to evidence such termination or release. Any execution and delivery of documents by the Administrative Agent pursuant to this Section shall be without recourse to or warranty by the Administrative Agent.

11

SECTION 5.12. Additional Subsidiary Guarantors. Pursuant to the Credit Agreement, certain subsidiaries of the Company not a party hereto on the date of this Agreement may be required to or otherwise enter into this Agreement. Upon the execution and delivery by the Administrative Agent and any such subsidiary of the Company of a Supplement, such subsidiary of the Company shall become a Subsidiary Guarantor hereunder with the same force and effect as if originally named as such herein. The execution and delivery of any Supplement shall not require the consent of any other Subsidiary Guarantor hereunder. The rights and obligations of each Subsidiary Guarantor hereunder shall remain in full force and effect notwithstanding the addition of any new subsidiary of the Company as a party to this Agreement.

SECTION 5.13. No Fiduciary Duty. Each of the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders and their respective Affiliates may be providing financing or other services to other Persons that have or may in the future have interests conflicting with the interests of the Loan Parties and their respective Related Parties. Each Subsidiary Guarantor agrees that in connection with all aspects of the Transactions and any communications in connection therewith, the Subsidiary Guarantors and their Affiliates, on the one hand, and the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders and their Affiliates, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders or their Affiliates, and no such duty will be deemed to have arisen in connection with any such Transactions or communications. To the fullest extent permitted by law, the Subsidiary Guarantors hereby agree not to assert any claims against any of the Administrative Agent, the Arrangers, the Lenders or the Issuing Banks or their respective Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

SECTION 5.14. Conversion of Currencies. (a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b) The obligations of each Subsidiary Guarantor in respect of any sum due to any Guaranteed Party shall, notwithstanding any judgment in a Judgment Currency other than the Agreement Currency, be discharged only to the extent that, on the Business Day following receipt by such Guaranteed Party of any sum adjudged to be so due in the Judgment Currency, such Guaranteed Party may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, such Subsidiary Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Guaranteed Party against such loss. The obligations of each

12

party hereto contained in this Section shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

13

IN WITNESS WHEREOF, the parties hereto have duly executed this Subsidiary Guarantee Agreement as of the day and year first above written.

THOMSON REUTERS CORPORATION,

by
Name:
Title:

[NAME OF SUBSIDIARY GUARANTOR],

by
Name:
Title:

SIGNATURE PAGE TO SUBSIDARY GUARANTEE AGREEMENT

JPMORGAN CHASE BANK, N.A., as Administrative Agent,

by
Name:
Title:

SIGNATURE PAGE TO SUBSIDARY GUARANTEE AGREEMENT

Exhibit A to

the Subsidiary Guarantee Agreement

SUPPLEMENT NO. __ dated as of [ ] to the Subsidiary Guarantee Agreement dated as of [___________], among THOMSON REUTERS CORPORATION, the SUBSIDIARY GUARANTORS party thereto and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (the “Credit Agreement”), among Thomson Reuters Corporation, an Ontario corporation (the “Company”), the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, and (b) the Subsidiary Guarantee Agreement dated as of [ ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Subsidiary Guarantee Agreement”), among the Company, the Subsidiary Guarantors party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Terms used herein that are defined in the Credit Agreement or the Subsidiary Guarantee Agreement and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement or the Subsidiary Guarantee Agreement, as applicable.

Section 5.12 of the Subsidiary Guarantee Agreement provides that additional subsidiaries of the Company may become Subsidiary Guarantors under the Subsidiary Guarantee Agreement by execution and delivery of an instrument in the form of this Supplement. The undersigned subsidiary of the Company (the “New Subsidiary”) is executing this Supplement to become a Subsidiary Guarantor under the Subsidiary Guarantee Agreement in accordance with the terms of the Credit Agreement.

Accordingly, the Administrative Agent and the New Subsidiary agree as follows:

SECTION 1. In accordance with Section 5.12 of the Subsidiary Guarantee Agreement, the New Subsidiary by its signature below becomes a Subsidiary Guarantor under the Subsidiary Guarantee Agreement with the same force and effect as if originally named therein as a Subsidiary Guarantor, and the New Subsidiary hereby agrees to all the terms and provisions of the Subsidiary Guarantee Agreement applicable to it as a Subsidiary Guarantor thereunder. Each reference to a “Subsidiary Guarantor” in the Subsidiary Guarantee Agreement shall be deemed to include the New Subsidiary. The Guarantee Agreement is hereby incorporated herein by reference.

SECTION 2. The New Subsidiary represents and warrants that the representations and warranties set forth in Article IV of the Subsidiary Guarantee Agreement are true and correct as to the New Subsidiary.

SECTION 3. This Supplement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Supplement by fax emailed .pdf or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually signed counterpart of this Supplement. This Supplement shall become effective as to the New Subsidiary when a counterpart hereof executed on behalf of the New Subsidiary shall have been delivered to the Administrative Agent and a counterpart hereof shall have been executed on behalf of the Administrative Agent, and thereafter shall be binding upon the New Subsidiary and the Administrative Agent and their respective permitted successors and assigns, and shall inure to the benefit of the New Subsidiary, the Administrative Agent, the other Guaranteed Parties and their respective successors and assigns, except that the New Subsidiary shall not have the right to assign or transfer its rights or obligations hereunder or any interest herein (and any such assignment or transfer shall be void) except as expressly provided in this Supplement, the Subsidiary Guarantee Agreement and the Credit Agreement.

SECTION 4. Except as expressly supplemented hereby, the Subsidiary Guarantee Agreement shall remain in full force and effect.

SECTION 5. THIS SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

SECTION 6. Any provision of this Supplement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 7. All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the Subsidiary Guarantee Agreement.

SECTION 8. The provisions of Sections 5.02, 5.04, 5.08 and 5.09 of the Subsidiary Guarantee Agreement are hereby incorporated by reference herein as if set forth in full force herein, mutatis mutandis.

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IN WITNESS WHEREOF, the New Subsidiary and the Administrative Agent have duly executed this Supplement to the Subsidiary Guarantee Agreement as of the day and year first above written.

[NAME OF NEW SUBSIDIARY],

by

Name:
Title:

JPMORGAN CHASE BANK, N.A., as Administrative Agent,

by

Name:
Title:

SIGNATURE PAGE TO SUPPLEMENT TO THE SUBSIDARY GUARANTEE AGREEMENT

EXHIBIT I

Form of Interest Election Request

JPMorgan Chase Bank, N.A.,

as Administrative Agent under the Credit Agreement referred to below,

500 Stanton Christiana Road

NCC 1, 1st Floor

Newark, DE 19713-2107

Attention: Gregory Rostick Telephone No. (302) 634-4532

gregory.n.rostick@chase.com

[DATE]

Interest Election Request

Ladies and Gentlemen:

Reference is made to the Amended and Restated Credit Agreement dated as of November 7, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation, the other Borrowers from time to time party thereto, the Lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

[NAME OF BORROWER] hereby gives you notice pursuant to Section 2.06 of the Credit Agreement that it requests to convert or continue an existing Borrowing under the Credit Agreement, and in that connection such Borrower specifies the following information with respect to such conversion or continuation requested hereby:

1.	Borrowing to which this request applies:

Principal Amount:
Currency:
Type:
Interest Period[1]:

2.	Effective date of this election[2]:
3.	Resulting Borrowing[s][3]
Principal Amount[4]:

[1]	In the case of a Term Benchmark Borrowing, specify the last day of the current Interest Period therefor.
[2]	Must be a Business Day.
[3]

If different options are being elected with respect to different portions of the applicable Borrowing, provide the information required by this item 3 for each resulting Borrowing. Each resulting Borrowings shall be in an aggregate amount that is an integral multiple of, and not less than, the amount specified for a Borrowing of such Type and currency in Section 2.02(c) of the Credit Agreement.

[4]	Indicate the principal amount of the resulting Borrowing and the percentage of the Borrowing in item 1 above.

I-1

Form of Interest Election Request

Type[5]
Interest Period[6]

Very truly yours,

[NAME OF BORROWER],

by

Name:
Title:

[5]	Must comply with Section 2.02(c) of the Credit Agreement.
[6]

Applicable only if the resulting Borrowing is to be a Term Benchmark Borrowing. Shall be subject to the definition of “Interest Period” and can be a period of one, three or six months. May not extend beyond the Maturity Date.

I-2

Form of Interest Election Request